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02060763

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Rexam plc

*CURRENT ADDRESS 4 Millbank

London SW1P 3XR

United Kingdom

**FORMER NAME

**NEW ADDRESS

PROCESSED

DEC 30 2002

THOMSON FINANCIAL

FILE NO. 82- 3 FISCAL YEAR 12/31/00

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: [signature]

DAT : 12/17/02

REXAM

THE FIGURES BEHIND THE NEW GLOBAL FORCE



ANNUAL ACCOUNTS 2000

CONTENTS

FINANCIAL CALENDAR

March 8	Announcement of 2000 Final Results
June 6	Ex-dividend date for 2000 final dividend
June 12	Annual General Meeting
July 3	Proposed payment date for 2000 final dividend on Ordinary Shares
August 30	Announcement of 2001 Interim Results
November 5	Proposed payment date for 2001 interim dividend on Ordinary Shares
December 31	Financial year end

REXAM IS THE WORLD'S NO 5 CONSUMER PACKAGING COMPANY AND THE WORLD'S NO 1 BEVERAGE CAN MAKER


BEVERAGE CAN AMERICAS
BEVERAGE CAN EUROPE & ASIA
GLASS
BEAUTY & CLOSURES
FLEXIBLES
PLASTIC CONTAINERS
BEVERAGE
HEALTHCARE
BEAUTY
FOOD

Our vision is to be the leading consumer packaging group in each of our chosen market segments, large enough to provide excellent service to our customers and to be a major customer to our suppliers.

Leading means not necessarily in size, but in service, innovation, efficiency and quality for our customers. Leading also means creating a stimulating and rewarding environment for our employees. With this approach we shall produce sustained growth in value for our shareholders.

Rexam provides consumer packaging solutions for global and regional customers primarily in the beverage, beauty, healthcare and food segments. We work through six global manufacturing Sectors each based on a specialised technology so that we may exploit the potential synergies between the various operations.

Each of the Rexam Sectors has its own Sector Director who, together with his management team, is responsible for the running of the Sector.

TOP 10 CUSTOMERS ACCOUNT FOR 49.5% OF REXAM CONSUMER PACKAGING SALES

The majority of Rexam's sales are made to large international consumer products companies who are growing their businesses on a global and regional basis.

COCA-COLA
PHILIP MORRIS
PEPSI
INTERBREW
ANHEUSER BUSCH
CARLSBERG
AMERICAN BOTTLERS
BEVERAGE ASSOCIATES
UNILEVER
HEINEKEN


49.5%

GLOBAL TOP 10 IN CONSUMER PACKAGING

Based on 1998-99 revenues in £bn


0
2
4
CROWN CORK & SEAL
TETRA PAK
OWENS-ILLINOIS
TOYO SEIKAN
REXAM
ST GOBAIN
BALL/REYNOLDS
PACTIV
SCHMALBACH-LUBECA
ALCAN

Rexam is the world's No 5 consumer packaging company.

OUR CUSTOMERS ARE BECOMING INCREASINGLY GLOBAL, THAT'S WHY YOU WILL FIND US ALL OVER THE WORLD

Rexam's customers are becoming more global. They are also increasingly consolidating their supplier base, seeking to align themselves with global partners who understand the scale and nature of their business, and who can supply their needs on a local level.

Rexam has more than 100 manufacturing operations in some 30 countries in the major markets of the world.





BEVERAGE PACKAGING
- REXAM BEVERAGE CAN
- REXAM GLASS

PLASTIC PACKAGING
- REXAM BEAUTY & CLOSURES
- REXAM FLEXIBLES
- REXAM PLASTIC CONTAINERS



SECTOR HEADQUARTERS AND MANUFACTURING LOCATIONS

SOUTH EAST ASIA

China
- Beverage Can, joint venture, Zhaoqing
- Rexam Der Kwei Shenzhen
- Rexam Der Kwei Shanghai
- Rexam Der Kwei Tianjin

Hong Kong
- Rexam Beauty & Closures Regional HQ

Indonesia
- Rexam Der Kwei Jakarta
- Rexam Der Kwei Surabaya

Japan
- Beverage Can, joint venture, Ibaraki-Ken

Korea
- Beverage Can, joint venture, Taejun City

Singapore
- Rexam Medical Packaging Singapore

Taiwan
- Rexam Der Kwei Taiwan

THE AMERICAS

Brazil
- Rexam Beverage Can Estremo
- Rexam Beauty Packaging Jundiai
- Rexam Medical Packaging Londrina

Mexico
- Beverage Can, joint venture, Queretaro
- Beverage Can, joint venture, Coahuila
- Rexam Plasticos Dumex Quetara
- Rexam Medical Packaging Guadalajara

Puerto Rico
- Rexam Medical Packaging Cidra

USA
- Rexam Inc HQ Charlotte
- Rexam Beverage Can Americas HQ Chicago
- Rexam Beverage Can Birmingham
- Rexam Beverage Can Bishopville
- Rexam Beverage Can Brunswick
- Rexam Beverage Can Chatsworth
- Rexam Beverage Can Chicago
- Beverage Can, joint venture, Denver
- Rexam Beverage Can Fairfield
- Rexam Beverage Can Forest Park
- Rexam Beverage Can Fremont
- Rexam Beverage Can Houston
- Rexam Beverage Can Kent
- Rexam Beverage Can Longview
- Rexam Beverage Can Oklahoma City
- Rexam Beverage Can Olive Branch
- Rexam Beverage Can Phoenix
- Rexam Beverage Can San Leandro
- Rexam Beverage Can St Paul
- Rexam Beverage Can Valparaiso
- Rexam Beverage Can Whitehouse
- Rexam Beverage Can Winston-Salem
- Rexam Cosmetic Packaging Torrington
- Rexam Sussex
- Rexam Closures & Containers Evansville
- Rexam Closures & Containers Princeton
- Rexam Closures & Containers Madisonville
- Rexam Flexibles HQ Mundelein
- Rexam Medical Packaging Mundelein
- Rexam Medical Packaging Madison
- Rexam Flexible Packaging Lakeville
- Rexam Medical Packaging Mount Holly
- Rexam Medical Packaging Ashland
- Rexam Thin Wall Plastics Union

EUROPE

Austria
- Rexam Beverage Can Enzesfeld

Belgium
- Rexam Thin Wall Plastics Antwerp

Czech Republic
- Rexam Thin Wall Plastics Aš
- Rexam Petainer Aš

Denmark
- Rexam Closures & Containers Langeskov
- Rexam Glass Holmegaard
- Rexam Holmia Kolding

France
- Rexam Beverage Can Dunkerque
- Rexam Beverage Can Mont
- Rexam Beauty & Closures HQ Paris
- Rexam Sofab Le Tréport
- Rexam Cosmetic Closures Simandre
- Rexam SMT Tournus
- Rexam Reboul Annecy
- Rexam Beauté Métallisation Simandre
- Rexam Hospital Packaging Coulommiers
- Rexam Thin Wall Plastics Troyes

Germany
- Rexam Beverage Can Berlin
- Rexam Beverage Can Recklinghausen
- Rexam Glass Bad Münder

Ireland
- Rexam Beverage Can Waterford
- Rexam Medical Packaging Sligo

Italy
- Rexam Beverage Can Nogara
- Rexam Beverage Can San Martino

Netherlands
- Rexam Glass Dongen
- Rexam Thin Wall Plastics Beuningen

Poland
- Rexam Glass Gostyn

Russia
- Rexam Beverage Can Naro-Fominsk

Spain
- Rexam Beverage Can La Selva
- Rexam Beverage Can Valdemorillo

Sweden
- Rexam Beverage Can Fosie
- Rexam Glass Limmared
- Rexam Thin Wall Plastics Lidköping
- Rexam Petainer Lidköping

Turkey
- Rexam Beverage Can Manisa

UK
- Rexam Beverage Can Europe & Asia HQ Luton
- Rexam Beverage Can Milton Keynes
- Rexam Beverage Can Wakefield
- Rexam Glass HQ Barnsley
- Rexam Glass Barnsley
- Rexam Closures & Containers Portsmouth
- Rexam High Performance Flexibles Ledbury
- Rexam High Performance Flexibles Thetford
- Rexam Medical Packaging Winterbourne
- Rexam Plastic Containers HQ Yate
- Rexam Thin Wall Plastics Yate
- Rexam Thin Wall Plastics Corby
- Rexam Thin Wall Plastics Hereford
- Rexam Thin Wall Plastics Deeside
- Rexam Combibloc Houghton-le-Spring

OPERATING AND FINANCIAL REVIEW

STRATEGY

Rexam's strategy is to develop into a focused consumer packaging company. The acquisition of American National Can (ANC) in 2000 following the purchase of PLM in the previous year has resulted in Rexam becoming the fifth largest consumer packaging company in the world and the biggest global provider of beverage cans. As our customers and international markets grow, it becomes necessary for Rexam to play an active part in the consolidation process, thereby ensuring effective and efficient customer service.

Over the years as the Group has reshaped, a number of non core businesses have been or will be sold. During 2000, the Printing Sector, the Bulk Packaging division of the Industrial Packaging Sector and the Puerto Rican pharmaceutical businesses were sold. In addition, to finance the two major acquisitions, steps were taken to sell the Coated Films and Papers and Building and Engineering Sectors. By the end of 2000 three divisions in the Coated Films and Papers Sector had been sold: Chartham, US Metallising and the Release division, and on 6 March 2001 a contract was signed for the sale of the DSI division.

BUSINESS AND CHARACTERISTICS

Rexam's principal business is consumer packaging, which has the following business and financial characteristics:

Sales

The long term growth rate of sales volume for the company and the consumer packaging industry is typically 3 to 4% per annum. Most of Rexam's consumer packaging is sold into the beverage, beauty, healthcare and food markets, which are largely non cyclical. Substitution of packaging products tends to occur slowly and is not perceived to be a significant business risk in the short term.

Customers and competitors

The majority of Rexam's sales are made to large international consumer products companies who are growing their businesses on a global basis. They are demanding customers who typically need packaging partners to support their geographic and product expansion programmes. Rexam and its competitors have responded by consolidating and offering a broader product range to those customers. Further consolidation of the industry can be anticipated.

Financial

Typical operating margins for the consumer packaging industry are in the range of 8 to 11% with a high degree of sustainability. There is no indication that margins will change significantly in the future. Rexam is essentially a converter of raw materials. In most years, it has been possible to pass raw material cost increases and decreases to the customer by adjusting selling prices. There is no indication that this pattern of trading is likely to change, although the rapid rise in raw material and energy costs in 2000 did cause some short term concerns. Rexam has had a strong and consistent cash flow, as shown under the "Historic performance" section below, and this is expected to continue. The strong cash flow has enabled the Board to pursue a policy of paying around 50% of attributable profit as dividends.

HISTORIC PERFORMANCE

The following table, starting in 1996 when a change of top management took place, shows the Group's historic performance excluding exceptional items and goodwill amortisation.

	2000 £m	1999 £m	1998 £m	1997 £m	1996 £m
Sales	**2,784**	2,389	1,923	2,045	2,379
Operating profit*	**278**	236	195	198	188
Profit before tax*	**202**	196	186	190	170
Basic earnings per share* (in pence)	**33.9**	32.2	25.1	24.6	22.4

* Before goodwill amortisation and exceptional items

Much of the increased profitability has resulted from acquisitions, principally PLM, Der Kwei and, most recently, ANC. In addition, aggressive efficiency programmes have been implemented throughout the Sectors. Over the past ten years, the Group has achieved strong cash flows and has returned substantial funds to shareholders by way of dividend and, in 1998, by a return of capital.

	Free cash flow* £m	Ordinary dividends £m	Business cash flow* £m	Dividends per share pence
1991	60	(31)	29	10.0
1992	87	(40)	47	11.1
1993	115	(54)	61	12.6
1994	64	(65)	(1)	13.8
1995	37	(71)	(34)	14.1
1996	137	(71)	66	14.1
1997	80	(71)	9	14.1**
1998	92	(64)**	28**	14.1**
1999	110	(56)**	54**	14.8
2000	105	(59)	46	15.1
	887	(582)	305	CAGR 5%

* Before acquisitions and disposals
** Adjusted for delayed dividend payments

2000 PERFORMANCE

	2000 £m	1999 £m	Increase %
Sales	**2,784**	2,389	+17
Operating profit*	**278**	236	+18
Interest*	**(76)**	(40)	+90
Profit before taxation*	**202**	196	+3
Earnings per share (pence)*	**33.9**	32.2	+5
Dividends per share (pence)	**15.1**	14.8	+2

* Before goodwill amortisation and exceptional items

REXAM PRO FORMA 2000

Following a year of dramatic change it is difficult for shareholders to readily appreciate the underlying performance of the ongoing Group. Set out below, therefore, is a pro forma analysis to assist with comparison.
It must be stressed that the figures are not audited and there have been a number of adjustments to provide a presentation on a consistent basis. The analysis assumes that ANC had been purchased on 1 January 2000, rather than in July 2000, and that all disposals made part way through the year had been excluded.

	As reported £m	Disposals £m	Acquisitions £m	Pro forma £m
Sales	2,784	(237)	952	3,499
Operating profit*	278	(15)	79	342
Return on sales*	10.0%			9.8%

* Before goodwill amortisation and exceptional items

EXCHANGE RATES

The principal exchange rates used in preparing the consolidated profit and loss account, balance sheet and cashflow statement are set out on page 64 of the Accounts.

Over the year the US dollar strengthened by 6% while the Euro weakened by 8%. The overall impact of translating these currencies into sterling at the average rates was minimal on the profit and loss account, both as regards sales and operating profit. There was, however, a significant negative transaction impact on trading in most of the businesses based in the United Kingdom. Export sales were severely disadvantaged by the continuing strength of sterling, while import penetration made local trading more challenging. Rexam experienced some difficulty passing on substantial raw material cost increases to customers in this inclement climate. As a consequence, we announced the closure of two United Kingdom based plants producing healthcare and beauty products, which had proven uncompetitive compared with their continental rivals. Where possible, customers will be serviced by other businesses in the Group. The strength of the dollar, particularly during the fourth quarter, has increased reported borrowings, which are translated at closing rates and primarily denominated in US dollars and Euros. This is further analysed in the "Cashflow" section below.

SALES

	2000 £m	1999 £m
Sales as reported	**2,784**	2,389
Discontinued and other disposals	**(237)**	(605)
Ongoing operations	**2,547**	1,784
Full year impact of 2000/1999 acquisitions	**952**	1,504
Exchange fluctuations	**-**	11
Ongoing operations	**3,499**	3,299

	Movement in 2000 £m	Change %
Prices	(46)	-1
Volume/mix	246	+7
Sales increase	200	+6

Volume growth of 7% was unusually strong during the year helped by buoyant economic conditions in most geographic territories. Product markets that showed good growth were Beauty & Closures, Beverage Cans and Coated Films and Papers. Pricing was more problematic with downward pressure in Plastic Packaging for food, Beverage Cans in the US and Coated Films and Papers.

OPERATING PROFIT

	2000 £m	1999 £m
Operating profit as reported	**278**	236
Discontinued and other disposals	**(15)**	(42)
Ongoing operations	**263**	194
Full year impact of 2000/1999 acquisitions	**79**	124
Exchange fluctuations	**-**	1
Ongoing operations	**342**	319

	Movement in 2000 £m	Change %
Prices/costs	(69)	-21
Efficiency savings	45	+14
	(24)	-7
Additional volume	33	+10
Retirement benefits change	14	+4
Operating profit increase	23	+7

In spite of good gains from efficiency initiatives and increased volume, the performance for the year was held back by a challenging pricing environment and higher raw material costs. The Plastic Packaging businesses had particular difficulty where, overall, profits were down. Although pricing was weaker in Beverage Cans in the US and within Coated Films and Papers there were compensating benefits from volume and efficiency. Plastic resin prices have now stabilised and may well decline in 2001 which, together with a better pricing environment, should benefit trading in the coming year.

SEGMENT ANALYSIS

	2000 Sales £m	2000 Profit* £m	2000 ROS %	1999 Sales £m	1999 Profit* £m	1999 ROS %
Beverage Packaging	**1,301**	**117**	**9.0**	638	60	9.4
Plastic Packaging	**726**	**40**	**5.5**	685	60	8.8
Consumer Packaging	**2,027**	**157**	**7.7**	1,323	120	9.1
Coated Films and Papers	**323**	**33**	**10.2**	282	21	7.4
Building and Engineering	**197**	**38**	**19.3**	179	32	17.9
Retirement benefits	**-**	**35**	**-**	-	21	-
Ongoing operations	**2,547**	**263**	**10.3**	1,784	194	10.9
Other operations	**237**	**15**	**-**	605	42	-
	2,784	**278**	**10.0**	2,389	236	9.9

* Operating profit excluding goodwill amortisation and exceptional items.

This year the segment analysis has been changed to better reflect the Group's current activities. Rexam's core business is consumer packaging split between Beverage Packaging, representing on a full year basis around 75% of sales, and the smaller Plastic Packaging representing the remaining 25%. The non packaging operations are the Coated Films and Papers and the Building and Engineering Sectors, both of which are scheduled for disposal in 2001. A new feature of disclosure is to include separately the interest and variations arising on retirement benefits which cover pension schemes and retirement medical schemes that now have a significant effect on our results.

The reason for this expanded retirement benefits analysis is to provide greater transparency of the impact of accounting for retirement benefits on the operating profit. ANC operated large and mature pension and retirement medical benefit schemes which have increased the significance of this area for the Group. The size of the credit taken to income (the variation as prescribed by Statement of Standard Accounting Practice 24) is significant at £35m in 2000 compared with £21m last year. Rexam believes that this presentation is more helpful than the previous practice of allocating this income to the operating Sectors. The new accounting standard Financial Reporting Standard 17 "Retirement Benefits" will be adopted by Rexam over the next two to three years. This analysis is a helpful precursor to the adoption of that standard.

Beverage Packaging

	2000	1999
Sales	**£1,301m**	£638m
Operating profit	**£117m**	£60m
Return on sales	**9.0%**	9.4%

The components of the Rexam Beverage Packaging Sector, which was formed in 1999 with the acquisition of PLM, have changed considerably during the year. In Europe, the former PLM businesses which manufacture beverage cans and glass bottles have been retained in Beverage Packaging, while the plastic bottle businesses were transferred to Plastic Packaging. From July 2000, ANC's beverage can operations have been added to form two new Sectors, Rexam Beverage Can Americas and Rexam Beverage Can Europe & Asia. As part of the merger, the head office of ANC in Chicago and the head office of the former Rexam Beverage Packaging Sector in Malmö, Sweden were closed. A new European division headquarters has been established at the ANC offices in Luton, UK.

Overall, Beverage Packaging had a very satisfactory year with good underlying growth in volume and profits. In particular, the former PLM beverage can business had an outstanding year driven by strong demand in northern Europe and by cost reduction programmes. The Glass Sector had a weaker year due to a sharp rise in energy prices. Comparison with the previous year is somewhat difficult due to changes in the structure, in the central allocations and lower depreciation of £7m as PLM's depreciation policy was harmonised with that of ANC. Nonetheless, it is estimated that on a comparable basis the existing businesses improved profits by 8%.

The performance of ANC, included from acquisition in July, was in line with expectations. The European and Asian operations made good progress while the American business was down slightly due to pricing pressures. These matters are more fully discussed in the "Acquisition of ANC" section below.

Aluminium costs have risen over the past two years from around US$1,250 per ton to around US$1,650 per ton. Both Rexam and ANC have worked closely with their suppliers and customers in Europe and with financial institutions to hedge possible cost increases and therefore there was no negative impact during the year from raw material increases. Looking to 2001, Rexam has entered into agreements with some of its customers and into formal hedging arrangements. These actions and the hedging transactions done with financial institutions are intended to ensure that there is no material risk to trading during the coming year. Projecting further ahead, there are some concerns about the direction of the aluminium markets. In the US, however, Rexam has long term arrangements with its customers and suppliers that protect the business from raw material price volatility.

Plastic Packaging

	2000	1999
Sales	**£726m**	£685m
Operating profit	**£40m**	£60m
Return on sales	**5.5%**	8.8%

Plastic Packaging comprises the Beauty & Closures, Flexibles and Plastic Containers Sectors, plus the refillable plastic bottles transferred from Beverage Packaging. During the year the businesses were reorganised to maximise technological synergies rather than reflect specific markets. We previously analysed this area of our business by its constituent parts, which together now represent around 25% of consumer packaging sales.

For the Plastic Packaging businesses, 2000 was generally a disappointing year. Raw material costs increased by up to 50% for many resins during a period of general low inflation. A number of customer contracts allowed Rexam to pass on cost increases but inevitably there was a delay in implementation. Other open market contracts are subject to normal price negotiations. Due to over capacity, particularly in the food packaging industry, it was difficult to achieve higher prices in the short term, although a number of improved contracts are now in place. An added difficulty for those businesses based in the United Kingdom was the strength of sterling. As discussed above, Rexam has closed two plants in this country and transferred production to other businesses in the Group to improve customer service and competitive position. Most of the disappointment was confined to the healthcare and food businesses. The beauty and closures businesses were generally satisfactory and reported sales up by 11% following the trend seen in recent years.

Raw material prices have now stabilised which should enable management to negotiate better prices this year against a more favourable background.

Coated Films and Papers

	2000	1999
Sales	**£323m**	£282m
Operating profit	**£33m**	£21m
Return on sales	**10.2%**	7.4%

This Sector currently consists of two divisions: Image Products and Decorative Specialties International (DSI). Three divisions (Release, US Metallising and Chartham Papers) have been sold. Their results are included in disposed businesses. It is the Board's intention to sell the two remaining divisions during 2001 and a contract for the sale of DSI has already been announced.

Following a major reorganisation in 1999, which resulted in a lower cost base, the Sector was able to take advantage of the substantial increase in demand for its products during 2000. In particular, the electronic and computer imaged media markets were strong. The nature of these businesses are more cyclical than the consumer packaging operations. The upswing of sales of 15% is by no means unusual in these industries during a period of general economic growth. In the fourth quarter, the US market showed some signs of softness resulting in de-stocking by our major customers. These weaker conditions are expected to continue during the first half of 2001.

Building and Engineering

	2000	1999
Sales	**£197m**	£179m
Operating profit	**£38m**	£32m
Return on sales	**19.3%**	17.9%

For this Sector, 2000 was another excellent year. It comprises MiTek, the world's leading provider of connector products and associated software, and TBS, the leading supplier of lead battery assembly equipment. MiTek reported sales and profit well up on last year despite a slight decline in housing starts in both the United States and Australia during the second half of the year. Other markets in the world saw generally good growth in demand and MiTek continues to gain market share from its competitors in most countries where it operates. TBS also reported a good performance with Asian markets improving significantly during the year.

MiTek is dependent upon North American housing starts and therefore may experience some weakness during the early months of 2001. Sector management aim to compensate for this cyclical downturn by introducing new products.

RETIREMENT BENEFITS

Funded defined benefit pension schemes

Rexam, prior to the acquisition of ANC, operated a number of pension schemes for its employees throughout the world. The principal scheme is a funded defined benefit plan based in the UK which was subject to a triennial actuarial valuation during 2000. The result of this valuation increased the actuarial surplus from £171m to £313m. In accordance with current recommended guidelines, Rexam's actuaries have valued the fund's assets at market values. In addition, Rexam operates a number of smaller defined benefit schemes around the world, which are also included in the table below.

ANC also has substantial funded defined benefit pension schemes, principally in the US. The schemes, which were valued at market values at acquisition, showed a surplus of £181m (US$270m). This was significantly less, due to the fall in asset values, than the surplus reported by ANC at 31 December 1999, when it was £215m (US$320m).

	Rexam funded pension schemes £m	ANC funded pension schemes £m	Group funded pension schemes £m
1999 actuarial valuation	200	–	200
2000			
Assets	**1,317**	**1,442**	**2,759**
Liabilities	**(982)**	**(1,261)**	**(2,243)**
Actuarial valuation	**335**	**181**	**516**
Recognised on the balance sheet at 31.12.00	**128**	**184**	**312**

Retirement medical schemes

ANC operates unfunded retiree medical benefits schemes. The liabilities in respect of these schemes were valued at the date of acquisition and were included in the consolidated balance sheet at £248m (US$370m). At 31 December 1999, these liabilities were valued by ANC at £221m (US$330m). The increase has been due to inflationary pressures on medical costs in the USA.

	Rexam retirement medical schemes £m	ANC retirement medical schemes £m	Group retirement medical schemes £m
1999 actuarial valuation	(19)	–	(19)
2000			
Assets	**–**	**–**	**–**
Liabilities	**(22)**	**(248)**	**(270)**
Actuarial valuation	**(22)**	**(248)**	**(270)**
Recognised on the balance sheet at 31.12.00	**(21)**	**(248)**	**(269)**

Retirement benefits - profit impact

The chart below shows the impact of the changes discussed above on the consolidated profit and loss account. There has been a benefit from Rexam's existing pension funds of £17m following an increase in the variation from £21m to £38m. The ANC position is worse than was expected at the time of the acquisition. This is due to a change in the actuarial valuations and to restating ANC's retirement benefits under UK GAAP.

As Rexam's major funded defined benefit schemes all have substantial surpluses, the annual cash contributions by the Group were relatively modest at £5m in 2000.

	Rexam 12 months £m	ANC 5 months £m	Total 2000 £m	Total 1999 £m
Defined benefit pensions and retiree medical:				
Regular cost	**22**	**5**	**27**	23
Interest and amortisation of variations	**(38)**	**3**	**(35)**	(21)
	(16)	**8**	**(8)**	2
Defined contribution plans	**6**	**1**	**7**	6
Profit and loss account (credit)/charge	**(10)**	**9**	**(1)**	8
Company cash contributions to funded defined benefit plans	**4**	**1**	**5**	7

The regular cost of defined benefit pensions and retiree medical and the cost of defined contribution plans are allocated to the businesses in the Group.

ACQUISITION OF ANC

The ANC acquisition, completed in July 2000, is the largest ever transaction made by the Group. The total cost was:

	$m	£m
Cost of shares	990	651
Net borrowings acquired	1,082	712
Borrowings not previously recorded by ANC	161	106
	2,233	1,469
Costs of acquisition	73	48
Total cost	2,306	1,517

In compliance with US GAAP, ANC excluded certain borrowings relating to capital leases and securitised receivables from its balance sheet. In accordance with UK accounting standards, these items, totaling £106m at acquisition, have been included in borrowings in arriving at the fair value of the ANC assets and liabilities acquired.

The circular sent to shareholders on 27 April 2000 indicated that the total cost of ANC would be in the region of US$2.1bn based upon borrowing levels at 31 December 1999. If the unrecorded borrowings are included and allowance made for seasonally higher working capital in the summer months, the total cost of ANC can be reconciled with the actual cost of US$2.3bn shown above. In April 2000 the exchange rate assumed was £1=US$1.62; the actual rate used for the transaction was £1= US$1.52 resulting in the purchase price of £1.5bn.

DISPOSAL OF EUROPEAN PLANTS

The European Commission required Rexam, as a condition to complete the acquisition, to dispose of three of its European businesses, for reasons of competition in the beverage can market. The businesses to be disposed are Gelsenkirchen in Germany and Runcorn in the United Kingdom, previously owned by ANC, and La Ciotat in the south of France owned by Rexam. In accordance with UK accounting practice, the two plants from ANC are not consolidated but shown as businesses held for resale on the balance sheet.

ANC PERFORMANCE

ANC's results have been consolidated from August 2000 and during the period of Rexam's ownership the business performance was broadly in line with expectations. The European market was generally robust with overall volumes being up by around 5%. There have been pricing issues in the US where there is over capacity in the industry. The US market was down 2% in 2000 and is fundamentally not growing. Efficiency initiatives tend to create more capacity and Rexam, as a responsible industry leader, is considering whether to remove some spare capacity to assist the market in finding a better balance between supply and demand.

	2000 August to December	2000 Full year	1999 Full year
Sales	**£639m**	**£1,591m**	£1,442m
Operating profit	**£49m**	**£128m**	£121m
Return on sales	**7.7%**	**8.0%**	8.4%

The results prior to acquisition in 2000 and 1999 have been restated as far as possible to bring the results into line with UK accounting standards and are at constant exchange rates. These restated figures have not been audited and include estimates made by the Board. They are provided to give a reasonable measure of comparability. The principal differences in operating profit between US and UK accounting standards relate to pension accounting, where the reported profits are significantly lower using UK standards, and in respect of inventory valuations. The restated figures exclude the results of the two European ANC businesses in Germany and the UK undertaken to be sold as described above.

DISPOSALS

To fund the acquisition of ANC and to pursue the strategy of focusing the Group's activities on consumer packaging, a number of disposals were made during the year. The proceeds totalled £163m as detailed below.

	£m
Continuing operations:	
Plastic Packaging - Pharmaceutical Cartons, Puerto Rico	23
Coated Films and Papers - US Metallising and Chartham	38
Discontinued operations:	
Printing Sector	80
Bulk Packaging division	20
	161
Other disposals and costs	2
	163

It is the Board's intention to sell the remaining divisions in the Coated Films and Papers Sector and the whole of the Building and Engineering Sector. Within Coated Films and Papers a contract was signed in December 2000 and completed in February 2001 for the sale of the Release division for £85m. On 6 March it was announced that a contract to sell DSI for £92m had been signed. Discussions continue, which it is hoped will lead to a successful conclusion during 2001, for the Image Products division within the Coated Films and Papers Sector and the Building and Engineering Sector. The Group continues to target £700m as the expected total proceeds from the disposal of these two Sectors and the three European beverage can plants.

EXCEPTIONAL ITEMS

In 2000 Rexam reported exceptional or non-recurring losses before taxation of £109m, which may be summarised in four groups:

		£m
ANC acquisition:		
Closure of the Chicago corporate office and the Malmö Beverage Packaging office, a plant closure, name change and consultancy costs		(22)
Financing fees for bank facilities to finance the acquisition and related disposal programme. Fees on longer term borrowings are being amortised in interest over 5 years through the profit and loss account		(13)
		(35)
Sale of fixed assets:		
Profit on sale of investments and property		5
Plant closures:		
Closure of two plants in the United Kingdom, serving the healthcare and beauty markets; the strength of sterling has made the operations uncompetitive		(15)
Sale of businesses:		
Profit on businesses sold	36	
Capitalised goodwill	(8)	
	28	
Goodwill previously eliminated which is reinstated for accounting purposes; there is no impact on shareholders' equity or borrowings	(92)	(64)
Total exceptional items before taxation		(109)

An exceptional taxation credit of £14m relates to a £12m adjustment with respect to deferred taxation on retirement benefits and £2m with respect to ANC integration and plant closures.

INTEREST

Interest expense, excluding exceptional items, increased to £76m (1999: £40m). The acquisition of ANC was entirely financed with borrowings which resulted in higher interest charges for the year.

TAXATION

The effective tax rate for 2000 was 30% (1999: 31%) on profit before goodwill amortisation and exceptional items. Following the purchase of ANC, and the subsequent disposals, Rexam's income profile has changed significantly. Traditionally the Group had generated a sizeable part of its income in the United Kingdom. In future the largest source of income will be from its European subsidiaries which is likely to increase the overall Group tax rate.

CASHFLOW

	2000 £m	1999 £m
Cash flow from operations after normal taxation, interest and non-equity dividends	**245**	263
Change in working capital	**12**	(10)
Capital expenditure (net)	**(152)**	(143)
Free cash flow	**105**	110
Equity dividends - normal	**(59)**	(56)
Equity dividends - deferred from 1998	**-**	(54)
Business cash flow	**46**	-
Acquisitions	**(1,510)**	(549)
Acquisition related expenditure	**(61)**	-
Disposals	**163**	368
Taxation with respect to 1984 demerger	**-**	14
Cash flow	**(1,362)**	(195)
Exchange fluctuations	**(91)**	38
Share capital changes	**(1)**	(3)
Net borrowings at the beginning of the year	**(606)**	(446)
Net borrowings at the end of the year	**(2,060)**	(606)

The free cash flow was again satisfactory in 2000 at £105m and was in line with the results in recent years. The foreign exchange movement was negative at £91m following a gain of £38m last year. With about 85% of income arising abroad borrowings are predominantly in foreign currencies being principally US dollars and Euros. They provide a natural hedge for foreign investments and the interest payable on those borrowings gives a hedge against overseas income. Since the acquisition of ANC in July 2000, when new borrowings in US dollars and Euros were established, and December 2000, sterling has weakened against both these currencies. Translating these borrowings into sterling has been the principal factor underlying the adverse movement of £91m.

CAPITAL EXPENDITURE

The level of expenditure has been maintained at 1999 levels and is in line with the ratio to depreciation achieved over recent years.

Capital expenditure/depreciation (£m)


Ratio
2000
161
145
1.11
1999
155
145
1.07
1998
117
99
1.18
Capital expenditure (gross)
Depreciation

BALANCE SHEET AND GEARING

	2000 £m	1999 £m
Intangible fixed assets	**1,269**	302
Other net assets	**1,474**	990
	2,743	1,292
Equity including minority interests	**683**	686
Net borrowings	**2,060**	606
	2,743	1,292
Gearing (%)	**302**	88
Interest cover (times)	**3.7**	5.9

The balance sheet profile has changed dramatically with the acquisition of ANC. The level of borrowings is high but the Board is committed to reducing this through its disposal programme, as discussed above and in the Chairman's Statement in the Annual Review.

REFINANCING

Rexam financed the ANC acquisition with a new syndicated bank facility, comprising a Euro 2bn 5 year revolving credit facility and a US$1.6bn short term disposal financing facility. Rexam has exercised its option to extend the term of the US$1.6bn facility. The latter facility will be repaid out of disposal proceeds with any remaining balance refinanced. Schroder Salomon Smith Barney has been appointed by Rexam to arrange a £1bn Medium Term Note programme, which will form part of that refinancing programme.

FINANCIAL RISK MANAGEMENT

Derivative financial instruments are used to manage trading exposures, liabilities and assets under parameters laid down by the Board. They are used to manage interest rate, foreign exchange and commodity risks. The management of risk in commodity markets is relatively new to the Group, as first the acquisition of PLM and then ANC brought with them exposures to aluminium. These commodity risks have been integrated into Rexam's overall financial risk management structure.

In addition to using derivatives to hedge financial risks, they are used in strictly controlled ways and amounts from time to time on a speculative basis. Transactions of a hedging nature far exceeded those done for speculative trading, which were immaterial in 2000 and are therefore not disclosed in the Accounts.

The financial profile of the Group's net assets and borrowings changed significantly in 2000. Over 70% of Rexam's net assets and 90% of net borrowings are now denominated in US$ and Euros as illustrated by the chart below.

Net assets/net borrowings (£m)


Total
3,374
2,060
US$
1,366
1,114
Euros
1,053
774
Sterling
555
51
Other
400
121
Net assets
Net borrowings

The net assets shown above include goodwill previously written off to reserves as shown in Note 18a to the Accounts.

Interest rate risk

The objective of interest rate risk management is to reduce the exposure of the Group to the effects of rising short term interest rates on its borrowings and the converse on its cash and interest bearing securities. This is achieved by varying the proportion of fixed rate debt/investment relative to floating rate over the forward time horizon, mainly using interest rate swaps. The interest rate risk profile of the Group is set out in Note 18d to the Accounts, and the fair value position of its fixed rate borrowings and derivatives is shown in Note 18g to the Accounts.

Falling interest rates, particularly US$ and sterling, have reduced the mark to market value of Rexam's US$ swaps. However, the purpose of these swaps is to act as hedges against rising interest rates, not to acquire higher values. Where the swaps have lost value, it means that Rexam is then borrowing more cheaply on the floating rate part of its borrowings.

The sterling swaps, where Rexam receives fixed interest, were originally put in place to lock in gains on deposit income. Rexam's revised balance sheet profile eliminated those sterling deposits. However, these swaps are now of short duration and have a positive value in a falling interest rate environment.

Most of the Euro swaps were put in place in 2000 to hedge increased Euro borrowings financing the investment in ANC's European businesses. No significant changes have been made to US$ long term hedges, because the current level of US$ borrowings is expected to be reduced by disposals in due course. The shorter term peak in floating rate borrowings is being managed using short term hedge instruments.

Foreign exchange risk

Many of Rexam's businesses are involved in cross border trade transactions which inevitably introduce currency risks related to foreign exchange movements. Hedging strategies using forward currency contracts and other derivatives are put in place for managing these exposures, where appropriate. The Group usually hedges a higher proportion of the nearer term currency exposures than the expected (but not contractually committed) sales or purchases to be made further into the future. This active management of risk means that more cover is taken out when rates are judged to be favourable or to protect against increased risk.

Longer term foreign exchange contracts have been entered into to hedge the European beverage can business' longer term sales and purchasing contracts. As a result, some foreign exchange (FX) hedges extended beyond the end of 2001.

The fair value of FX hedge transactions is shown in Note 18g to the Accounts. No open FX positions at year end related to FX derivative trading activity. FX derivative contracts are used for hedging general business exposures in foreign currencies such as purchase and sale of goods and services, capital expenditures, and dividend flows. These are treated as hedge accounting, and they are only recognised when the purchase or sale transaction occurs.

Cross currency swaps and forward FX contracts are the main derivatives which are used, together with net currency borrowings, to manage currency balance sheet exposures. These are all hedge accounted, off-setting movements in assets. All gains and losses arising therefrom are taken to reserves. The recognition of gains or losses on all such financial instruments for which such hedge accounting treatment is applied are disclosed in Note 18h to the Accounts.

Commodity risk

The objective of commodity risk management is to identify those businesses which have exposures to commodities that are traded on commodity markets and to then determine which, if any, commodity market instruments are appropriate for hedging those exposures. The only commodity markets which the Group currently uses for management of such exposures is the London Metals Exchange (LME) for aluminium used by the European Beverage Can operation.

Purchase contracts for the supply of aluminium sheet set their price by reference to the LME spot price for an ingot. Expected forward requirements relating to such contracts to purchase aluminium are hedged through futures and other derivative contracts. When aluminium sheet is subsequently delivered, the supplier sets its final price by reference to the LME price; the hedges are then unwound and usually cash settled to match that price. The hedge contracts may extend over a number of years. Usually a higher proportion of short term exposures are hedged than those further into the future. The extent of the forward cover taken is judged according to the state of the spot market price, state of the aluminium price cycle and the price levels in the futures markets.

The fair value of commodity hedge transactions is shown in Note 18g to the Accounts. No commodity positions related to commodity trading or speculation activity at 31 December 2000. The commodity hedges relate to contracted and/or expected future purchases of aluminium sheet, which will be recognised through accounting for the inventory and subsequent manufacturing/sale process. The commodity contracts themselves are given hedge accounting treatment but are not carried in the balance sheet.

Rolf Börjesson
Chief Executive

Michael Hartnall
Finance Director

20 April 2001

REPORT OF THE DIRECTORS

The directors present their Report and the Group Accounts for the year ended 31 December 2000.

PRINCIPAL ACTIVITIES, BUSINESS REVIEW AND DEVELOPMENT

This information can be found in the separate Annual Review and in the Operating and Financial Review on pages 42 to 49.

2000 RESULTS

The consolidated profit before tax for the year ended 31 December 2000 was £60m. After charging tax and providing for minority interests and non equity dividends, the net profit attributable to ordinary shareholders was £5m. Equity dividends paid and proposed for the year amounted to £59m, leaving an amount of £54m which was deducted from reserves.

DIVIDENDS

The directors are proposing a final dividend of 8.7p per ordinary share which, subject to shareholder approval, will be paid on 3 July 2001 to shareholders on the register at 8 June 2001. When taken with the interim dividend of 6.4p per ordinary share paid to eligible shareholders on 6 November 2000, this makes a total dividend of 15.1p per ordinary share for the year ended 31 December 2000 (1999: 14.8p per share).

Cash dividends paid on the Company's ordinary shares can be reinvested in Rexam PLC ordinary shares through the Dividend Reinvestment Plan, details of which can be found in Shareholder Information on page 36 of the Annual Review.

On 30 September 2000, a dividend of 4.794p per share was paid to B shareholders.

Dividends on the 7.75p convertible cumulative preference shares are payable on 31 March and 30 September each year.

PRINCIPAL ACQUISITIONS AND DISPOSALS

Details of the Group's acquisitions and disposals can be found in the Operating and Financial Review on pages 46 and 47. The following is a summary of the significant transactions completed during the year.

Acquisition

It was announced on 3 April 2000 that conditional agreement had been reached to acquire the US beverage can manufacturer, American National Can Group, Inc (ANC), through a cash tender offer. Following regulatory approval from the EU Commission and acceptance by a majority of ANC shareholders, the cash tender offer was completed on 28 July 2000 for a consideration of £1.5bn.

Disposals

On 20 March 2000, the Group announced the sale of its Bulk Packaging division to Bulk Packaging Group BV, for a net cash consideration of £20m, as amended by reference to net asset and other adjustments. The sale of the Bulk Packaging division, together with the sale of the Corrugated Packaging division in 1999, completed the sale of the Industrial Packaging Sector.

On 4 April 2000 it was announced that agreement had been reached to sell the Group's Printing Sector to John Mansfield Group PLC for a net cash consideration of £80m, as amended by reference to net asset and other adjustments. The sale was completed on 28 April 2000.

The sale of the Group's pharmaceutical folding carton operations in Puerto Rico to PCI Services Inc was completed on 19 July 2000 for a net cash consideration of £23m, as amended by reference to net asset and other adjustments.

The Group's US metallising operations within the Coated Films and Papers Sector were sold to Vacumet Corp on 28 July 2000 for a net cash consideration of £28m, as amended by reference to net asset and other adjustments.

Agreement to sell the Release division of the Coated Films and Papers Sector to the Lohja Group for £85m, subject to net asset and other adjustments, was announced on 21 December 2000. The sale was completed on 28 February 2001 following regulatory clearance.

A conditional agreement was signed on 6 March 2001 to sell the Decorative Specialties International division of the Coated Films and Papers Sector to FiberMark Inc for £92m, subject to net asset and other adjustments. The sale was completed on 18 April 2001 following regulatory clearance and the completion of a debt finance offering.

DIRECTORS

Details of the Board of directors at the date of this Report are set out on pages 26 and 27 of the Annual Review.

Mr Alain Gomez, a non executive director, retired at the Annual General Meeting on 17 May 2000 and Mr Rob Gluskin retired as an executive director on 1 August 2000.

On 17 May 2000, Mr Michael Buzzacott was appointed as a non executive director and, on 29 September 2000, Mr Francis Labbé was appointed as an executive director. In accordance with the Articles of Association of the Company, they will retire at the Annual General Meeting 2001 and, being eligible, offer themselves for election.

The directors who, under the Articles of Association, are to retire at the Annual General Meeting 2001 and who offer themselves for re-election are Mr Yves Dominioni, an executive director and Mr David Tucker, a non executive director. The service contracts of all executive directors are available for inspection at the registered office of the Company and will be available at the Annual General Meeting.

DISCLOSABLE INTERESTS

No director was interested during or at the end of the year in any contract of significance in relation to the business of the Company or its subsidiary undertakings. The executive directors are deemed, however, to have an interest in the Rexam PLC ordinary shares held by the Rexam Employee Share Trust as detailed in Note 12 to the Accounts on page 80.

Full details of the share interests of those directors who held office on 31 December 2000, and their families, are set out in the Remuneration Report on pages 56 to 62.

SHARE CAPITAL

Details of the Company's ordinary, preference and B share capital as at 1 January 2000 and the ordinary and preference share capital as at 31 December 2000 can be found in Note 21 to the Accounts on pages 87 and 88.

On 30 September 2000, all 3,192,222 B shares remaining in issue were redeemed at their nominal value of £1 per share and cancelled from the authorised and issued share capital.

EMPLOYEE SHARE SCHEMES

Long Term Incentive Scheme

Details of the Long Term Incentive Scheme are contained in the Remuneration Report on page 57.

Awards of options over 1,281,300 ordinary shares were made on 18 April 2000 to members of the Group Management Committee. Options granted under the 1996 plan were surrendered on 31 December 2000 as the performance criterion had not been achieved.

The total number of ordinary shares under option in respect of the 1999 and 2000 plans at 31 December 2000 and 20 April 2001 is 2,289,800.

Executive Share Option Schemes 1984 and 1997

The 1984 Scheme expired in 1994 and a number of outstanding options remain capable of being exercised until expiry of the exercise period for the relevant grant. Options are generally exercisable between three and ten years from the date of grant.

Under the 1997 Scheme 3,129,924 and 22,275 ordinary shares were granted under option on10 April 2000 and 18 September 2000 at an acquisition price of £2.2375 and £2.413 per share respectively. Options over 2,713,100 ordinary shares were granted on 19 April 2001 at an acquisition price of £2.5583 per share. The performance criterion for the 2000 and 2001 grants is based on economic profit growth which is explained in the Remuneration Report on page 57.

Options over ordinary shares have been granted under the 1984 and 1997 Schemes at acquisition prices varying between £1.998 and £4.954 per share. The total number of ordinary shares under option at 31 December 2000 and 20 April 2001 is 14,726,600 and 16,693,614 respectively.

Savings Related Share Option Schemes 1988 and 1997

The 1988 Scheme expired in May 1998 and outstanding options are generally exercisable within six months of the fifth or seventh anniversary of the opening of the related sharesave contract.

Options over 1,800,486 ordinary shares were granted under the 1997 Scheme on 4 October 2000 at an acquisition price of £1.97 per share and are generally exercisable within six months of either the third, fifth or seventh anniversary of the opening of the related sharesave contract.

Options over ordinary shares have been granted under the 1988 and 1997 Schemes at acquisition prices varying between £1.61 and £4.02 per share. The total number of ordinary shares under option at 31 December 2000 and 20 April 2001 is 4,445,478 and 4,329,822 respectively.

ECONOMIC MONETARY UNION

The Group's operations are able to effect transactions in Euros following the introduction of the Euro on 1 January 1999. The accounting records of Rexam's subsidiaries in the Euro zone are in the process of being converted. The additional costs arising from the conversion to Euro are not expected to be significant.

RESEARCH AND DEVELOPMENT

Expenditure during the year amounted to £25m (1999: £22m).

ENVIRONMENT

Further details can be found in the People, communication and environment section on pages 23 to 25 in the Annual Review.

SUBSTANTIAL SHAREHOLDINGS

As at the date of this Report, the Company had received notification from the following financial institutions of their own and their clients' interests of 3% or more in the issued ordinary share capital of the Company.

The number of shares and percentage interest stated are as disclosed at the date on which the holding was notified.

	Shares	%
The AEGON UK plc Group of Companies	15,979,739	4.03
Standard Life Investments	15,727,048	3.97

AUTHORITY FOR PURCHASE OF OWN SHARES

At the Annual General Meeting 2000, shareholders passed a special resolution authorising the Company, in accordance with the Articles of Association, to purchase up to 39.54m of its own ordinary shares in the market. At the date of this Report, no shares had been purchased under this authority. The directors are seeking to renew the authority at the Annual General Meeting 2001. Further details can be found in the AGM circular.

CREDITOR PAYMENT POLICY

The Group's operating businesses are responsible for the terms and conditions under which they conduct business transactions with their suppliers. It is Group policy to agree the terms of payment and make payments to suppliers in accordance with those terms, provided that suppliers have complied with all relevant terms and conditions.

The Company had 29 days' (1999: 32 days') purchases outstanding at 31 December 2000 based on the average daily amount invoiced by suppliers.

DONATIONS

Donations made by the Group for charitable purposes in the UK were £29,000 (1999: £101,000). The worldwide total amounted to £283,000 (1999: £315,000). No donations were made for political purposes.

EMPLOYMENT POLICIES

The Group has employment policies to meet the needs of its Sectors and the locations in which they operate around the world. The policies give all persons equal opportunities with other employees to apply, train and attain any position within the Group, having regard for an individual's aptitudes and abilities.

The Horizon Program is a Group management and career development program that aims to achieve a unified approach to the career progression of Rexam people through structured programs run globally for varying management levels. The Program seeks to recruit, retain and develop the best people by providing constant challenge both in terms of career opportunities and development modules.

Disabled people are given full consideration for employment and subsequent training, career development and promotion on the basis of their aptitudes and abilities. An employee who becomes disabled whilst employed by the Group is given every opportunity to continue in their present role or, alternatively, to retrain for employment in a different one.

Employees are encouraged to give their views on any aspect of the Group's business and, through local management, are informed and encouraged to contribute to decision making on matters affecting their jobs. The Rexam European Forum operates as a communication and consultation body within the Group and brings together representatives from each country within the European Union in which Rexam operates.

Every employee has access to the Annual Review and Annual Accounts which are also available on the Company's web site, www.rexam.com. A summary of the financial highlights is included in @Rexam, an employee magazine that is published twice a year in thirteen languages for worldwide distribution.

Share ownership is promoted through well established Savings Related Share Option Schemes in the UK, and the Executive Share Option Schemes and the Long Term Incentive Scheme promote share ownership for senior employees on a worldwide basis.

The Rexam and PLM UK pension plans were merged on 6 April 2000 and changed to the career revalued average basis of calculation. Presentations and personalised literature explained the changes to the pension arrangements and all UK employees were encouraged to join the new pension plan. The Rexam Pensions Department meets regularly with employee representatives to explain changes to pension legislation. Further details of the Group's pension schemes can be found in the Operating and Financial Review on pages 45 and 46.

ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held at 11.00am on Tuesday 12 June 2001 at Church House, Dean's Yard, London SW1, details of which can be found in the AGM circular.

AUDITORS

Ernst & Young has expressed their willingness to continue in office and a resolution to this effect will be proposed at the Annual General Meeting 2001. Ernst & Young has stated that, subject to the approval of its partners, it is intending to transfer its business to a limited liability partnership, Ernst & Young LLP, during the year. If this happens, it is the current intention of the directors to use their statutory powers to treat the appointment of Ernst & Young as extending to Ernst & Young LLP.

On behalf of the Board
David Gibson
Company Secretary

20 April 2001

CORPORATE GOVERNANCE

COMPLIANCE

During 2000, Rexam fully complied with all the provisions set out in Section 1 of the Combined Code as published by the Financial Services Authority and which forms part of the Listing Rules of the UK Listing Authority.

A summary of the Group's procedures for applying the principles of corporate governance is as follows:

The Board

Rexam's Board considers that its primary role is to provide leadership and to develop a coherent long term strategy for the Group. Its other roles are to supervise the management, to maintain control over the Group's assets and to establish high ethical standards of behaviour, together with developing robust corporate governance and risk management practices and procedures.

Newly appointed directors who are holding a directorship in a listed company for the first time are given appropriate external training. The Company Secretary is available to give advice to the directors on Board procedures and regulatory compliance and, should a director reasonably request independent professional advice to carry out his duties, such advice is available to him at the Company's expense.

The Board monitors the performance of the management and aims to ensure that the policies adopted are not only in the long term interest of shareholders but also meet the needs of Rexam's customers, employees, suppliers and local communities.

Chairman and Chief Executive

Rexam has a Chairman and a Deputy Chairman, both of whom are non executive, and a Chief Executive. There is a clear division of responsibility between the positions with the Chairman responsible for the running of the Board and the Chief Executive responsible for the running of the Group's business. John Warren is the Deputy Chairman and also the senior independent director on the Board.

Matters referred to the Board are considered by the Board as a whole and no one individual has unrestricted powers of decision.

Board balance

Directors of different nationalities with wide international experience have been appointed by the Board as a majority of Rexam's activities are overseas. The present nine member Board consists of five Britons and four Continental Europeans. Their biographies are shown on pages 26 and 27 of the Annual Review.

The Board works as a team, but independence of thought and approach are encouraged. Influence is balanced within the Board by virtue of having a non executive Chairman, a non executive Deputy Chairman and two non executive directors, all of whom are independent, a Chief Executive and four executive directors.

Supply of information to the Board

The Board holds seven scheduled meetings a year, with others called as necessary. At each meeting members are provided with detailed financial and operating information, designed to ensure that the Board members are properly appraised of the Group's performance and on any other matter which is referred to the Board for consideration. The Board maintains a schedule of matters that require its specific approval, including all acquisitions and disposals of businesses over £10m, and all capital expenditure projects over £10m. However, any capital expenditure project which does not meet the Group's primary financial criteria requires Board approval regardless of the amount. Further details on internal control and internal financial control are given on page 54.

Appointments to the Board

The Nomination Committee, which consists of all the non executive directors, proposes Board nominations, which are then considered and approved by the full Board. Membership of the Nomination Committee is shown on page 55.

Re-election of the Board

The Board accepts that each director should be required to submit himself for re-election at least every three years. The Company's Articles of Association state that a director should be proposed for election if he has been appointed to the Board since the last Annual General Meeting, or proposed for re-election if he has held office for more than thirty months at the date of the next Annual General Meeting. Non executive directors are subject to the re-election requirements and serve the Company under letters of appointment which are for a three year term, and can be extended for a further three year term. It is the Board's policy that non executive directors do not usually serve on the Board for more than nine years.

Level and composition of directors' remuneration

The Board recognises the importance of executive directors' remuneration not only to motivate and retain the individuals concerned, but also in the wider context both within the Company and in comparable geographic and business areas. Remuneration is composed of both short term and long term elements that are related to corporate and individual performance. There is also a requirement for executive directors to build up shareholdings in the Company following the exercise of share options to encourage them to identify with the interests of shareholders.

Policy procedure for directors' remuneration
The Remuneration Committee, which consists of the Chairman, Deputy Chairman and the non executive directors, determines remuneration levels and specific packages appropriate for each executive director, and takes account of the annual salary negotiations for each Sector. No director is permitted to vote on his own remuneration. The Remuneration Committee considers that the procedures in place provide a level of remuneration for the directors which is both appropriate for the individuals concerned and in the best interest of shareholders. Membership of the Remuneration Committee is shown on page 55.

The remuneration of the Chairman is determined by the Remuneration Committee (the Chairman absenting himself from the discussions) and non executive directors' fees are recommended by the Chairman and Chief Executive and approved by the Board.

Disclosure of directors' remuneration
Information as to directors' emoluments, pension contributions and salary supplements is disclosed in the Remuneration Report on pages 56 to 62.

Dialogue with shareholders
The Board believes that good communication with shareholders is important. There are programmes for the Chairman, Chief Executive and Finance Director to meet with the Company's institutional investors in the UK, US and Continental Europe. Presentations are made on the operating and financial performance of the Group and its longer term strategy.

The principal communication with private investors is through the Annual Review, the Interim Report and the Annual General Meeting. A presentation is made at the Annual General Meeting to encourage greater awareness of the Group's activities and shareholders are given the opportunity to ask questions of the Board and meet the directors after the Meeting. Proxy votes cast in respect of resolutions proposed at the Meeting are announced after the shareholders present have voted on each resolution. Notice of the Annual General Meeting is posted to shareholders with the Annual Review.

Financial and other information is made available on the Company's web site, www.rexam.com.

Financial reporting
The intention of the Annual Report, and the Interim Report published each autumn, is to provide a clear and frank assessment of the performance and prospects of Rexam. The Annual Review, which forms part of the Annual Report, qualifies as a Summary Financial Statement and condenses and makes more readily understandable the information contained in the full Annual Report.

Internal control
The Board confirms that it has carried out a review of the effectiveness of the system of internal control operated in the Group during 2000. In order to discharge its responsibilities in this regard the Board has established the procedures necessary to implement the internal control requirements of the Combined Code.

All directors are responsible for establishing and maintaining an effective system of internal control within the Group. Although no system of internal control can provide absolute assurance against material misstatement or loss, the Group's systems are designed to provide the Board with reasonable assurance that any problems are identified and dealt with appropriately.

The key procedures which the Board has established with a view to providing effective internal control are:

i The Group has a comprehensive system for reporting financial results to the Board. An annual target and three year strategic review are prepared for each business and are consolidated for review by the Board before being formally adopted. During the year monthly management accounts, including cash flow and capital expenditure reporting, are prepared with a comparison against target and prior year. Revised forecasts are made in the light of this comparison and also reviewed by the Board.

ii There are clearly defined lines of responsibility and levels of authority in operation throughout the Group, with specific matters reserved for the Board.

iii Businesses are decentralised with operating autonomy and financial responsibility delegated to local management having regard to acceptable levels of authority and risk.

iv There are formal written Group financial procedures and controls in operation, including specific consideration of treasury matters.

v An internal audit function monitors the accounting or financial control systems in operation throughout the Group and reports on its findings to the Audit Committee.

vi An internal risk management function together with Sector management are responsible for monitoring the processes within the Group which identify, evaluate and manage the significant risks faced by Group businesses. Reports on their findings are made to the Audit Committee. The scope and responsibility of the risk management function will be adjusted where necessary to ensure continuing compliance with the wider aspects of internal control arising out of the Turnbull Committee's findings.

Audit Committee and Auditors
The Audit Committee consists of the Chairman and the non executive directors with the Finance Director and head of internal audit in attendance for part of each meeting. The Committee's work is described on page 55 and it reports its findings to the Board.

Ernst & Young have been Rexam's auditors for many years and, although this has been a long term relationship, the scope, cost and effectiveness of the audit are reviewed regularly.

Group Management Committee

The Board delegates the management of the Group to the Chief Executive and the executive directors. The Chief Executive chairs a Group Management Committee (the GMC) which consists of the executive directors and certain Sector and senior corporate officers as shown on pages 26 and 27 of the Annual Review. Whilst the GMC is not formally a committee of the Board, the Chief Executive reports on its work and activities to the Board. The GMC usually meets six times a year.

GOING CONCERN

The directors, having made appropriate enquiries, have a reasonable expectation that Rexam PLC and the Group have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the Accounts on pages 63 to 92.

COMMITTEES OF THE BOARD AND MAIN TERMS OF REFERENCE

In addition to regular formal Board meetings the Company operates through various Board committees. The Chief Executive's Committee, whose members are the Chief Executive and any two other directors, has responsibility to approve certain matters above established financial limits other than those specifically reserved to the Board. The other committees and their main terms of reference are set out below.

Membership of the Audit and Remuneration Committees is restricted to the independent non executive directors and they also participate in most other committees. Where applicable, the date on which a new member was appointed to a committee is given.

Audit Committee

John Warren	Chairman of Committee
Michael Buzzacott	(appointed 17 May 2000)
Alain Gomez	(resigned 17 May 2000)
Jeremy Lancaster	
David Tucker	

The Committee meets at least twice a year with a senior partner of the external auditors, Ernst & Young. At the request of the Committee's Chairman, the Finance Director, the Company Secretary and the head of internal audit attend for part of each meeting. The first meeting, within the annual audit cycle, is to review the nature and scope of the audit and to consider any additional special reviews that may be necessary. The second meeting is prior to the approval of the Annual Report and considers the annual audit and any special reviews undertaken. The Committee is responsible for reviewing the Annual Report and Interim Report before their submission to the Board, and approves the annual programme of internal audit assignments. Finally the Committee reviews and reports on the risk management policy and commercial and financial risks faced by the Group, and has responsibility for reporting to the Board on the wider aspects of internal control.

Finance Committee

Michael Hartnall	Chairman of Committee
Rolf Börjesson	
Michael Buzzacott	(appointed 7 March 2001)
Chris Bowmer	Treasurer
Jeremy Lancaster	
Alan Orsich	Independent Advisor (resigned 30 September 2000)
John Warren	

To review the major aspects of the Group's financial operations, including currency exposures and interest rate management.

Remuneration Committee

Jeremy Lancaster	Chairman of Committee
Michael Buzzacott	(appointed 17 May 2000)
Alain Gomez	(resigned 17 May 2000)
David Tucker	
John Warren	

The main terms of reference of this Committee are set out in the Remuneration Report on page 56.

Nomination Committee

Jeremy Lancaster	Chairman of Committee
Rolf Börjesson	
Michael Buzzacott	(appointed 17 May 2000)
Alain Gomez	(resigned 17 May 2000)
Michael Hartnall	
David Tucker	
John Warren	

To recommend the nomination of directors for appointment to the Board and as holders of any executive office.

Pensions Committee

Michael Hartnall	Chairman of Committee
Frank Brown	Director of US Administration
Jeremy Lancaster	
Peter Moxom	Director of Human Resources

To review pension scheme controls, benefits and funding and to consider the appointment of Company trustees to the pension schemes.

Share Options Committee

Any director	
Chris Bowmer	Treasurer
David Gibson	Company Secretary
Jennifer Smith	Assistant Company Secretary

To grant options to employees over ordinary shares in the Company under the Savings Related Share Option Scheme and to allot shares under that Scheme and the Executive Share Option Scheme. A chairman is elected at each meeting.

REMUNERATION REPORT

The Board presents the Remuneration Report for the year ended 31 December 2000.

COMPLIANCE

The constitution, responsibilities and procedures of the Remuneration Committee ("the Committee") have complied throughout the year with those aspects of the principles of good governance and code of best practice as relate to directors' remuneration contained in the Combined Code which forms part of the Listing Rules of the UK Listing Authority. In particular the Committee confirms that the best practice provisions set out in Schedule A to the Combined Code have been followed in framing its remuneration policy for executive directors. The Auditors' Report on page 63 has confirmed that the scope of their report on the Accounts covers the disclosures contained in this Report that are specified for review by the UK Listing Authority.

CONSTITUTION

The current members of the Committee, all of whom are independent non executive directors, are Jeremy Lancaster (Chairman of the Committee), Michael Buzzacott, David Tucker and John Warren. Other than in respect of their shareholdings in Rexam, they have no personal financial interests in the matters to be decided and no potential conflicts arising from cross directorships or day to day involvement in the running of the Group.

MAIN RESPONSIBILITIES

The Committee is responsible for determining basic salaries, short and long term cash incentive schemes, pension rights, any initial or termination payments to executive directors and the amount and conditions of any other payments made to them. The Committee is also responsible for any incentive schemes involving the shares of the Company.

The remuneration of the Chairman of the Board is determined by the Committee (the Chairman absenting himself from the discussions) and non executive directors' fees are recommended by the Chairman of the Board and the Chief Executive and approved by the Board.

REMUNERATION POLICY

Rexam's executive directors' remuneration policy is in line with the Company's overall practice on pay and benefits. The policy of the Committee is that:

i executive directors should be paid a basic salary which is comparable across a broad spectrum of companies of similar size from all sectors and competitive with those paid for similar jobs in the industry and country in which they are based;

ii there should be incentive arrangements which are comparable to international companies of a similar size and which enable executive directors to earn substantially more than their basic salary when the Group and, where appropriate, the Sector for which they are responsible performs well.

The combination of (i) and (ii) must be sufficient to attract, retain and motivate individuals of the high calibre required to meet the Group's needs and aspirations.

BASIC SALARIES

These are determined on an assessment of competitive market practice, using comparator information and specialist external advice. Each executive director receives a salary which reflects his responsibilities, experience and performance. Following a number of years when executive director salaries were generally increased only in line with price inflation, the Remuneration Committee approved higher salary increases effective from 1 January 2001 to bring executive director salaries into line with market rates.

SHORT TERM BONUSES

Michael Hartnall has not been a member of any short term bonus scheme since 1994 but, from 1 January 2001, he will participate at a lower level than the other directors in the annual bonus scheme. The scheme depends upon the realisation of demanding Group profit before tax and, in 2001, cash generation targets. Group and Sector directors participating in the scheme must achieve their respective Sector's operating profit, working capital and cash generation targets.

The UK pension arrangements since 6 April 2000 are on the basis of career revalued average which means that pension accumulates on a yearly basis. In order to ensure equity between the previous pension arrangements and the new arrangements, bonuses are included for pension purposes for uncapped directors, the only one of whom is Michael Hartnall. Bonuses payable to UK capped directors are not pensionable.

EMPLOYEE SHARE SCHEMES

Executive Share Option Schemes

During the period 1984 to 1993 executive directors were granted options over ordinary shares under the Executive Share Option Scheme 1984. The balance of options granted to directors under this Scheme is shown on page 61. No grants were made to directors after 1993 and this Scheme expired in 1994 although a number of options remain capable of being exercised.

The Executive Share Option Scheme 1997 aims to closely align the long term incentive awards of executive directors and senior managers worldwide with the returns to shareholders. Options are granted on an annual basis with the value of shares being derived from the acquistion price and a multiple of between a half and one times basic salary, dependent upon job grade. The acquisition price is set using the average of the mid market price of a Rexam ordinary share for the three days preceding the date of grant.

The performance target for the 2000 grant was based on economic profit growth whereby the economic profit for 1999 is increased over the three year measurement period, commencing 1 January 2000, at a growth rate of 4% per annum. With the Committee's approval the performance target may be adjusted for subsequent acquisitions and disposals. If economic profit is below this target then no share options will be capable of being exercised. Economic profit is defined as operating profit less a capital charge on average net assets.

There were no deviations from this policy in 2000 and the 2001 options have been granted on the same basis.

Details of grants made to directors under this Scheme are shown on page 61.

Long Term Incentive Scheme

During 1994 the Company introduced a Long Term Incentive Scheme under which annual awards of options over ordinary shares may be made to certain senior executives at the discretion of the Committee. All options with a measurement period commencing on 1 January 1996 have now lapsed as the vesting criterion which was based on total shareholder return has not been met. Details of the lapsed 1996 awards made to directors are shown on page 60.

Options are awarded over such number of shares as results from dividing a multiple of basic salary by the average ordinary share price for the preceding year and, subject to vesting, the award may be exercised at nil cost to the participant. Awards were granted to members of the Group Management Committee in April 2000 based on 1.2 times basic salary and the average ordinary share price of £2.4485 per share.

The vesting of options granted in 1999 and 2000 will be determined by comparing the total return received by a shareholder investing in Rexam with the total return that would have been obtained by investing in each of the companies comprising the specified industrial comparator group of 60 companies listed on the London Stock Exchange at the beginning of the measurement period. If Rexam ranks below the median at the end of the measurement period then no options will vest, whilst outstanding performance ranking Rexam at or above the top tenth percentile will result in the vesting of the entire option. At the median, 25% of the option will vest with a straight line accrual between the median and the tenth percentile.

Awards of options for the measurement period commencing 1 January 2001 will be based on 3 times basic salary and the average ordinary share price for 2000. The comparator group remains unchanged and, at the median, 8% of the option will vest with a straight line accrual between the median and the twenty-fifth percentile at which 33% of the option will vest, 66% will vest at the tenth percentile and 100% at the fifth percentile. The higher levels of vesting have been introduced for outstanding performance in order to strongly incentivise senior management to achieve the highest levels of shareholder return.

Details of awards made to directors under this Scheme are shown on page 60.

Savings Related Share Option Schemes

Eligible UK employees, including directors, are permitted to participate in the Company's Savings Related Share Option Schemes and options are generally exercisable within six months of either the third, fifth or seventh anniversary of the opening of the related sharesave contract.

SHAREHOLDING REQUIREMENT

In order to forge a closer community of interest with shareholders, executive directors and certain senior executives are encouraged to accumulate a shareholding over time, either from shares acquired on the exercise of their share options or other sources. The number of shares to be held varies according to the seniority of the director or executive. Save where the Committee specifically permits otherwise, the shareholding shall be retained until at least age 55 after which an individual shall no longer be subject to the shareholding requirement and may receive the value of his shareholding to facilitate retirement planning. Whilst many directors and senior executives hold shares in the Company it is premature for any of them to fulfil these obligations as no relevant share options have been exercised since the inception of this requirement.

NON EXECUTIVE DIRECTORS

The remuneration of the Chairman and non executive directors is determined having regard to the time spent on Rexam's behalf and after review of current practice in the UK. They are not required to hold shares in the Company and do not participate in any short term bonus scheme, the Long Term Incentive Scheme or the other share option schemes.

PENSIONS AND MEDICAL BENEFITS

Following the merger of the UK pension plans and the change to the career revalued average basis of calculation on 6 April 2000, Michael Hartnall retained his existing rights to the pension provided under the Rexam Executive Benefit Plan, which is now part of the Rexam Pension Plan. His pension is payable from age 60 and will be the greater of the pension calculated under the pre 6 April 2000 and the post 6 April 2000 arrangements. The post 6 April 2000 arrangements are based on the total accummulated pension value, averaged over his working lifetime with Rexam, and increased by RPI plus 1% per annum. The pre 6 April 2000 arrangements are based on a percentage of relevant basic salary for the best consecutive twelve months in the five years preceding retirement with the percentage being dependent on length of service. The maximum percentage applied is two thirds of the relevant basic salary.

Rolf Börjesson is a member of the Rexam Pension Plan for life cover only in respect of basic salary up to the Inland Revenue cap on earnings. He also receives a payment, which was increased on 1 September 2000 from 50% to 60% of his basic salary, to enable him to provide himself with appropriate pension and life assurance benefits. When Mr Börjesson left PLM and joined Rexam in 1996 he forfeited his pension rights for which Rexam did not recompense him. It has been agreed to reinstate (on an unfunded basis) the pension rights to which he would have been entitled on retirement from PLM. These rights comprised a pension for five years from the date of retirement and an additional pension from age 65 to age 75.

Yves Dominioni is a member of the French complementary pension system, known as AGIRC, for his French earnings. For that part of his basic salary paid in the UK he is paid a salary supplement, net of tax, equivalent to 20% of basic salary together with a payment to enable him to provide life assurance cover in respect of that portion of his basic salary.

Lars Emilson is a member of the Swedish collective pension scheme, the ITP, which provides for a pension from age 65. Should he request to retire from age 62, the Group will provide him with an income between the date of retirement and age 65 equivalent to 70% of his basic salary, together with continued contributions to the ITP, after which he will be entitled to draw his pension from the ITP. In addition to his ITP pension, currently about SEK432,000, Mr Emilson will receive a pension equivalent to a further 10% of his pensionable salary at retirement from age 65 to age 75.

Francis Labbé is a member of the Rexam Pension Plan in respect of basic salary up to the Inland Revenue cap on earnings. His pension is a percentage of the relevant elements of his salary revalued to age 60. He also receives a payment equivalent to 50% of his basic salary in excess of the Inland Revenue cap to enable him to provide himself with appropriate pension and life assurance benefits.

Rob Gluskin is a member of the Rexam Inc Retirement Income Pension, Pension Restoration and the Senior Executive Retirement Plans until 31 October 2001 when his employment ceases. Bob Hamilton was a member of the same US Plans until his employment ceased on 31 December 2000.

Private medical cover is also provided for the executive directors and their dependents.

CONTRACTS OF EMPLOYMENT

Yves Dominioni, who is offering himself for re-election at the 2001 AGM, has a pre-existing French rolling contract which, whilst terminable on six months notice, contains, in accordance with normal practice in France, provisions for compensation on termination in excess of one year's salary. Francis Labbé joined Rexam under a UK contract of employment which is terminable during the first two years of his employment on two years' notice, thereafter it reduces to a one year notice period. Mr Labbé, who was appointed a director since the 2000 AGM, is offering himself for election at the 2001 AGM.

Rolf Börjesson and Michael Hartnall serve the Company under contracts terminable on not more than two years' notice. Lars Emilson had a pre-existing Swedish employment contract with PLM AB which was terminable on two years' notice. Rexam will continue to honour that contract following Mr Emilson's transfer to the UK, until his planned retirement in 2003.

The non executive directors do not have contracts of employment and are engaged in accordance with letters of appointment for fixed periods of three years.

The Board supports the Combined Code's objective to reduce notice periods under directors' contracts to one year or less and has adopted a policy that all UK based directors will be on two year contracts initially, reducing to one year thereafter. Existing directors will maintain their current rights to a two year notice period and any new UK based recruitments will operate under the new policy. The Remuneration Committee will continue to review this policy in the light of the response to this requirement by major UK companies. Non UK based directors will be employed upon the basis of usual practice in their country of domicile.

In the event of any UK based directors' contract being terminated for reasons of breach by the Company (other than upon a change in control) compensation will be paid monthly in accordance with the terms of the contract until the earlier of the director commencing in a new position or the contract term expiring.

DIRECTORS' EMOLUMENTS

	2000 Fees/salary £000	2000 Performance related pay £000	2000 Benefits £000	2000 Total £000	1999 Fees/salary £000	1999 Performance related pay £000	1999 Benefits £000	1999 Total £000
Chairman								
Jeremy Lancaster	140	–	–	140	140	–	–	140
Deputy Chairman								
John Warren	30	–	–	30	30	–	–	30
Non executive directors								
Michael Buzzacott (from 17.05.2000)	19	–	–	19	–	–	–	–
Alain Gomez (until 17.05.2000)	11	–	–	11	30	–	–	30
David Tucker	30	–	–	30	30	–	–	30
	230	–	–	230	230	–	–	230
Executive directors								
Rolf Börjesson	535	146	14	695	520	157	15	692
Yves Dominioni	276	43	6	325	202	59	2	263
Lars Emilson (from 21.10.1999)	203	84	7	294	39	14	1	54
Rob Gluskin (until 01.08.2000)	161	123	19	303	253	212	46	511
Bob Hamilton (until 15.09.1999)	–	–	–	–	208	93	17	318
Michael Hartnall	330	–	8	338	317	–	8	325
Francis Labbé (from 29.09.2000)	84	21	–	105	–	–	–	–
Ron Shakesheff (until 14.10.1999)	–	–	–	–	188	165	10	363
	1,589	417	54	2,060	1,727	700	99	2,526
	1,819	417	54	2,290	1,957	700	99	2,756

The salaries for Rolf Börjesson, Yves Dominioni and Francis Labbé exclude the salary supplements for personal pension and life assurance benefits; these are shown in the table on page 60. Rolf Börjesson, Lars Emilson and Francis Labbé are all entitled to receive a housing allowance to assist them in moving to London from overseas. These allowances are excluded for the purpose of calculating pension or incentive entitlements. During 2000, Yves Dominioni was on expatriate status in Hong Kong and received additional living allowances of £68,416 in order to help him meet living expenses in that territory. The housing and living allowances are included in the salaries disclosed above.

The value of benefits received relates mainly to the provision of a car and medical cover.

David Tucker was appointed as Chairman of the Investment Committee to the Rexam Pension Plan on 1 July 2000 and, during 2000, received fees of £6,000 from the Rexam Pension Plan in addition to his fees as a non executive director.

Rob Gluskin retired as a director of the Company on 1 August 2000 but remains an employee of the Group until 31 October 2001. In addition to the amounts disclosed above he will receive approximately £475,000, in cash and benefits, pursuant to a separation and settlement agreement signed in respect of his retirement from office. These amounts are to be paid over the period from 1 August 2000 to 31 October 2001. The performance related pay figure in 2000 for Rob Gluskin includes £123,133 in respect of the US rolling three year cash bonus plan.

The table below gives information on pension contributions and salary supplements for personal pensions and life assurance benefits for executive directors:

	2000 Pension contributions £000	2000 Salary supplements £000	1999 Pension contributions £000	1999 Salary supplements £000
Rolf Börjesson	27	227	27	203
Yves Dominioni	–	49	–	42
Lars Emilson (from 21.10.1999)	50	–	7	–
Rob Gluskin (until 01.08.2000)	–	2	–	3
Bob Hamilton (until 15.09.1999)	–	–	–	2
Michael Hartnall	79	–	76	–
Francis Labbé (from 29.09.2000)	6	24	–	–
Ron Shakesheff (until 14.10.1999)	–	–	17	71
	162	302	127	321

The pension contributions are paid by the relevant Group businesses.

In addition to the above pension contributions, Rolf Börjesson has an entitlement as shown in the table below in respect of the reinstatement of his Swedish pension rights which are described in "Pensions and Medical Benefits" on page 58.

The following table details the transfer value of the increases (less directors contributions), the increase in accrued pension benefits (excluding increases for inflation) and the accumulated accrued pension benefit for executive directors:

	2000 Transfer value of increase £000	2000 Increase in accrued benefits £000	2000 Accrued benefit per annum £000	1999 Transfer value of increase £000	1999 Increase in accrued benefits £000	1999 Accrued benefit per annum £000
Rolf Börjesson	460	118	118	–	–	–
Lars Emilson (from 21.10.1999)	93	24	46	15	4	23
Michael Hartnall	276	16	196	278	17	175
Francis Labbé (from 29.09.2000)	4	1	1	–	–	–
Ron Shakesheff (until 14.10.1999)	–	–	–	44	3	30

The accrued lump sum benefit in respect of Rob Gluskin at 31 December 2000 was £490,909 (1999: 416,265), the transfer value of the increase amounted to £22,000 (1999: £128,000) and the increase in the accrued benefit amounted to £22,000 (1999: £124,000). For Bob Hamilton, the accrued lump sum benefit at 31 December 2000 was £273,496 (1999: £273,496), the transfer value of the increase amounted to £nil (1999: 76,000) and the increase in the accrued benefit amounted to £nil (1999: £77,000).

OPTIONS

The maximum number of options over ordinary shares awarded under the Long Term Incentive Scheme to each named director on 1 April 1999 and 18 April 2000 in respect of the 1999 and 2000 plans respectively, assuming that 100% becomes exercisable, is set out below.

The measurement periods for the 1999 and 2000 plans commenced on 1 January 1999 and 1 January 2000 and currently run to 31 December 2001 and 31 December 2002 respectively.

The options awarded under the 1996 plan to Rolf Börjesson, 67,300 shares, Yves Dominioni, 8,000 shares, Rob Gluskin, 7,500 shares and Michael Hartnall, 52,300 shares, lapsed on 31 December 2000, the vesting criterion having not been met.

	1999 Plan	2000 Plan	Total
Rolf Börjesson	220,100	223,200	443,300
Yves Dominioni	111,500	98,100	209,600
Lars Emilson	92,100	96,600	188,700
Rob Gluskin*	124,800	127,100	251,900
Michael Hartnall	157,700	160,300	318,000

* Options held at date of resignation as a director with an entitlement to exercise under the rules of the Scheme if the options vest.

The mid market price of a Rexam PLC ordinary share is as detailed for the Executive Share Option Schemes.

The ordinary shares purchased to satisfy vesting obligations for the Long Term Incentive Scheme are held to the order of the Rexam Employee Share Trust, a discretionary trust resident in Jersey. Under the Companies Act 1985 each of the executive directors is deemed to be interested in the ordinary shares held by the Trust.

Options over ordinary shares granted to directors under the Executive Share Option Scheme 1997 and the closed 1984 Scheme at 1 January 2000 and at 31 December 2000 (* or, in the case of Rob Gluskin, the date of his resignation as a director) are as follows:

	Scheme	Grant date	Grant price £	Grant number at 31.12.00	Grant number at 1.1.00
Rolf Börjesson	1997	23.05.97	3.0150	220,564	220,564
	1997	08.04.98	2.7550	269,964	269,964
	1997	24.03.99	2.1000	404,762	404,762
	1997	10.04.00	2.2375	203,531	-
				1,098,821	895,290
Yves Dominioni	1997	23.05.97	3.0150	97,825	97,825
	1997	08.04.98	2.7550	102,018	102,018
	1997	24.03.99	2.1000	205,033	205,033
	1997	10.04.00	2.2375	89,471	-
				494,347	404,876
Lars Emilson	1997	24.03.99	2.1000	169,438	169,438
	1997	10.04.00	2.2375	88,080	-
				257,518	169,438
Rob Gluskin*	1984	03.05.94	4.4690	25,000	25,000
	1997	23.05.97	3.0150	149,351	149,351
	1997	08.04.98	2.7550	175,988	175,988
	1997	24.03.99	2.1000	229,490	229,490
	1997	10.04.00	2.2375	115,870	-
				695,699	579,829
Michael Hartnall	1984	13.04.92	3.3965	32,229	32,229
	1984	04.05.93	4.9540	60,000	60,000
	1997	23.05.97	3.0150	168,325	168,325
	1997	08.04.98	2.7550	193,421	193,421
	1997	24.03.99	2.1000	290,000	290,000
	1997	10.04.00	2.2375	146,145	-
				890,120	743,975

* Rob Gluskin retains a right to exercise the option granted on 3 May 1994 until the date his employment ceases on 31 October 2001 and for a period of eighteen months thereafter. The options granted on 23 May 1997 and 8 April 1998 have vested and may be exercised until 31 October 2001 and for a period of twenty four months thereafter. The options granted on 24 March 1999 and 10 April 2000 can only be exercised if they achieve their respective performance targets and, if so, until the expiry of the twenty four month exercise period on 31 October 2003.

The mid market price of a Rexam PLC ordinary share at 29 December 2000 was £2.25 and the range during 2000 was £1.70 to £2.93. Where applicable, the number of options granted and prices have been restated for the sub division of ordinary shares in November 1992 and the rights issue announced in February 1993. Options are generally exercisable between three and ten years from the grant date.

The following options over ordinary shares under the Savings Related Share Option Scheme 1997 are held by directors:

	Grant date (years)	Grant price £	Grant number	Exercise period commences
Rolf Börjesson	06.10.98 (5)	1.610	10,714	01.12.03
Lars Emilson	04.10.00 (3)	1.970	4,917	01.12.03
Michael Hartnall	06.10.98 (3)	1.610	6,055	01.12.01

No options were exercised under the Scheme during 2000.

The above options are generally exercisable within six months of the date on which the exercise period commences. The mid market price of a Rexam PLC ordinary share is as detailed for the Executive Share Option Schemes.

DIRECTORS INTERESTS IN SHARES

The interests of the directors, all of which are beneficial, in the ordinary share capital of Rexam PLC at 1 January 2000 (* or, in the case of Michael Buzzacott and Francis Labbé, the date of their appointment as directors) and at 31 December 2000 (** or, in the case of Rob Gluskin, the date of his resignation as a director) are set out below.

	At 31.12.00	At 1.1.00
Rolf Börjesson	67,967	64,052
Michael Buzzacott (appointed 17.05.2000)*	5,000	3,000
Yves Dominioni	12,364	11,731
Lars Emilson	–	–
Rob Gluskin (resigned 01.08.2000)**	15,000	15,000
Michael Hartnall	60,000	60,000
Francis Labbé (appointed 29.09.2000)*	–	–
Jeremy Lancaster	88,900	88,900
David Tucker	100,000	100,000
John Warren	20,000	10,000

The above interests in ordinary shares and options over ordinary shares remain unchanged at the date of this Report.

On behalf of the Board
Jeremy Lancaster
Chairman of Remuneration Committee

20 April 2001

THE ACCOUNTS

DIRECTORS' RESPONSIBILITIES FOR THE ACCOUNTS

Company law requires the directors to prepare Accounts for each financial year which give a true and fair view of the state of affairs of Rexam PLC and the Group and of the profit or loss of the Group for that period.

In preparing those Accounts, the directors are required to select suitable accounting policies and then apply them consistently; make judgements and estimates that are reasonable and prudent; and state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the Accounts. The directors confirm that they have complied with the above requirements in preparing the Accounts.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group and to enable them to ensure that the Accounts comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

AUDITORS' REPORT TO THE SHAREHOLDERS OF REXAM PLC

We have audited the Accounts on pages 64 to 92 which have been prepared under the historical cost convention and the accounting policies set out on pages 64 and 65.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the Annual Report. As described above, this includes responsibility for preparing the Accounts in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority and by our profession's ethical guidance.

We report to you our opinion as to whether the Accounts give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the Accounts, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if the information specified by law or the Listing Rules regarding directors' remuneration and transactions with the Group is not disclosed. We review whether the corporate governance statement on page 53 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not.

We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of either the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the corporate governance statement, and consider whether it is consistent with the audited Accounts. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Accounts.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the Accounts, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Accounts are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Accounts.

Opinion

In our opinion the Accounts give a true and fair view of the state of affairs of Rexam PLC and of the Group as at 31 December 2000 and of the profit of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

Ernst & Young
Registered Auditor
London

20 April 2001

ACCOUNTING POLICIES

Basis of preparation

The Accounts are prepared under the historical cost convention and in accordance with applicable accounting standards.

In preparing the Accounts, the following restatements have been made to the corresponding amounts:

a The Accounts have been restated to reflect the discontinuance of the Printing Sector and the Bulk Packaging division of the Industrial Packaging Sector.

b The segment analysis has been restated to combine the Beauty & Closures, Flexibles and Plastic Containers Sectors into Plastic Packaging.

c The segment analysis and average number of employees have been restated to reflect the movement into 'Other operations and disposals' of Rexam Cartons, Puerto Rico from the Healthcare Packaging Sector, the US Metallising division and the Rexam Release division from the Coated Films and Papers Sector and Interprint from the Printing Sector.

d Separation of retirement benefit interest and amortisation of variations and the consequent adjustment to the allocation of corporate costs.

Basis of consolidation

Rexam PLC and its subsidiary undertakings are together referred to as the Group. The Accounts of the Group include the results of all subsidiary undertakings and the appropriate share of the results of associated undertakings from their effective date of acquisition or up to their date of disposal.

Where the acquisition cost of an investment in a subsidiary or associated undertaking is greater than the underlying fair value at the date of acquisition the excess is treated as goodwill and dealt with in accordance with the Group's accounting policy. As permitted by section 230 of the Companies Act 1985, the profit and loss account of Rexam PLC is not presented.

Foreign currencies

The profit and loss accounts and cash flows of overseas subsidiary and associated undertakings are translated into sterling at the average rate of exchange for the year. The balance sheets of overseas subsidiary and associated undertakings, together with currency assets and liabilities of United Kingdom subsidiary and associated undertakings, are translated into sterling at the rates of exchange ruling at that date or at those of related forward contracts.

Exchange differences arising on currency investments and on consolidation of subsidiary and associated undertakings are taken, together with those arising on related currency borrowings, to reserves. All other exchange differences are taken to the consolidated profit and loss account.

The principal exchange rates against sterling were:

	2000 Average	2000 Closing	1999 Average	1999 Closing
United States dollar	**1.52**	**1.49**	1.62	1.62
Euro	**1.64**	**1.59**	1.52	1.60
Swedish krona	**13.85**	**14.13**	13.38	13.70

Turnover

Turnover represents the net amount receivable for goods supplied and services provided to external customers after deducting value added and sales taxes.

Pensions and other retirement benefits

The Group charges the expected cost, based on actuarial advice, of providing for pensions under defined benefit schemes and for other retirement benefit schemes over the service lives of the employees in the schemes. Variations from regular cost are similarly spread over the expected service lives. The difference between the amounts included in the consolidated profit and loss account and payments made are accounted for in the consolidated balance sheet.

Contributions to defined contribution schemes are charged to the consolidated profit and loss account as they become payable in accordance with the rules of those schemes.

Research and development

Expenditure on research and development is charged to the consolidated profit and loss account in the year in which it is incurred. Tangible fixed assets used for research and development are depreciated in accordance with the Group's accounting policy.

Interest

Interest is recorded in the consolidated profit and loss account on an accruals basis, except where it relates to payments made over an extended period of development of large capital projects. Such interest is added to the capital cost and amortised over the effective lives of those projects.

Financing fees relating to the facilities required to complete the acquisition of ANC have been accounted for as follows:

a Written off immediately as exceptional interest where the facility had a duration of one year or less.

b Amortised in interest over the life of the facility where the facility had a duration in excess of one year. Financing fees to be written off in future periods are set against loan capital.

Goodwill
Goodwill arising on acquisitions up to 31 December 1997 has been written off directly against reserves. Goodwill arising on acquisitions since 1 January 1998 has been capitalised and amortised on a straight line basis over its useful economic life, not exceeding 20 years. If a subsidiary or associated undertaking is subsequently sold or closed, any goodwill arising on acquisition that was set off directly against reserves or has not been amortised through the consolidated profit and loss account is included when determining the profit or loss on sale or closure.

Tangible fixed assets
Tangible fixed assets are stated in the consolidated balance sheet at cost less provision for depreciation. Depreciation is calculated to write off the cost, less estimated residual value, of tangible fixed assets over their expected lives by equal annual instalments; depreciation is not provided on freehold land or assets under construction. The assumed life of buildings is 50 years or the term of the lease if shorter; plant, machinery and vehicles are written off over 2 to 20 years.

Associated undertakings
Investments in associated undertakings are stated in the consolidated balance sheet at their underlying net asset value. The consolidated profit and loss account includes the results for the year proportionate to the Group's equity holding.

Subsidiary undertakings
Investments in subsidiary undertakings of Rexam PLC are stated at cost less provisions for impairment where appropriate.

Properties surplus to requirements
Properties held for disposal are included in current assets at net book value at the date of classification as surplus, less provisions to reduce to net realisable value where appropriate.

Businesses held for resale
Businesses held for resale are included in current assets and stated at net realisable value.

Stocks
Stocks are stated at the lower of cost, including production overheads, and net realisable value.

Current asset investments
Current asset investments are stated at the lower of cost and net realisable value.

Deferred taxation
Deferred taxation is provided using the liability method on all significant timing differences between accounting and taxable profits to the extent that it is probable a taxation liability or asset will crystallise in the foreseeable future. Deferred taxation on timing differences relating to pensions and other retirement benefits is recognised in full.

Leases
Assets acquired under finance leases are capitalised and the capital element of outstanding lease rentals is included in borrowings. The interest element of the rental obligations is charged to the consolidated profit and loss account over the period of the lease and represents a constant proportion of the balance of capital repayments outstanding. Operating lease rentals are charged to the consolidated profit and loss account evenly over the primary period of the lease.

Financial instruments
Financial instruments are used as hedges in the financing and business risk management of the Group.

Forward foreign exchange contracts
Forward foreign exchange contracts (FX contracts) which hedge currency assets and liabilities are recognised in the Accounts together with the assets and liabilities that they hedge. FX contracts which hedge future sales and purchases are not recognised in the Accounts until the transaction they hedge is itself recognised. If an FX contract ceases to be a hedge or it is a trading transaction, then any gain or loss is taken to the consolidated profit and loss account at the earlier of maturity or closeout of the contract.

Foreign exchange option contracts
Premia paid or received on foreign exchange option contracts are recognised upon exercise or at maturity of the contract. Recognised gains or losses are reflected in the Accounts on the same basis as FX contracts.

Commodity futures and options
Commodity futures and options are recognised in the Accounts on the same basis as FX contracts and FX option contracts.

Cross currency swaps
Cross currency swaps are valued at the rates of exchange ruling on the balance sheet date. Exchange differences arising are dealt with in accordance with the Group's accounting policy on foreign currencies. Interest paid or received on cross currency swaps is recorded on an accruals basis in accordance with the Group's accounting policy on interest.

Interest rate swaps
Interest arising under interest rate swaps is taken to the consolidated profit and loss account in accordance with the Group's accounting policy on interest. Interest rate swaps are not revalued to fair value at the balance sheet date.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 31 December

	2000 Operations before goodwill and exceptional items £m	2000 Goodwill amortisation (Note 10) £m	2000 Exceptional items (Note 5) £m	2000 Total £m	1999 Operations before goodwill and exceptional items £m	1999 Goodwill amortisation £m	1999 Exceptional items (Note 5) £m	1999 Total £m
Turnover (Note 1)								
Continuing operations	**2,085**	**–**	**–**	**2,085**	2,007	–	–	2,007
Acquisitions	**639**	**–**	**–**	**639**	–	–	–	–
	2,724	**–**	**–**	**2,724**	2,007	–	–	2,007
Discontinued operations	**60**	**–**	**–**	**60**	382	–	–	382
	2,784	**–**	**–**	**2,784**	2,389	–	–	2,389
Turnover of associates (Note 1)	**(54)**	**–**	**–**	**(54)**	(18)	–	–	(18)
	2,730	**–**	**–**	**2,730**	2,371	–	–	2,371
Operating expenses (Note 2)								
Continuing operations	**(1,843)**	**(12)**	**(15)**	**(1,870)**	(1,780)	(15)	(29)	(1,824)
Acquisitions	**(550)**	**(21)**	**(22)**	**(593)**	–	–	–	–
	(2,393)	**(33)**	**(37)**	**(2,463)**	(1,780)	(15)	(29)	(1,824)
Discontinued operations	**(59)**	**–**	**–**	**(59)**	(355)	(1)	–	(356)
	(2,452)	**(33)**	**(37)**	**(2,522)**	(2,135)	(16)	(29)	(2,180)
Operating profit (Note 1)								
Continuing operations	**228**	**(12)**	**(15)**	**201**	210	(15)	(29)	166
Acquisitions	**49**	**(21)**	**(22)**	**6**	–	–	–	–
	277	**(33)**	**(37)**	**207**	210	(15)	(29)	166
Discontinued operations	**1**	**–**	**–**	**1**	26	(1)	–	25
	278	**(33)**	**(37)**	**208**	236	(16)	(29)	191
Profit on fixed assets – continuing operations	**–**	**–**	**5**	**5**	–	–	5	5
Disposals of businesses	**–**	**–**	**(64)**	**(64)**	–	–	31	31
Profit on ordinary activities before interest	**278**	**(33)**	**(96)**	**149**	236	(16)	7	227
Interest (Note 6)	**(76)**	**–**	**(13)**	**(89)**	(40)	–	–	(40)
Profit on ordinary activities before taxation	**202**	**(33)**	**(109)**	**60**	196	(16)	7	187
Taxation on ordinary activities (Note 7)	**(61)**	**–**	**14**	**(47)**	(61)	–	8	(53)
Profit on ordinary activities after taxation	**141**	**(33)**	**(95)**	**13**	135	(16)	15	134
Equity minority interests				**(3)**				(2)
Profit for the financial year				**10**				132
Dividends on non equity shares				**(5)**				(6)
Profit attributable to ordinary shareholders				**5**				126
Ordinary dividends on equity shares (Note 8)				**(59)**				(58)
Retained (loss)/profit for the financial year				**(54)**				68
Earnings per ordinary share (Note 9)								
Basic (pence)	**33.9**			**1.3**	32.2			31.9
Diluted (pence)	**33.0**			**1.3**	31.3			31.1
Dividends per ordinary share (pence) (Note 8)				**15.1**				14.8

BALANCE SHEETS
As at 31 December

	Notes	Group 2000 £m	Group 1999 £m	Rexam PLC 2000 £m	Rexam PLC 1999 £m
Fixed assets					
Intangible assets	10	**1,269**	302	**-**	-
Tangible assets	11	**1,308**	842	**2**	1
Investments	12	**109**	9	**3,525**	2,210
		2,686	1,153	**3,527**	2,211
Current assets					
Properties surplus to requirements		**3**	2	**-**	-
Businesses held for resale		**58**	-	**-**	-
Stocks	13	**408**	281	**-**	-
Debtors receivable within one year	14	**522**	373	**148**	103
Pensions receivable after more than one year	15	**326**	116	**142**	118
Other debtors receivable after more than one year		**44**	10	**-**	-
Marketable securities and money market deposits		**21**	40	**-**	-
Cash at bank and in hand		**90**	65	**-**	16
		1,472	887	**290**	237
Creditors: amounts falling due within one year					
Borrowings	17	**(164)**	(349)	**(42)**	(270)
Other creditors	16	**(748)**	(499)	**(249)**	(332)
Net current assets/(liabilities)		**560**	39	**(1)**	(365)
Total assets less current liabilities		**3,246**	1,192	**3,526**	1,846
Creditors: amounts falling due after more than one year					
Borrowings	17	**(2,007)**	(362)	**(1,908)**	(197)
Other creditors	16	**(33)**	(8)	**(469)**	(428)
Provisions for liabilities and charges	19	**(523)**	(136)	**(48)**	(39)
		683	686	**1,101**	1,182
Capital and reserves					
Ordinary equity share capital	21	**255**	254	**255**	254
Non equity share capital	21	**90**	93	**90**	93
Called up share capital		**345**	347	**345**	347
Equity reserves	22				
Share premium account		**396**	395	**396**	395
Capital redemption reserve		**279**	259	**279**	259
Profit and loss reserve		**(359)**	(356)	**81**	164
Other reserves		**-**	22	**-**	17
		661	667	**1,101**	1,182
Equity minority interests		**22**	19	**-**	-
		683	686	**1,101**	1,182

Approved by the Board on 20 April 2001

Jeremy Lancaster
Chairman

Michael Hartnall
Finance Director

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December

	2000 £m	1999 £m
Cash flow from operating activities	**356**	331
Returns on investments and servicing of finance		
Interest received	**35**	21
Interest paid	**(96)**	(57)
Commitment and facility fees paid on acquisition of ANC	**(24)**	-
Dividends paid to non equity shareholders	**(6)**	(6)
Dividends paid to minority shareholders	**(1)**	(1)
	(92)	(43)
Taxation paid		
Normal taxation	**(56)**	(35)
FIRPTA settlement	**-**	(14)
	(56)	(49)
Capital expenditure and financial investment		
Purchase of tangible fixed assets	**(161)**	(155)
Purchase of other fixed asset investments	**(35)**	-
Sale of tangible fixed assets	**9**	9
Sale of other fixed asset investments	**5**	2
Sale of surplus properties	**-**	1
	(182)	(143)
Acquisitions and disposals		
Purchase of subsidiary undertakings and businesses (Note 23e)	**(610)**	(329)
Sale of subsidiary undertakings and businesses (Note 24b)	**107**	318
Investment in associated undertakings	**-**	(2)
Purchase of minority interests	**-**	(1)
	(503)	(14)
Equity dividends paid to ordinary shareholders	**(59)**	(110)
Cash flow before management of liquid resources and financing	**(536)**	(28)
Management of liquid resources		
Marketable securities and money market deposits	**21**	18
Financing		
Issue of ordinary equity share capital	**2**	1
Redemption of non equity B shares	**(3)**	(4)
Loans repaid	**(3,322)**	(2,142)
New loans	**3,827**	2,178
Capital element of finance leases	**(3)**	-
	501	33
(Decrease)/increase in cash	**(14)**	23

RECONCILIATION OF OPERATING PROFIT TO CASH FLOW FROM OPERATING ACTIVITIES

For the year ended 31 December

	2000 Continuing operations £m	2000 Discontinued operations £m	2000 Total £m	1999 Continuing operations £m	1999 Discontinued operations £m	1999 Total £m
Operating profit	**207**	**1**	**208**	166	25	191
Depreciation	**142**	**3**	**145**	128	17	145
Impairment of tangible fixed assets	**5**	**-**	**5**	7	-	7
Loss on disposal of tangible fixed assets	**2**	**-**	**2**	1	-	1
Goodwill amortisation	**33**	**-**	**33**	15	1	16
Movement in provisions	**10**	**(2)**	**8**	1	(6)	(5)
Non cash element of retirement benefits	**(30)**	**1**	**(29)**	(17)	2	(15)
Stocks	**(19)**	**-**	**(19)**	1	(3)	(2)
Debtors	**32**	**(1)**	**31**	(44)	(3)	(47)
Creditors	**(21)**	**(4)**	**(25)**	31	8	39
Movement in working capital	**(8)**	**(5)**	**(13)**	(12)	2	(10)
Share of profits less losses	**(3)**	**-**	**(3)**	-	-	-
Dividends received	**-**	**-**	**-**	1	-	1
Associated undertakings	**(3)**	**-**	**(3)**	1	-	1
Cash flow from operating activities	**358**	**(2)**	**356**	290	41	331

ANALYSIS OF CHANGES IN NET BORROWINGS

	Marketable securities and money market deposits £m	Loan capital and currency swaps with banks £m	Capital element of finance leases £m	Cash at bank and in hand and bank overdrafts £m	Net borrowings £m
At 1 January 1999	57	(527)	(2)	26	(446)
Currency fluctuations	1	40	-	(3)	38
Acquired/disposed	-	(168)	1	-	(167)
Cash movements	(18)	(36)	-	23	(31)
At 31 December 1999	40	(691)	(1)	46	(606)
Currency fluctuations	2	(94)	(1)	2	(91)
Acquired/disposed	-	(784)	(68)	-	(852)
Debt restructuring of Russian operation (Note 10)	-	26	-	-	26
Cash movements	(21)	(505)	3	(14)	(537)
At 31 December 2000	**21**	**(2,048)**	**(67)**	**34**	**(2,060)**

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

For the year ended 31 December

	2000 £m	1999 £m
Profit for the financial year	**10**	132
Currency fluctuations		
Intangible fixed assets	**19**	(4)
Tangible fixed assets	**34**	(24)
Net borrowings	**(91)**	38
Other net assets	**(5)**	(4)
	(43)	6
Total recognised gains and losses for the financial year	**(33)**	138

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

For the year ended 31 December

	2000 £m	1999 £m
At 1 January	**667**	475
Profit for the financial year	**10**	132
Dividends	**(64)**	(64)
Retained (loss)/profit for the financial year	**(54)**	68
Currency fluctuations	**(43)**	6
Issue of ordinary share capital under share option schemes	**2**	1
Redemption of non equity B shares	**(3)**	(4)
Goodwill written off on business disposals	**92**	121
At 31 December	**661**	667

1 Segment analysis

For the segment analysis, return on sales is based upon operating profit before goodwill amortisation and exceptional items divided by turnover. Net assets comprise total assets less current liabilities, creditors falling due after more than one year and provisions for liabilities and charges, excluding net borrowings.

The Group's share of turnover and operating profits less losses of associated undertakings, proportionate to its equity holdings, has been included where appropriate. There is no significant trading between business sectors or geographical regions.

The 1999 segment analysis has been restated as described in Accounting Policies "Basis of preparation" on page 64.

a Sector analysis

	Turnover £m	Operating profit before goodwill amortisation and exceptional items £m	Operating profit £m	Return on sales %	Net assets before goodwill £m	Net assets £m
2000						
Beverage Packaging	**1,301**	**117**	**67**	**9.0**	**990**	**2,185**
Plastic Packaging	**726**	**40**	**22**	**5.5**	**421**	**474**
Consumer Packaging	**2,027**	**157**	**89**	**7.7**	**1,411**	**2,659**
Coated Films and Papers	**323**	**33**	**32**	**10.2**	**150**	**161**
Building and Engineering	**197**	**38**	**37**	**19.3**	**11**	**21**
Retirement benefits (see note below)	**-**	**35**	**35**	**-**	**(46)**	**(46)**
	2,547	**263**	**193**	**10.3**	**1,526**	**2,795**
Taxation and dividends	**-**	**-**	**-**	**-**	**(114)**	**(114)**
Ongoing operations	**2,547**	**263**	**193**	**10.3**	**1,412**	**2,681**
Other operations and disposals	**177**	**14**	**14**	**7.9**	**62**	**62**
Continuing operations	**2,724**	**277**	**207**	**10.2**	**1,474**	**2,743**
Discontinued operations	**60**	**1**	**1**	**1.7**	**-**	**-**
	2,784	**278**	**208**	**10.0**	**1,474**	**2,743**
1999						
Beverage Packaging	638	60	45	9.4	329	556
Plastic Packaging	685	60	52	8.8	401	453
Consumer Packaging	1,323	120	97	9.1	730	1,009
Coated Films and Papers	282	21	-	7.4	138	149
Building and Engineering	179	32	32	17.9	20	25
Retirement benefits (see note below)	-	21	21	-	43	43
	1,784	194	150	10.9	931	1,226
Taxation and dividends	-	-	-	-	(125)	(125)
Ongoing operations	1,784	194	150	10.9	806	1,101
Other operations and disposals	223	16	16	7.2	107	107
Continuing operations	2,007	210	166	10.5	913	1,208
Discontinued operations	382	26	25	6.8	77	84
	2,389	236	191	9.9	990	1,292

The interest and amortisation of variations with respect to retirement benefits included in operating profit have not been allocated to the business sectors because the Board consider it more meaningful to show them separately. Had they been allocated, the allocation would have been based on net assets and would have resulted in the following allocations: Beverage £22m (1999: £8m), Plastic Packaging £10m (1999: £10m) and Coated Films and Papers £3m (1999: £3m).

1 Segment analysis continued

b Geographic analysis by origin of business

	Turnover £m	Operating profit before goodwill amortisation and exceptional items £m	Operating profit £m	Return on sales %	Net assets before goodwill £m	Net assets £m
2000						
United Kingdom and Ireland	**461**	**26**	**6**	**5.6**	**341**	**382**
Continental Europe	**886**	**104**	**82**	**11.7**	**580**	**1,246**
The Americas	**1,240**	**97**	**71**	**7.8**	**597**	**1,123**
Rest of the world	**137**	**15**	**13**	**10.9**	**116**	**152**
Retirement benefits (see note below)	**-**	**35**	**35**	**-**	**(46)**	**(46)**
Taxation and dividends	**-**	**-**	**-**	**-**	**(114)**	**(114)**
Continuing operations	**2,724**	**277**	**207**	**10.2**	**1,474**	**2,743**
Discontinued operations	**60**	**1**	**1**	**1.7**	**-**	**-**
	2,784	**278**	**208**	**10.0**	**1,474**	**2,743**
1999						
United Kingdom and Ireland	380	24	22	6.3	231	277
Continental Europe	768	76	62	9.9	383	580
The Americas	757	76	49	10.0	307	328
Rest of the world	102	13	12	12.7	74	105
Retirement benefits (see note below)	-	21	21	-	43	43
Taxation and dividends	-	-	-	-	(125)	(125)
Continuing operations	2,007	210	166	10.5	913	1,208
Discontinued operations	382	26	25	6.8	77	84
	2,389	236	191	9.9	990	1,292

The interest and amortisation of variations with respect to retirement benefits included in operating profit have not been allocated to the geographic regions because the Board consider it more meaningful to show them separately. Had they been allocated, the allocation would have been based on net assets and would have resulted in the following allocations: United Kingdom and Ireland £7m (1999: £5m), Continental Europe £13m (1999: £8m), the Americas £12m (1999: £6m) and the rest of the world £3m (1999: £2m).

c Geographic analysis by destination of turnover

	2000 £m	1999 £m
United Kingdom and Ireland	**361**	304
Continental Europe	**963**	828
The Americas	**1,238**	749
Rest of the world	**162**	126
Continuing operations	**2,724**	2,007
Discontinued operations	**60**	382
	2,784	2,389

d Turnover of associates

	2000 £m	1999 £m
Continuing operations	**14**	17
Acquisitions	**40**	-
	54	17
Discontinued operations	**-**	1
	54	18

2 Operating expenses

	Continuing operations before goodwill amortisation and exceptional items £m	Continuing operations goodwill amortisation £m	Continuing operations exceptional items £m	Acquisitions before goodwill amortisation and exceptional items £m	Acquisitions goodwill amortisation £m	Acquisitions exceptional items £m	Discontinued operations £m	Total £m
2000								
Raw materials	**858**	**-**	**-**	**311**	**-**	**-**	**26**	**1,195**
Employee costs	**459**	**-**	**5**	**80**	**-**	**5**	**19**	**568**
Depreciation	**122**	**-**	**-**	**20**	**-**	**-**	**3**	**145**
Other operating expenses	**420**	**12**	**10**	**140**	**21**	**17**	**11**	**631**
Other operating income	**(16)**	**-**	**-**	**(1)**	**-**	**-**	**-**	**(17)**
	1,843	**12**	**15**	**550**	**21**	**22**	**59**	**2,522**
1999								
Raw materials	808	–	–	–	–	–	134	942
Employee costs	456	–	15	–	–	–	107	578
Depreciation	128	–	–	–	–	–	17	145
Other operating expenses	407	15	14	–	–	–	106	542
Other operating income	(19)	–	–	–	–	–	(8)	(27)
	1,780	15	29	–	–	–	356	2,180

	2000 £m	1999 £m
Operating expenses include		
Research and development	**25**	22
Hire of plant and machinery	**5**	6
Other operating lease rentals	**23**	23
Rental income	**(7)**	(7)
Share of profits less losses of associated undertakings	**(3)**	-

3 Auditors' remuneration

	2000 Audit £m	2000 Taxation services £m	2000 Other services £m	1999 Audit £m	1999 Taxation services £m	1999 Other services £m
Group auditors, Ernst & Young						
United Kingdom	**0.5**	**0.1**	**0.1**	0.6	0.1	1.6
Overseas	**1.5**	**-**	**1.3**	1.4	–	0.1
Other audit firms, overseas	**-**	**1.6**	**0.1**	–	–	-
	2.0	**1.7**	**1.5**	2.0	0.1	1.7

Auditors' remuneration includes £0.2m (1999: £0.2m) for audit services and £0.2m (1999: £1.6m) for other services provided to Rexam PLC. Other services provided mainly relate to disposals.

In addition, £0.5m (1999: £0.2m) was paid to Ernst & Young in respect of acquisition due diligence and £0.2m (1999: £nil) was paid to other audit firms in respect of shareholder circulars, taxation and other advice. These amounts have been capitalised in the cost of the investment and are excluded from the above table.

4 Employees

a Average number of employees

	2000 Number	1999 Number
Beverage Packaging	**6,300**	4,700
Plastic Packaging	**12,400**	11,300
Consumer Packaging	**18,700**	16,000
Coated Films and Papers	**1,900**	1,900
Building and Engineering	**1,200**	1,100
Ongoing operations	**21,800**	19,000
Other operations and disposals	**1,300**	2,000
Continuing operations	**23,100**	21,000
Discontinued operations	**700**	5,200
	23,800	26,200
United Kingdom and Ireland	**4,200**	4,100
Continental Europe	**7,200**	6,400
The Americas	**7,200**	6,300
Rest of the world	**4,500**	4,200
Continuing operations	**23,100**	21,000
Discontinued operations	**700**	5,200
	23,800	26,200

The 1999 analysis of the average number of employees has been restated as described in Accounting Policies "Basis of preparation, note a" on page 64.

b Employee costs

	2000 £m	1999 £m
Wages and salaries	**497**	498
Social security	**72**	72
Pensions and other retirement benefits	**(1)**	8
	568	578

For details of directors' remuneration refer to the Remuneration Report on pages 56 to 62.

c Pensions and other retirement benefits

	2000 £m	1999 £m
United Kingdom funded defined benefit pension schemes	**(22)**	(6)
Overseas funded defined benefit pension schemes	**(1)**	3
Overseas unfunded defined benefit pension schemes	**4**	3
Defined benefit pension schemes	**(19)**	–
Overseas defined contribution pension schemes	**7**	6
Other retirement benefits	**11**	2
	(1)	8
Regular cost of defined benefit pension schemes	**26**	23
Interest and amortisation of variations	**(45)**	(23)
Defined benefit pension schemes	**(19)**	–
Regular cost of other retirement benefits	**1**	–
Interest and amortisation of variations	**10**	2
Other retirement benefits	**11**	2

4 Employees continued

c Pensions and other retirement benefits (continued)

Pensions

The Group operates pension schemes for the majority of its employees worldwide. The principal schemes are in the United Kingdom and the United States and are of the funded defined benefit type whereby pensions are based on employees pensionable remuneration and length of service. The assets of these schemes are kept separate from those of the Group and are assessed with the advice of qualified external actuaries using the projected unit credit method. The regular cost of providing for defined benefit pension schemes is spread over the service lives of employees in the schemes. Variations from regular cost are similarly spread over the expected service lives. For the purposes of Statement of Standard Accounting Practice 24 "Accounting for Pension Costs" (SSAP24), a summary of the main assumptions used, actuarial valuations and balance sheet recognition for the four principal funded defined benefit schemes is set out below:

Assumptions	UK Rexam Pension Plan %	UK ANC Nacanco 1998 Pension Plan %	USA Rexam pension schemes %	USA ANC pension schemes %
Rate of increase in salaries	4.75	4.75	5.00	5.00
Rate of increase in pensions	3.25	3.00	-	-
Discount rate	6.25	6.25	7.50	7.50
Actuarial valuations and balance sheet recognition	£m	£m	£m	£m
Assets	1,175	133	112	1,309
Liabilities	(862)	(123)	(85)	(1,138)
Actuarial valuation	313	10	27	171
Asset/(provision) recognised on balance sheet at 31 December 2000	**142**	**10**	**(6)**	**174**
Actuarial valuation date	6 April 2000	1 August 2000	1 January 2000	1 August 2000

There are also a number of European plans where pension costs have been calculated using the projected unit credit method and assumptions consistent with SSAP24. Overall, the future contributions payable by the Group will generally be set at levels that take account of the surpluses that currently exist in the schemes.

Other retirement benefits

Certain current and former employees in the United States are provided with other retirement benefits, principally medical costs and life assurance. The cost of those benefits, assessed with the advice of qualified actuaries, is spread on a basis similar to that used for the defined benefit pension schemes. Liabilities in respect of prior years are being provided for by an increased annual charge over the estimated average remaining service lives of the employees in the respective schemes. For the purposes of SSAP24, a summary of the main assumptions used, actuarial valuations and balance sheet recognition for the schemes is set out below:

Assumptions	Rexam retirement medical schemes %	ANC retirement medical schemes %
Medical cost inflation	12 reducing to 5	10 reducing to 5
Rate of increase in salaries	5.00	5.00
Discount rate	7.50	7.50
Actuarial valuations and balance sheet recognition	£m	£m
Assets	-	-
Liabilities	(22)	(248)
Actuarial valuation	(22)	(248)
Provision recognised on the balance sheet at 31 December 2000	**(21)**	**(248)**
Actuarial valuation date	1 January 2000	1 August 2000

5 Exceptional items

	2000 £m	1999 £m
Exceptional items included in operating profit		
ANC acquisition and integration costs	**(22)**	–
Reorganisation costs – continuing operations	**(10)**	(22)
Tangible fixed assets impaired – continuing operations (see note below)	**(5)**	(3)
Tangible fixed assets written off – continuing operations	**–**	(4)
Exceptional items included in operating profit	**(37)**	(29)

The impairment of tangible fixed assets of £5m in 2000 relates to the write down of property and moulding and converting equipment in the UK Plastic Packaging Sector. The remaining net book value at 31 December 2000, based on net realisable value, of the property is £6m and the equipment is £4m. The impairment of tangible fixed assets of £3m in 1999 related to the write down of coating machines in the US Coated Films and Papers Sector. The remaining net book value, based on net realisable value, of the coating machines at 31 December 1999 was £3m.

	2000 £m	1999 £m
Disposal of businesses		
Before attributable goodwill written off	**36**	169
Attributable capitalised goodwill written off	**(8)**	(17)
Attributable goodwill in reserves written off	**(92)**	(121)
	(64)	31
Continuing operations	**5**	(33)
Discontinued operations	**(69)**	64
	(64)	31

With respect to the £11m of exceptional provisions for disposals set up in 1999, £7m was utilised in 2000. The 1999 disposal of businesses has been restated as described in Accounting Policies "Basis of preparation, note a" on page 64.

	2000 £m	1999 £m
Exceptional items included in interest		
Financing fees for bank facilities in respect of ANC acquisition	**13**	–

6 Interest

	2000 £m	1999 £m
Interest payable		
Loan capital with banks	**93**	59
Loan capital with other financial institutions	**4**	5
Bank overdrafts	**5**	8
Finance leases	**1**	–
Amortisation of financing fees	**1**	–
Share of interest of associated undertakings	**1**	1
	105	73
Interest receivable	**(29)**	(33)
	76	40
Exceptional items (Note 5)	**13**	–
	89	40

Interest payable on loan capital with other financial institutions relates to interest on the United States industrial revenue bonds and on the 9.44% United States dollar senior notes.

7 Taxation on ordinary activities

	2000 £m	1999 £m
United Kingdom		
Corporation tax at 30% (1999: 30.25%)	**-**	13
Adjustment to prior years	**(5)**	-
Advance corporation tax	**-**	(1)
	(5)	12
Overseas taxation	**41**	46
Deferred taxation	**11**	(5)
	47	53
Operations before exceptional items	**61**	61
Exceptional taxation	**(14)**	(8)
	47	53
Exceptional taxation		
Adjustment with respect to deferred taxation on retirement benefits – continuing operations	**(12)**	-
Disposals – discontinued operations	**(2)**	-
Reorganisation costs – continuing operations	**-**	(4)
Disposals – continuing operations	**-**	(4)
	(14)	(8)

8 Ordinary dividends on equity shares

	2000 £m	1999 £m
2000 proposed final dividend of 8.7p payable 3 July 2001	**34**	-
2000 interim dividend of 6.4p paid 6 November 2000	**25**	-
1999 final dividend of 8.7p paid 5 June 2000	**-**	34
1999 interim dividend of 6.1p paid 5 November 1999	**-**	24
	59	58

9 Earnings per ordinary share

	2000 Basic pence	2000 Diluted pence	1999 Basic pence	1999 Diluted pence
Earnings per ordinary share				
Before goodwill amortisation and exceptional items	**33.9**	**33.0**	32.2	31.3
Including goodwill amortisation and exceptional items*	**1.3**	**1.3**	31.9	31.1

	2000 Basic £m	2000 Dilution on conversion of preference shares £m	2000 Diluted* £m	1999 Basic £m	1999 Dilution on conversion of preference shares £m	1999 Diluted £m
Earnings						
Profit attributable to ordinary shareholders before goodwill amortisation and exceptional items	**133**	**5**	**138**	127	5	132
Goodwill amortisation	**(33)**	**-**	**(33)**	(16)	-	(16)
Exceptional items	**(95)**	**-**	**(95)**	15	-	15
Profit attributable to ordinary shareholders	**5**	**5**	**10**	126	5	131

	2000 Number millions	1999 Number millions
Number of shares		
Average number of shares in issue for the year	**392.9**	394.7
Dilution on conversion of preference shares*	**24.4**	24.4
Dilution on exercise of outstanding share options*	**1.5**	2.4
On a diluted basis	**418.8**	421.5

The number of shares in issue at 31 December 2000 was 396.4m (1999: 395.4m). Share options outstanding at 31 December 2000 are detailed in the Directors' Report on pages 50 to 52.

* In accordance with the Financial Reporting Standard 14, "Earnings per share" (FRS 14), there was no dilution arising from the conversion of preference shares or the exercise of outstanding share options in 2000.

Earnings per share before goodwill amortisation and exceptional items has been shown in addition to that required by FRS 14 in order to give a better appreciation of the underlying business results.

10 Intangible fixed assets: goodwill

	Cost £m	Amortisation £m	Net book value £m
Group			
At 1 January 2000	320	(18)	302
Exchange fluctuations	19	-	19
Acquisition of businesses in 2000	1,015	-	1,015
Adjustment to acquisition of businesses in 1999 (see note below)	(26)	-	(26)
Disposals	(9)	1	(8)
Amortisation charge for the year (based on 20 years life)	-	(33)	(33)
At 31 December 2000	**1,319**	**(50)**	**1,269**

In August 2000 Rexam reached an agreement with the banks that financed the PLM Russian beverage can plant in which Rexam had a 52% stake. Due to the very difficult business conditions in Russia the joint venture was effectively insolvent. Rexam purchased US$80m of bank loans at a discount and eliminated all minority equity stakes such that Rexam presently owns 100% of this business. This change in financial structure resulted in a reduction of £26m of the Group's net borrowings with an equivalent adjustment to capitalised goodwill reflecting the change in fair value of the borrowings acquired. The effect of this change on the fair values of net assets acquired is that loan capital previously stated at £216m reduced to £190m.

11 Tangible fixed assets

	Land and buildings £m	Plant machinery and vehicles £m	Assets under construction £m	Total £m
Group				
Cost at 1 January 2000	290	1,117	17	1,424
Currency fluctuations	13	50	3	66
Acquisition of businesses	123	332	43	498
Disposal of businesses	(40)	(171)	(1)	(212)
Additions	13	121	42	176
Disposals	(7)	(26)	–	(33)
Reclassifications	–	54	(54)	–
At 31 December 2000	**392**	**1,477**	**50**	**1,919**
Depreciation at 1 January 2000	52	530	–	582
Currency fluctuations	5	27	–	32
Charge for the year	9	136	–	145
Impairment	3	2	–	5
Disposal of businesses	(10)	(119)	–	(129)
Disposals	(5)	(17)	–	(22)
Other adjustments	–	(2)	–	(2)
At 31 December 2000	**54**	**557**	**–**	**611**
Net book value at 31 December 2000	**338**	**920**	**50**	**1,308**
Net book value at 31 December 1999	238	587	17	842

The net book value of land and buildings comprises freeholds of £319m (1999: £222m), long term leaseholds of £19m (1999: £15m) and short term leaseholds of £nil (1999: £1m). Freehold land and buildings includes land of £68m (1999: £47m) which is not depreciated. Interest capitalised included in the net book value of tangible fixed assets is £2m (1999: £3m). The net book value of land and buildings includes £nil (1999: £1m) of finance leased assets. The net book value of plant and machinery includes £41m (1999: £nil) of finance leased assets. Depreciation charged on finance leased assets was £2m (1999: £nil).

Comparison of asset lives applied to existing Rexam can making plant and machinery with similar plant and machinery acquired with ANC resulted in a reassessment of asset lives in order to establish a consistent basis throughout the Group. As a result, existing Rexam can making asset lives have been extended from 10 to 17 years prospectively to better reflect experience and industry practice. This resulted in a £7m reduction in the depreciation charge in 2000.

	Plant machinery and vehicles cost £m	Plant machinery and vehicles depreciation £m	Net book value £m
Rexam PLC			
At 1 January 2000	6	(5)	1
Additions	2	–	2
Charge for the year	–	(1)	(1)
Disposals	(4)	4	–
At 31 December 2000	**4**	**(2)**	**2**

12 Fixed asset investments

	Associated undertakings £m	Rexam PLC shares £m	Unlisted overseas £m	Total £m
Group				
At 1 January 2000	6	2	1	9
Currency fluctuations	–	–	1	1
Acquisition of businesses	51	–	14	65
Additions	–	11	24	35
Disposals	(1)	–	(2)	(3)
Retained profit	2	–	–	2
At 31 December 2000	**58**	**13**	**38**	**109**

Rexam PLC shares comprise 5,453,444 ordinary shares of 64 2/7p each (1999: 453,444), acquired at an average cost of £2.45 per share (1999: £4.28), held by the Rexam Employee Share Trust established to satisfy the requirements of the Rexam PLC Long Term Incentive Scheme. The purchases were funded by a combination of cash contributions from participating companies and interest free loans from Rexam PLC. Dividends receivable during the year on the shares have been waived. An annual charge is made to the profit and loss account representing an estimate of the proportion of options that will vest to participants. The administrative expenses of the Trust are borne by the Trust. The market value of the shares at 31 December 2000 was £12m (1999: £1m). For further details of the Scheme see the Remuneration Report on pages 56 to 62.

Principal associated undertakings	Country of incorporation and principal area of operation	Issued capital	Group share	Nature of business activities
Hanil Can Company Ltd	Korea	1,681,666 shares of 5,000 won each	40%	Consumer packaging
Interprint Ltda	Brazil	3,889,838,640 quotas of reais 0.01 each	50%	Printing
Nippon National Seikan Co Ltd	Japan	2,000,000 shares of 500 yen each	24.5%	Consumer packaging
Valley Metal Container Partnership	USA	Partnership	50%	Consumer packaging
Vitro-American National Can	Mexico	211,344,580 shares of 1 peso each	50%	Consumer packaging

The share of profits less losses of associated undertakings is based on unaudited management accounts for the year ended 31 December 2000.

	Subsidiary undertakings shares £m	Subsidiary undertakings loans £m	Total £m
Rexam PLC			
At 1 January 2000	976	1,234	2,210
Currency fluctuations	–	66	66
Acquisitions/advances	11	2,098	2,109
Disposals/repayments	(52)	(808)	(860)
At 31 December 2000	**935**	**2,590**	**3,525**

12 Fixed asset investments continued

The principal subsidiary undertakings are shown below. Save as indicated with an asterisk, the capital is wholly owned by Rexam PLC. Subsidiary undertakings incorporated in Great Britain are registered in England and Wales.

Subsidiary undertaking	Country of incorporation	Principal area of operation	Identity of capital held	Nature of business activities
MiTek Inc*	United States	Worldwide	Common stock	Metal connector plates
Rexam Beverage Can Americas Inc*	United States	Worldwide	Common stock	Consumer packaging
Rexam France SA*	France	France	Ordinary shares	Consumer packaging
Rexam Holdings AB*	Sweden	Continental Europe	Ordinary shares	Consumer packaging
Rexam Inc*	United States	United States	Common stock	Consumer packaging/Coated films and papers
Rexam Overseas Holdings Limited	Great Britain	Great Britain	Ordinary shares	Holding company
Rexam UK Holdings Limited	Great Britain	Great Britain	Ordinary shares	Holding company
TBS Engineering Limited*	Great Britain	Great Britain	Ordinary shares	Battery assembly equipment

13 Stocks

	2000 £m	1999 £m
Group		
Raw materials and consumables	**156**	111
Work in progress	**33**	35
Finished goods	**219**	135
	408	281

14 Debtors receivable within one year

	Group 2000 £m	Group 1999 £m	Rexam PLC 2000 £m	Rexam PLC 1999 £m
Trade debtors	**412**	324	**1**	2
Subsidiary undertakings	**-**	-	**122**	83
Other debtors	**110**	49	**25**	18
	522	373	**148**	103

15 Pensions receivable after more than one year

	Group £m	Rexam PLC £m
At 1 January 2000	116	118
Exchange fluctuations	3	-
Acquisition of businesses	178	-
Profit and loss account	25	24
Cash contributions	4	-
At 31 December 2000	**326**	**142**

16 Other creditors

	Group 2000 £m	Group 1999 £m	Rexam PLC 2000 £m	Rexam PLC 1999 £m
Amounts falling due within one year				
Trade creditors	**332**	214	**1**	2
Subsidiary undertakings	**-**	-	**179**	271
Taxation and social security	**81**	83	**-**	-
Deferred consideration	**1**	1	**1**	1
Other liabilities	**298**	165	**32**	22
Dividends	**36**	36	**36**	36
	748	499	**249**	332
Amounts falling due after more than one year				
Subsidiary undertakings	**-**	-	**469**	428
Other liabilities	**33**	8	**-**	-
	33	8	**469**	428

17 Borrowings

	Repayment dates	Group 2000 £m	Group 1999 £m	Rexam PLC 2000 £m	Rexam PLC 1999 £m
Secured					
United States industrial revenue bonds	2005	**18**	16	**-**	-
Bank loans	2001-2005	**9**	60	**-**	-
		27	76	**-**	-
Unsecured					
9.44% United States dollar senior notes	2001	**17**	31	**-**	-
Other loans	2001	**8**	12	**-**	1
Bank loans					
Europe	2001-2005	**1,934**	582	**1,910**	455
United States	2001	**70**	-	**-**	-
Financing fees for bank facilities		**(10)**	-	**(2)**	-
Currency swaps with banks		**2**	(10)	**2**	(10)
Loan capital and currency swaps with banks		**2,048**	691	**1,910**	446
Bank overdrafts		**56**	19	**40**	21
Capital element of finance leases		**67**	1	**-**	-
Total borrowings		**2,171**	711	**1,950**	467
Repayment analysis					
Amounts falling due after more than one year					
In more than one year but not more than two years		**691**	80	**689**	(10)
In more than two years but not more than five years		**1,231**	269	**1,219**	207
In more than five years		**85**	13	**-**	-
		2,007	362	**1,908**	197
Amounts falling due within one year, or on demand		**164**	349	**42**	270
		2,171	711	**1,950**	467

The security given for secured loans is principally land and buildings. The amount of borrowings of the Group not wholly repayable within five years is £85m (1999: £13m). Interest is payable on loan capital wholly repayable within five years at rates varying between 3% and 9%. Currency swaps of sterling for United States dollars and euros, hedging foreign currency denominated investments, have been entered into and the translation difference between the relevant sterling and currency amounts has been included in borrowings. Finance leases due after more than five years are £67m (1999: £1m).

18 Financial risk management

Debtors receivable within one year and other creditors falling due within one year that meet the definition of a financial asset or liability under Financial Reporting Standard 13, "Derivatives and other financial instruments: disclosures", have been excluded from all disclosures in this note, except 18a the currency balance sheet.

a Currency balance sheet at 31 December 2000

	Total £m	Sterling £m	US dollar £m	Euro £m	Scandinavian currencies £m	Other currencies £m
Net assets	**2,743**	**420**	**974**	**949**	**204**	**196**
Goodwill written off to reserves	**631**	**135**	**392**	**104**	**-**	**-**
Net assets including goodwill written off to reserves	**3,374**	**555**	**1,366**	**1,053**	**204**	**196**
Net borrowings						
Excluding swaps and forward foreign exchange contracts	**(2,058)**	**(52)**	**(1,156)**	**(762)**	**(109)**	**21**
Currency swaps with banks	**(2)**	**65**	**(48)**	**(19)**	**-**	**-**
Forward foreign exchange contracts	**-**	**(64)**	**90**	**7**	**5**	**(38)**
	(2,060)	**(51)**	**(1,114)**	**(774)**	**(104)**	**(17)**
Equity excluding goodwill written off to reserves	**1,314**	**504**	**252**	**279**	**100**	**179**

b Summary of financial assets and liabilities

	2000 £m	1999 £m
Financial assets		
Cash, money market deposits and marketable securities	**111**	105
Currency swaps with banks	**65**	226
Businesses held for resale	**58**	-
Other debtors receivable after more than one year	**44**	10
	278	341
Financial liabilities		
Total borrowings excluding currency swaps with banks	**(2,169)**	(721)
Currency swaps with banks	**(67)**	(216)
Other creditors falling due after more than one year	**(33)**	(8)
Provisions for liabilities and charges (see note below)	**(20)**	(14)
Non equity convertible cumulative preference shares	**(90)**	(90)
Non equity B shares	**-**	(3)
	(2,379)	(1,052)
Net financial liabilities	**(2,101)**	(711)

Provisions for liabilities and charges relate to the provisions for long term employee incentive schemes, excluding £7m (1999: £2m) provided for the senior executive share option and long term incentive schemes.

An explanation of the Group's objectives, policies and strategies for the role of derivatives and the financial instruments in managing and controlling the risks of the Group and its activities can be found in the Operating and Financial Review on pages 42 to 49.

c Currency exposures at 31 December 2000

There are no significant unhedged transaction exposures which give rise to net currency gains or losses in the profit and loss account.

18 Financial risk management continued

d Interest rate risk profile at 31 December 2000

	Total £m	Interest free £m	At floating interest rates £m	At fixed interest rates £m	Weighted average fixed interest rate %	Weighted average period for which rate is fixed Years
Financial assets						
Sterling	**102**	**32**	**-**	**70**	**7.7**	**1.4**
US dollar	**85**	**37**	**48**	**-**	**-**	**-**
Euro	**52**	**31**	**21**	**-**	**-**	**-**
Scandinavian currencies	**7**	**2**	**5**	**-**	**-**	**-**
Other currencies	**32**	**-**	**32**	**-**	**-**	**-**
	278	**102**	**106**	**70**	**7.7**	**1.4**
Financial liabilities						
Sterling	**(123)**	**(2)**	**(121)**	**-**	**-**	**-**
US dollar	**(1,204)**	**(42)**	**(914)**	**(248)**	**5.6**	**2.6**
Euro	**(802)**	**(7)**	**(232)**	**(563)**	**4.9**	**3.9**
Scandinavian currencies	**(111)**	**(2)**	**(101)**	**(8)**	**4.0**	**2.7**
Other currencies	**(49)**	**-**	**(49)**	**-**	**-**	**-**
	(2,289)	**(53)**	**(1,417)**	**(819)**	**5.1**	**3.5**
Non equity convertible cumulative preference shares	**(90)**					
	(2,379)					

Floating rate interest is paid on short term borrowings under committed term bank facilities. For the principal facilities the interest rate is determined by reference to LIBOR in the relevant currency and market. For overdrafts used to fund the working capital needs of subsidiary undertakings the interest rate is determined by reference to appropriate local bank rates. Floating interest rates on financial assets and liabilities are determined in the same way. Businesses held for resale, other debtors receivable after more than one year, other creditors payable after more than one year and provisions for liabilities and charges are interest free. The non equity convertible cumulative preference shares are separately shown since they are financial liabilities on which dividends were paid as detailed in Note 21 to the Accounts, and not interest.

The estimated weighted average period to maturity for interest free financial assets is 0.5 years for sterling, 1 year for US dollars and 0.5 years for euros. The corresponding amounts for financial liabilities are 3.7 years for sterling, 2.4 years for US dollars and 3.7 years for euros.

e Undrawn committed borrowing facilities at 31 December 2000

	Principal committed facilities £m	Facilities available £m
Remaining term at 31 December 2000		
In more than one year but not more than two years	**1,074**	**383**
In more than four years	**1,258**	**40**
	2,332	**423**

Facilities available are that part of the principal committed facilities which was not drawn at 31 December 2000. The Group also has additional term loans and facilities available to it on a committed or uncommitted basis. Principal committed facilities include a US$1,600m shorter term facility and a euro 2,000m longer term facility arranged in 2000 to refinance the exisiting borrowings of the Group and finance the acquisition of ANC. A term out option was exercised on the US$1,600m facility in February 2001 and so its availability and repayment obligation is shown after exercise of that option. The Group is obliged to apply a proportion of the proceeds of disposals and of debt capital market financings towards prepayment of the US$1,600m facility.

18 **Financial risk management** continued

f Maturity profile of financial liabilities at 31 December

	2000 £m	1999 £m
In one year or less, or on demand	**(239)**	(349)
In more than one year but not more than two years	**(711)**	(90)
In more than two years but not more than five years	**(1,242)**	(553)
In more than five years	**(187)**	(60)
	(2,379)	(1,052)

g Fair value of financial assets and liabilities at 31 December

	2000 Book value £m	2000 Fair value £m	1999 Book value £m	1999 Fair value £m
Cash, marketable securities and money market deposits	**111**	**111**	105	105
Businesses held for resale	**58**	**58**	–	–
Other debtors receivable after more than one year	**44**	**44**	10	10
Total borrowings excluding currency swaps with bank	**(2,169)**	**(2,170)**	(721)	(724)
Net currency swaps with banks	**(2)**	**(2)**	10	10
Other creditors falling due after more than one year	**(33)**	**(33)**	(8)	(8)
Provisions for liabilities and charges	**(20)**	**(20)**	(14)	(14)
Non equity convertible cumulative preference shares	**(90)**	**(80)**	(90)	(85)
Non equity B shares	**-**	**-**	(3)	(3)
Interest rate swaps	**-**	**5**	–	19
Forward foreign exchange contracts	**-**	**(8)**	–	(1)
Aluminium futures contracts	**-**	**2**	–	15
Aluminium option contracts	**-**	**-**	–	1
	(2,101)	**(2,093)**	(711)	(675)

Market values have been used to determine the fair values of money market deposits, marketable securities, currency swaps with banks and bank borrowings. The fair value of the non equity convertible cumulative preference shares has been determined by reference to the quoted market price at the close of business on 29 December 2000 (1999: 30 December). The fair values of interest rate swaps and fixed rate loans have been determined by discounting their cash flows at prevailing interest rates. The fair value of forward foreign exchange contracts has been determined by marking those contracts to market against prevailing forward foreign exchange rates. The fair value of aluminium futures contracts has been determined by marking those contracts to market at prevailing aluminium prices. The fair value of aluminium option contracts has been determined using option pricing models.

h Unrecognised gains and losses on hedges

	Gains £m	Losses £m	Net £m
Unrecognised at 1 January 2000	36	(2)	34
Recognised in 2000	(14)	1	(13)
Arising before 1 January 2000 unrecognised in 2000	22	(1)	21
Unrecognised movement in 2000	(5)	(17)	(22)
Unrecognised at 31 December 2000	**17**	**(18)**	**(1)**
Expected to be recognised in 2001	**6**	**(7)**	**(1)**
Expected to be recognised in 2002 or later	**11**	**(11)**	**-**
	17	**(18)**	**(1)**

The Group uses derivatives and other financial instruments as part of its normal operations and financing activities to manage the exposures which arise from the global nature of its operations. The hedges are entered into for varying future periods, and they are recognised in the Accounts when the underlying exposure which they hedge is recognised. The movements and position as at 31 December 2000 on such hedges is set out above and in Note 18g and is a combination of the following: interest rate swaps, forward foreign exchange contracts, aluminium futures contracts and aluminium options contracts.

19 Provisions for liabilities and charges

	Pensions and other retirement benefits (Note i) £m	Long term employee incentive schemes (Note ii) £m	Disposals (Note iii) £m	Other (Note iv) £m	Deferred taxation (Note v) £m	Total £m
Group						
At 1 January 2000	73	16	7	8	32	136
Exchange fluctuations	8	1	–	3	–	12
Acquisition of businesses	288	–	–	124	(22)	390
Provided in the year	18	11	–	(1)	11	39
Transfer to current tax	–	–	–	–	6	6
Utilised	(15)	(1)	(3)	(41)	–	(60)
At 31 December 2000	**372**	**27**	**4**	**93**	**27**	**523**

	Disposals £m	Deferred taxation (Note v) £m	Total £m
Rexam PLC			
At 1 January 2000	1	38	39
Provided in the year	–	9	9
At 31 December 2000	**1**	**47**	**48**

Notes

i Pensions and other retirement benefits

A provision of £103m (1999: £54m) covers the expected cost of various funded and unfunded pension schemes operated throughout the Group. In addition there is a provision of £269m (1999: £19m) to cover other retirement benefits, being medical costs and life assurance, given to certain current and former employees in the United States. These provisions are long term in nature and the timing of their utilisation is unknown.

ii Long term employee incentive schemes

The Group operates various long term employee incentive schemes. An amount of £7m (1999: £2m) has been provided for senior executive share option and long term incentive schemes. The remainder relates to a variety of long term incentive schemes operated by the Group's subsidiary undertakings worldwide. These provisions are long term, with the timing of their utilisation being dependent on various performance criteria being met.

iii Disposals

The provision relates primarily to product warranty and associated claims in Australia. The amount of the final liability and timing of payment, if any, is dependent upon the outcome of ongoing legal and related proceedings.

iv Other

Other provisions include £40m relating to an ANC patent infringement litigation, £7m for ANC project costs, £2m (1999: £3m) relating to onerous property contracts in the United Kingdom and £37m (1999: £4m) for environmental compliance principally acquired with ANC and arising in the United States. In each of these cases the timing of their utilisation is unknown.

19 Provisions for liabilities and charges continued

v Deferred taxation

	Provided 2000 £m	Provided 1999 £m	Full potential liability 2000 £m	Full potential liability 1999 £m
Group timing differences				
Depreciation	**16**	17	**47**	34
Pensions and other retirement benefits	**(3)**	16	**(3)**	16
Other	**14**	(1)	**26**	4
	27	32	**70**	54
Rexam PLC timing differences				
Depreciation	**4**	4	**4**	4
Pensions and other retirement benefits	**43**	34	**43**	34
	47	38	**47**	38

No provision has been made for deferred taxation in respect of earnings which are retained overseas since the taxation payable on remittance to the United Kingdom is not expected to be significant due to the availability of tax credits.

20 Contingent liabilities

	Group 2000 £m	Group 1999 £m	Rexam PLC 2000 £m	Rexam PLC 1999 £m
Guarantees of borrowings				
Subsidiary and associated undertakings	**–**	–	**53**	64
Third parties	**–**	17	**–**	–

In an international group a variety of claims arise from time to time; some have little or no foundation in law or in fact and others cannot be quantified. Provision has been made in these Accounts against those claims which the directors consider are likely to result in significant liabilities.

21 Share capital

a Ordinary equity share capital of Rexam PLC

	Authorised 64 2/7p number	Authorised Total £m	Issued and fully paid 64 2/7p number	Issued and fully paid Total £m
At 1 January 2000	557,270,283	358	395,400,675	254
Issued under share option schemes	–	–	1,001,264	1
Conversion of preference shares on 29 February 2000	219,726	–	38,548	–
At 31 December 2000	**557,490,009**	**358**	**396,440,487**	**255**

For details of the number of outstanding share options at 31 December 2000 see the Directors' Report on pages 50 to 52.

21 Share capital continued

b Non equity 7.75p convertible cumulative preference share capital of Rexam PLC

	Authorised		Issued and fully paid	
	128 4/7p number	Total £m	128 4/7p number	Total £m
At 1 January 2000	69,607,080	90	69,604,909	90
Conversion of preference shares on 29 February 2000	(109,863)	–	(109,863)	–
At 31 December 2000	**69,497,217**	**90**	**69,495,046**	**90**

The holders of the preference shares have the right to convert their holdings into fully paid ordinary shares on the basis of 17.544p in nominal amount of ordinary shares for every 100p in nominal value of preference shares. Conversion may take place on 28 or 29 February in any year until 2015. Any preference shares not converted by 28 February 2015 will automatically be redesignated as 7.75p cumulative preference shares and will be redeemed by Rexam PLC at 100p per share on 31 March 2015. The preference shareholders take priority over the ordinary shareholders in a distribution on the winding up of Rexam PLC to the extent of all outstanding interest and capital monies. The holders of preference shares are entitled to vote at a general meeting of Rexam PLC if a convertible preference dividend has not been paid or the business of the meeting involves the winding up of Rexam PLC or the alteration of the preference shareholders' rights.

c Non equity B shares of Rexam PLC

	Authorised		Issued and fully paid	
	100p number	Total £m	100p number	Total £m
At 1 January 2000	3,192,222	3	3,192,222	3
Redemption on 30 September 2000	(3,192,222)	(3)	3,192,222	(3)
At 31 December 2000	–	–	–	–

The non equity B shares were compulsorily redeemed by Rexam PLC on 30 September 2000.

22 Equity reserves

	Share premium account £m	Capital redemption reserve £m	Profit and loss reserve £m	Other reserves £m
Group				
At 1 January 2000	395	259	(356)	22
Currency fluctuations	–	–	(43)	–
Profit and loss account	–	–	(54)	–
Goodwill written off on business disposals	–	–	92	–
Issued under share option schemes	1	–	–	–
Redemption of non equity B shares	–	3	(3)	–
Reclassification	–	17	5	(22)
At 31 December 2000	**396**	**279**	**(359)**	–

Other reserves of £17m have been reclassified to the capital redemption reserve as the principal element relates to an earlier redemption of preference shares. The remaining £5m has been reclassified to profit and loss reserves.

22 Equity reserves continued

Currency fluctuations debited to reserves in respect of borrowings used to hedge the Group's overseas investments were £59m (1999: £32m).

The amount of goodwill set off against reserves at 31 December 2000 is £631m. This comprises the balance at 1 January 2000 of £691m, increased by exchange fluctuations of £32m and reduced by amounts realised on disposals of £92m during the year.

	Share premium account £m	Capital redemption reserve £m	Profit and loss reserve £m	Other reserves £m
Rexam PLC				
At 1 January 2000	395	259	164	17
Profit and loss account	–	–	(80)	–
Issued under share option schemes	1	–		–
Redemption of non equity B shares	–	3	(3)	–
Reclassification	–	17	–	(17)
At 31 December 2000	**396**	**279**	**81**	**–**

The loss for the financial year dealt with in the Accounts of Rexam PLC is £16m (1999: profit £61m). The distributable reserves of Rexam PLC are £81m (1999: £164m).

Other reserves of £17m have been reclassified to the capital redemption reserve as the principal element relates to an earlier redemption of preference shares.

23 Acquisitions

a Summary of acquisitions of businesses

All acquisitions have been completed by applying acquisition accounting principles.

	2000 ANC £m	2000 Other £m	2000 Total £m	1999 Total £m
Tangible fixed assets	**497**	**1**	**498**	315
Fixed asset investments	**66**	**(1)**	**65**	–
Retirement benefits asset	**178**	**–**	**178**	–
Working capital	**177**	**1**	**178**	93
Current and deferred taxation	**(3)**	**–**	**(3)**	4
Provisions	**(407)**	**–**	**(407)**	(37)
Minority interests	**(1)**	**–**	**(1)**	(5)
Securitised receivables	**(39)**	**–**	**(39)**	–
Cash and overdrafts	**73**	**–**	**73**	16
Loan capital	**(784)**	**–**	**(784)**	(217)
Finance leases	**(68)**	**–**	**(68)**	–
Fair value of net (liabilities)/assets acquired	**(311)**	**1**	**(310)**	169
Cash consideration including costs of acquisition	**699**	**6**	**705**	433
Book value of net assets acquired	**(648)**	**(1)**	**(649)**	(270)
Fair value adjustments	**959**	**–**	**959**	101
Fair value of net liabilities/(assets) acquired	**311**	**(1)**	**310**	(169)
Goodwill on acquisition	**1,010**	**5**	**1,015**	264

The total consideration for acquisitions in 2000 was £1,523m (1999: £634m) comprising £657m (1999: £426m) for the purchase of shares and net assets, acquisition costs of £48m (1999: £7m) and £818m (1999: £201m) for net borrowings assumed.

23 **Acquisitions** continued

b Acquisition of ANC

	Book value of net assets acquired £m	Revaluation £m	Accounting policy alignment £m	Fair value of net assets acquired £m
Intangible fixed assets	680	(680)	–	–
Tangible fixed assets	508	(53)	42	497
Fixed asset investments	78	(12)	–	66
Retirement benefits asset	207	(29)	–	178
Working capital	164	(24)	37	177
Current and deferred taxation	109	20	(132)	(3)
Provisions	(381)	(31)	5	(407)
Minority interests	(5)	4	–	(1)
Securitised receivables	–	–	(39)	(39)
Cash and overdrafts	73	–	–	73
Loan capital	(784)	–	–	(784)
Finance leases	(1)	–	(67)	(68)
	648	(805)	(154)	(311)

Revaluation adjustments	Intangible fixed assets £m	Tangible fixed assets £m	Fixed asset investments £m	Retirement benefits asset £m	Working capital £m	Deferred taxation £m	Provisions £m	Minority interests £m
Eliminate goodwill capitalised by ANC	(680)	–	–	–	–	–	–	–
Divestment plants restated at net realisable value	–	(36)	–	–	52	–	–	–
Pensions and other retirement benefits based on actuarial assessment	–	–	–	(29)	–	20	(26)	–
Provision for onerous contractual obligations	–	–	–	–	(40)	–	–	–
Provision for doubtful debts	–	–	–	–	(29)	–	–	–
Property revaluations and tangible fixed assets write offs	–	(17)	–	–	–	–	–	4
Write down of investments in associated undertakings	–	–	(12)	–	–	–	–	–
Other adjustments (net)	–	–	–	–	(7)	–	(5)	–
	(680)	(53)	(12)	(29)	(24)	20	(31)	4

Accounting policy alignment adjustments	Tangible fixed assets £m	Working capital £m	Deferred taxation £m	Provisions £m	Securitised receivables £m	Finance leases £m
Deferred taxation provided on a partial provision basis	–	–	(132)	–	–	–
Operating leases reclassified as finance leases	42	5	–	5	–	(67)
Securitised receivables reclassified as trade debtors	–	39	–	–	(39)	–
Last-in-first-out (LIFO) stock adjustment	–	(7)	–	–	–	–
	42	37	(132)	5	(39)	(67)

The fair value of the assets and liabilities acquired have been determined on a provisional basis in 2000, pending completion of the fair value appraisal exercise in 2001.

23 **Acquisitions** continued

c Results of ANC prior to acquisition

Set out below are a summarised consolidated profit and loss account and statement of recognised gains and losses of ANC for the periods stated. They have been prepared under US GAAP using ANC accounting policies, translated into sterling at average exchange rates for the respective period.

Profit and loss account	1 Jan 2000 to 31 July 2000 £m	1 Jan 1999 to 31 Dec 1999 £m
Turnover	918	1,744
Operating expenses	(814)	(1,574)
Goodwill amortisation	(125)	(25)
Operating (loss)/profit	(21)	145
Interest	(33)	(36)
(Loss)/profit before taxation	(54)	109
Taxation	(22)	(47)
Minority interests	–	(1)
(Loss)/profit attributable to ANC ordinary shareholders	(76)	61

Statement of recognised gains and losses	£m	£m
(Loss)/profit attributable to ANC ordinary shareholders	(76)	61
Currency fluctuations	(12)	(25)
	(88)	36

d Summary consolidated cash flow statement for ANC for the period 1 August 2000 to 31 December 2000, translated using the average exchange rates for the period.

	£m
Operating profit	49
Depreciation	20
Movement in working capital	55
Other movements	(7)
Cash flow from operating activities	117
Purchase of tangible fixed assets	(26)
Taxation paid	(9)
	82

e Cash flows arising from acquisitions

	2000 £m	1999 £m
Cash consideration	**682**	344
Cash balances acquired	**(73)**	(16)
Cash payments for prior year acquisitions	**1**	1
Net cash outflow	**610**	329

f Cash flows relating to exceptional activities

Cash flows from operating activities in 2000 include £9m with respect to the utilisation of the exceptional operating profit items of £37m made in 2000 and £7m with respect to the utilisation of the exceptional operating profit items of £29m made in 1999.

24 Disposals

a Summary of disposals of businesses

	2000 £m	1999 £m
Goodwill	**100**	131
Tangible fixed assets	**83**	154
Working capital	**41**	45
Current and deferred taxation	**(1)**	(5)
Provisions	**-**	(9)
Cash and overdrafts	**(2)**	57
Loan capital	**(39)**	(49)
Finance leases	**-**	(1)
Net assets disposed	**182**	323
Cash proceeds	**120**	372
Deferred proceeds	**1**	1
Accrued costs	**(1)**	(1)
Total proceeds	**120**	372
(Loss)/gain on disposal	**(62)**	49
Prior year disposals	**(2)**	-
Provisions for disposals	**-**	(18)
Exceptional items (Note 5)	**(64)**	31

b Cash flow from disposals

	2000 £m	1999 £m
Cash proceeds	**120**	372
Bank overdrafts/(cash) disposed	**2**	(57)
Cash receipts for prior year disposals	**2**	3
Cash payments relating to disposal programme	**(5)**	-
Cash flows relating to ANC prior year disposals		
Payment to litigant	**(36)**	-
Receipt under indemnity	**24**	-
	(12)	-
Net cash inflow	**107**	318

25 Commitments

	2000 £m	1999 £m
Group		
Future capital expenditure at 31 December for which contracts have been placed	**33**	20

	2000 Land and buildings £m	2000 Other £m	1999 Land and buildings £m	1999 Other £m
Group				
Operating lease rentals payable in 2001 relate to commitments expiring				
Within one year	**3**	**2**	3	3
Between one and five years	**12**	**4**	8	4
After five years	**14**	**-**	8	-
	29	**6**	19	7





REXAM

THE QUALITY NAME AROUND QUALITY BRANDS

REXAM PLC
4 MILLBANK
LONDON
SW1P 3XR
UNITED KINGDOM
www.rexam.com

REXAM

THE NEW GLOBAL FORCE IN CONSUMER PACKAGING



ANNUAL REVIEW 2000

THE REXAM YEAR AT A GLANCE

	2000 £m	1999 £m	Change %
Sales	**2,784**	2,389	17
Operating profit	**278**	236	18
Profit before taxation	**202**	196	3
Free cash flow	**105**	110	(5)

	pence	pence	%
Basic earnings per ordinary share	**33.9**	32.2	5
Dividends per ordinary share	**15.1**	14.8	2

Before goodwill amortisation and exceptional items

The Annual Review and Summary Financial Statement does not contain sufficient information to allow for a full understanding of the results of the Group or the state of affairs of the Company and of the Group. The separate publication entitled Annual Accounts 2000, together with this publication, comprise the full Annual Report. If you have received a copy of the Annual Review 2000 and would like a copy of the full Annual Report, please contact Lloyds TSB Registrars who will send you, free of charge, the Annual Accounts 2000.

Shareholders who receive the Annual Review but wish to receive the full Annual Report in future years should write to: Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA. Telephone 0870 241 3931.

CONTENTS


ABSOLUT
MANDRIN
REXAM

FINANCIAL CALENDAR

March 8	Announcement of 2000 Final Results
June 6	Ex-dividend date for 2000 final dividend
June 12	Annual General Meeting
July 3	Proposed payment date for 2000 final dividend on Ordinary Shares
August 30	Announcement of 2001 Interim Results
November 5	Proposed payment date for 2001 interim dividend on Ordinary Shares
December 31	Financial year end

REXAM IS THE WORLD'S NO 5 CONSUMER PACKAGING COMPANY AND THE WORLD'S NO 1 BEVERAGE CAN MAKER


BEVERAGE CAN AMERICAS
BEVERAGE CAN EUROPE & ASIA
GLASS
BEAUTY & CLOSURES
FLEXIBLES
PLASTIC CONTAINERS
BEVERAGE
HEALTHCARE
BEAUTY
FOOD

Our vision is to be the leading consumer packaging group in each of our chosen market segments, large enough to provide excellent service to our customers and to be a major customer to our suppliers.

Leading means not necessarily in size, but in service, innovation, efficiency and quality for our customers. Leading also means creating a stimulating and rewarding environment for our employees. With this approach we shall produce sustained growth in value for our shareholders.

Rexam provides consumer packaging solutions for global and regional customers primarily in the beverage, beauty, healthcare and food segments. We work through six global manufacturing Sectors each based on a specialised technology so that we may exploit the potential synergies between the various operations.

Each of the Rexam Sectors has its own Sector Director who, together with his management team, is responsible for the running of the Sector.

TOP 10 CUSTOMERS ACCOUNT FOR 49.5% OF REXAM CONSUMER PACKAGING SALES

The majority of Rexam's sales are made to large international consumer products companies who are growing their businesses on a global and regional basis.

COCA-COLA
PHILIP MORRIS
PEPSI
INTERBREW
ANHEUSER BUSCH
CARLSBERG
AMERICAN BOTTLERS
BEVERAGE ASSOCIATES
UNILEVER
HEINEKEN


49.5%

GLOBAL TOP 10 IN CONSUMER PACKAGING

Based on 1998-99 revenues in £bn


0
2
4
CROWN CORK & SEAL
TETRA PAK
OWENS-ILLINOIS
TOYO SEIKAN
REXAM
ST GOBAIN
BALL/REYNOLDS
PACTIV
SCHMALBACH-LUBECA
ALCAN

Rexam is the world's No 5 consumer packaging company.

OUR CUSTOMERS ARE BECOMING INCREASINGLY GLOBAL, THAT'S WHY YOU WILL FIND US ALL OVER THE WORLD

Rexam's customers are becoming more global. They are also increasingly consolidating their supplier base, seeking to align themselves with global partners who understand the scale and nature of their business, and who can supply their needs on a local level.

Rexam has more than 100 manufacturing operations in some 30 countries in the major markets of the world.





BEVERAGE PACKAGING
- REXAM BEVERAGE CAN
- REXAM GLASS

PLASTIC PACKAGING
- REXAM BEAUTY & CLOSURES
- REXAM FLEXIBLES
- REXAM PLASTIC CONTAINERS



SECTOR HEADQUARTERS AND MANUFACTURING LOCATIONS

SOUTH EAST ASIA

China
- Beverage Can, joint venture, Zhaoqing
- Rexam Der Kwei Shenzhen
- Rexam Der Kwei Shanghai
- Rexam Der Kwei Tianjin

Hong Kong
- Rexam Beauty & Closures Regional HQ

Indonesia
- Rexam Der Kwei Jakarta
- Rexam Der Kwei Surabaya

Japan
- Beverage Can, joint venture, Ibaraki-Ken

Korea
- Beverage Can, joint venture, Taejun City

Singapore
- Rexam Medical Packaging Singapore

Taiwan
- Rexam Der Kwei Taiwan

THE AMERICAS

Brazil
- Rexam Beverage Can Estrema
- Rexam Beauty Packaging Jundiai
- Rexam Medical Packaging Londrina

Mexico
- Beverage Can, joint venture, Queretaro
- Beverage Can, joint venture, Coahuila
- Rexam Plasticos Dumex Quetaro
- Rexam Medical Packaging Guadalajara

Puerto Rico
- Rexam Medical Packaging Cidra

USA
- Rexam Inc HQ Charlotte
- Rexam Beverage Can Americas HQ Chicago
- Rexam Beverage Can Birmingham
- Rexam Beverage Can Bishopville
- Rexam Beverage Can Brunswick
- Rexam Beverage Can Chatsworth
- Rexam Beverage Can Chicago
- Beverage Can, joint venture, Denver
- Rexam Beverage Can Fairfield
- Rexam Beverage Can Forest Park
- Rexam Beverage Can Fremont
- Rexam Beverage Can Houston
- Rexam Beverage Can Kent
- Rexam Beverage Can Longview
- Rexam Beverage Can Oklahoma City
- Rexam Beverage Can Olive Branch
- Rexam Beverage Can Phoenix
- Rexam Beverage Can San Leandro
- Rexam Beverage Can St Paul
- Rexam Beverage Can Valparaiso
- Rexam Beverage Can Whitehouse
- Rexam Beverage Can Winston-Salem
- Rexam Cosmetic Packaging Torrington
- Rexam Sussex
- Rexam Closures & Containers Evansville
- Rexam Closures & Containers Princeton
- Rexam Closures & Containers Madisonville
- Rexam Flexibles HQ Mundelein
- Rexam Medical Packaging Mundelein
- Rexam Medical Packaging Madison
- Rexam Flexible Packaging Lakeville
- Rexam Medical Packaging Mount Holly
- Rexam Medical Packaging Ashland
- Rexam Thin Wall Plastics Union

EUROPE

Austria
- Rexam Beverage Can Enzesfeld

Belgium
- Rexam Thin Wall Plastics Antwerp

Czech Republic
- Rexam Thin Wall Plastics As
- Rexam Petainer As

Denmark
- Rexam Closures & Containers Langeskov
- Rexam Glass Holmegaard
- Rexam Holmia Kolding

France
- Rexam Beverage Can Dunkerque
- Rexam Beverage Can Mont
- Rexam Beauty & Closures HQ Paris
- Rexam Sofab Le Tréport
- Rexam Cosmetic Closures Simandre
- Rexam SMT Tournus
- Rexam Reboul Annecy
- Rexam Beauté Métallisation Simandre
- Rexam Hospital Packaging Coulommiers
- Rexam Thin Wall Plastics Troyes

Germany
- Rexam Beverage Can Berlin
- Rexam Beverage Can Recklinghausen
- Rexam Glass Bad Münder

Ireland
- Rexam Beverage Can Waterford
- Rexam Medical Packaging Sligo

Italy
- Rexam Beverage Can Nagara
- Rexam Beverage Can San Martino

Netherlands
- Rexam Glass Dongen
- Rexam Thin Wall Plastics Beuningen

Poland
- Rexam Glass Gostyn

Russia
- Rexam Beverage Can Naro-Fominsk

Spain
- Rexam Beverage Can La Selva
- Rexam Beverage Can Valdemorillo

Sweden
- Rexam Beverage Can Fosie
- Rexam Glass Limmared
- Rexam Thin Wall Plastics Lidköping
- Rexam Petainer Lidköping

Turkey
- Rexam Beverage Can Manisa

UK
- Rexam Beverage Can Europe & Asia HQ Luton
- Rexam Beverage Can Milton Keynes
- Rexam Beverage Can Wakefield
- Rexam Glass HQ Barnsley
- Rexam Glass Barnsley
- Rexam Closures & Containers Portsmouth
- Rexam High Performance Flexibles Ledbury
- Rexam High Performance Flexibles Thetford
- Rexam Medical Packaging Winterbourne
- Rexam Plastic Containers HQ Yate
- Rexam Thin Wall Plastics Yate
- Rexam Thin Wall Plastics Corby
- Rexam Thin Wall Plastics Hereford
- Rexam Thin Wall Plastics Deeside
- Rexam Combibloc Houghton-le-Spring

HOW WE
PERFORMED BY BUSINESS...



SALES FROM ONGOING OPERATIONS 2000
- BEVERAGE PACKAGING
- PLASTIC PACKAGING
- NON PACKAGING



OPERATING PROFIT* FROM ONGOING OPERATIONS 2000
- BEVERAGE PACKAGING
- PLASTIC PACKAGING
- NON PACKAGING

	Sales by business		Operating profit by business**	
	2000 £m	1999 £m	2000 £m	1999 £m
Beverage Packaging	**1,301**	638	**117**	60
Plastic Packaging	**726**	685	**40**	60
Consumer Packaging	**2,027**	1,323	**157**	120
Coated Films and Papers	**323**	282	**33**	21
Building and Engineering	**197**	179	**38**	32
Retirement benefits	–	–	**35**	21
Ongoing operations	**2,547**	1,784	**263**	194
Other operations and disposals	**177**	223	**14**	16
Continuing operations	**2,724**	2,007	**277**	210
Discontinued operations	**60**	382	**1**	26
	2,784	2,389	**278**	236

* Not including retirement benefits

** Before goodwill amortisation and exceptional items

...AND BY REGION



SALES FROM CONTINUING OPERATIONS 2000
- UK AND IRELAND
- CONTINENTAL EUROPE
- THE AMERICAS
- REST OF THE WORLD



OPERATING PROFIT* FROM CONTINUING OPERATIONS 2000
- UK AND IRELAND
- CONTINENTAL EUROPE
- THE AMERICAS
- REST OF THE WORLD

	Sales by region		Operating profit by region**	
	2000 £m	1999 £m	2000 £m	1999 £m
United Kingdom and Ireland	**461**	380	**26**	24
Continental Europe	**886**	768	**104**	76
The Americas	**1,240**	757	**97**	76
Rest of the world	**137**	102	**15**	13
Retirement benefits	–	–	**35**	21
Continuing operations	**2,724**	2,007	**277**	210
Discontinued operations	**60**	382	**1**	26
	2,784	2,389	**278**	236

* Not including retirement benefits

** Before goodwill amortisation and exceptional items





DURING 2000, WE PURSUED OUR STRATEGY TO FOCUS ON CONSUMER PACKAGING

AND BECAME A TRULY GLOBAL COMPANY

2000 was another year of significant change at Rexam as we continued to focus on consumer packaging. Last year I reported on the acquisition of PLM. This group of businesses has continued to prosper in Rexam with returns exceeding the cost of capital during this second year. In July, encouraged by the results of the PLM integration, we took a further step to consolidate our position with the acquisition of American National Can (ANC), a world leading beverage can maker.

Rexam is now the world No1 manufacturer of beverage cans producing well over 40 billion cans a year. ANC provided us with a strong foothold in the USA, the world's largest beverage can market, and enhanced our existing beverage can position in Europe. ANC has been incorporated with our own can making operations and renamed Rexam Beverage Cans.

At the time of the purchase we indicated synergies in the region of £30m in the first two or three years of ownership, predominantly in Europe. After five months we are well on target.

Change has also come with the continued disposal of our non packaging businesses. We completed the sale of the Printing Sector, the Bulk Packaging division and the pharmaceutical cartons business in Puerto Rico for total proceeds of £123m. Disposals to date within the Rexam Coated Films and Papers Sector, whose sale was announced on the acquisition of ANC, include the divestment of Chartham, US Metallising and the Release division. We also completed, in April 2001, the sale of the Rexam DSI division. The proceeds from these four sales amount to £215m which, together with £2m of other proceeds, brings the total from the disposal programme to £340m.

GROUP PERFORMANCE

Rexam's earnings performance in 2000 was generally good, although levels of performance varied among the businesses principally owing to the diverse impact of the increase in raw material and energy costs. Group sales growth, driven mainly by acquisitions, was strong. Sales improved 17% to £2,784m from £2,389m. Profit before tax rose by 3% to £202m from £196m and earnings per share was up 5% to 33.9p compared with 32.2p last year, both before goodwill amortisation and exceptional items. Group free cash flow was again strong with £105m generated.

Comparison is by no means easy due to our active disposal and acquisition programme. Also there have been other changes to our income. I am pleased to report that our UK pension fund showed a significant increase in its surplus, which contributed to improved profit. As accounting for pension funds and other retirement benefits now has a significant effect on our results, we are showing them separately


REXAM

for the first time in the analyses by business and by region. Further information is also available in the Annual Accounts 2000. A negative item was the loss of rental income from Bowater House, our former head office, where the long term lease expired in June. Nonetheless, on a comparable basis, the operating profit from the existing businesses before acquisitions and disposals showed a growth of 3%. Following the acquisition of ANC, our principal business operations are Beverage Packaging and Plastic Packaging and are reported as such. In fact, on a full year basis, Beverage Packaging now accounts for around three quarters of our packaging sales. The results of the Sectors that we are divesting are grouped under Non Packaging Businesses and comprise the remainder of the Coated Films and Papers Sector and the Building and Engineering Sector.

BEVERAGE PACKAGING

The Beverage Packaging business, which includes beverage cans and glass containers, reported sales of £1,301m against £638m in 1999 and operating profit up 95% to £117m from £60m. Our global beverage can operation, incorporating the August to December figures of the former ANC businesses, reported good figures buoyed by an excellent performance in Europe on the back of increased sales and continued cost improvements. Profits were improved by £7m as we harmonised Rexam Beverage Can's depreciation methods with ANC's. In Glass, we experienced a challenging year, with a sharp rise in energy prices and the continued strength of sterling reducing profits in the UK and compounding the effects of overcapacity in northern Europe.

PLASTIC PACKAGING

It was a testing year for Plastic Packaging, which includes products chiefly for the beauty, healthcare and food packaging markets. Sales were £726m, compared with last year's £685m, but profits fell to £40m from £60m. There were some exceptionally fine performances by individual businesses but these were offset by tough conditions in other areas. The performance of the UK businesses, faced with a combination of the increase in raw material prices and a strong sterling, was the principal cause for concern. A look at the return on sales (ROS) for the UK and the rest of the world tells the story. The ROS for Plastic Packaging without the inclusion of the UK would have been 8.3%. Including the UK this figure drops to 5.5%. The expected recovery in our UK businesses in the second half of the year took longer to realise. We acted resolutely, announcing the closure of two UK plants. Raw material prices now seem to have reached a plateau and we are being more successful in pushing through price rises to our customers.

NON PACKAGING BUSINESSES

Our other businesses, which are earmarked for disposal, reported very good figures for the year. Driving increases in volume, cost control and operational efficiencies, operating profit for the businesses rose 13% with MiTek, the building hardware and software supplier, continuing its sequence of record breaking years.

BORROWINGS AND REFINANCING

Following the acquisition of ANC, we are now operating with high borrowings and high gearing for the first time as the new Rexam. The ANC debt is higher than at the time of the bid as we have ended ANC's receivables securitisation and reclassified ANC's finance leases in accordance with UK GAAP. This gives shareholders better appreciation of the Group's borrowings. Currency movements have also increased borrowings.

The sale of the Coated Films and Papers and the Building and Engineering Sectors, as well as the three European beverage can plants as required by the European Commission to clear the ANC deal, will reduce the debt significantly. We continue to pursue the sale of these businesses and the target of £700m in total proceeds including the Coated Films and Papers businesses already sold and the beverage can plants that we must divest to meet EU competition requirements. Owing to market conditions this may take longer than anticipated. Patience will be needed to ensure that we realise full value from all of these disposals. Debt reduction remains one of management's principal objectives.

Further details of disposals, borrowings and refinancing may be found in the relevant section of the Operating and Financial Review in the Annual Accounts 2000.

DIVIDENDS

For the year 2000, the Board is proposing a final dividend payment of 8.7p. Until the borrowings are reduced, the Board considers it prudent to maintain the final dividend at an unchanged level. This will mean 15.1p for the year which is an increase of 2% on last year. Subject to shareholder approval at the 2001 Annual General Meeting, the dividend will be paid on 3 July 2001 to holders of ordinary shares registered on 8 June 2001.

BOARD MEMBERS

During the year, Rob Gluskin, executive director and head of Rexam Healthcare Packaging Sector, and Alain Gomez, a non executive director, both resigned from the Board. We are pleased to welcome in their place non executive director, Michael Buzzacott, Group Vice President of BP Amoco, and Francis Labbé, an executive director and Group Director for Plastic Packaging, who were appointed to the Board in May and September 2000 respectively.

LOOKING FORWARD

We welcomed a large number of new people into the Group during the year and much time and effort was spent in making them feel part of the Rexam family. The motivation and commitment of our people is fundamental to competitive advantage. I would like to thank everyone for the part they have played in building Rexam into the company it is today. During 2001 we will continue to integrate can making operations at all levels of business and focus on generating further synergies. We will also focus on the disposal of the non packaging businesses and cash generation to further pay down our debt.

The market conditions remain largely unchanged from the second half of last year and 2001 has started as anticipated. We look to consolidate our position as the new global force in consumer packaging and I have great confidence in the Group's future.



Jeremy Lancaster
Chairman

20 April 2001


2,379
2,045
1,923
2,389
2,784
96
97
98
99
00

SALES (£m)


188
198
195
236
278
96
97
98
99
00

OPERATING PROFIT BEFORE GOODWILL AMORTISATION AND EXCEPTIONAL ITEMS (£m)


22.4
24.6
25.1
32.2
33.9
96
97
98
99
00

BASIC EARNINGS PER ORDINARY SHARE BEFORE GOODWILL AMORTISATION AND EXCEPTIONAL ITEMS (p)

TO GET TO THE TOP WE NEED TO FOCUS ON CONTINUALLY RAISING OUR GAME

In spite of a challenging year for the packaging industry, consumer packaging remains upbeat. It is a huge, global market worth around £230bn and it boasts a list of blue chip customers. It has solid suppliers and, above all, it is a market that is relatively insensitive to economic cycles. We tend to consume the same amount of food and beverages in good times as in bad. We may choose another product, but it still has to be packaged. And as Rexam has experienced, consumer packaging tends to provide steady returns provided you have a good market position.



There is every indication that packaging will remain vibrant. The population is getting older, households are getting smaller. There is greater concern for health and appearance. Life styles are ever more hectic and Internet use continues to explode. People are adapting their living, eating and drinking habits as a consequence. All this points to a continued growth in packaging.

Industry consolidation continued apace during 2000 with the strong becoming stronger. The trend amongst the multi national groups towards pan European and global purchasing, allied to local supply, gathered momentum. Supplier rationalisation continued and we benefited from this process. All these trends favour large global groups such as Rexam that have leading positions in their chosen market segments. But as this situation develops how are we going to stay ahead of the game?

BY COMPETING FROM STRENGTH AND ENSURING THAT, AT EVERY LEVEL OF BUSINESS, OUR ORGANISATIONS MATCH THE NEEDS CREATED BY OUR CUSTOMERS.

The acquisition of American National Can (ANC) in July 2000 exemplifies our ambition to attain leadership positions in our chosen segments. The acquisition made Rexam the world No 5 in consumer packaging and the world No 1 beverage can maker. Importantly it gave us a robust position in the USA, the world's largest beverage market and footholds in developing markets such as South America and Asia. ANC is a good and logical fit. We now have a healthy balance between beer and soft drinks customers, and aluminium and steel cans. Our combined plants in Europe provide unmatched coverage, even after the undertaking to divest three of them to meet the competition concerns of the European Commission. The sale of Gelsenkirchen (Germany), La Ciotat (France) and Runcorn (UK) is progressing according to plan and is expected to be completed within the time scale specified by the Commission.

The acquisition of ANC was also driven by the strong potential for synergy. In rapidly establishing the organisations for the two Beverage Can Sectors, we closed the ANC corporate office in Chicago and merged the former Rexam Beverage Packaging Sector headquarters in Malmö, Sweden with the former ANC European head office in Luton, UK, into a single organisation based in Luton. In line with our single brand strategy, we also carried out a swift, co-ordinated name change within four months of the acquisition.

At year end we started to restructure our can end making operation with the closure of the Pianella plant in Italy and the transfer of machinery to other facilities. Further synergies within purchasing, production, marketing, logistics, sales and administration



and research and development mean that we are well set to meet our target.

Our task now is to continue to integrate the two beverage packaging operations we have acquired over the last two years (PLM and ANC) and build on the momentum they have brought to the Group. Beverage can making is highly cash generative. We shall continue to invest in these operations to keep us at the forefront of this business. But the cash from our can making is the platform on which we will build the leadership positions we need, and customers want us to have, in our other chosen consumer packaging areas.

Rexam is a broad based, multimaterial packaging supplier that can satisfy a wide range of its customers' packaging needs. Outside beverages, we shall concentrate on niche areas that offer above average growth and good returns. We enjoy the No 1 global position in flexible medical packaging with more than 30% of the market, and we are a leading US player in the high growth speciality plastic closures market with some 14% of the US market. We are the world No 1 in lipsticks and spray samplers, No 2 in compacts and overall No 4 in plastic beauty packaging worldwide. We need to develop our food packaging portfolio but our preferred supplier status in a number of European speciality food markets, which require proprietary technology, provides the basis for further growth.

BY CONTINUING TO FOCUS ON QUALITY AND COST

As a producer of consumer packaging, our operations must continually focus on two key areas – quality and low cost manufacturing. This is nothing new. However, the tools that we have at our disposal to ensure that we live up to the standards of >>



REXAM IN BEVERAGES

Beverage packaging accounts for about 75% of Rexam's total consumer packaging sales. Rexam is a major provider of beverage packaging to the European and American beverage markets, supplying companies such as Coca-Cola, Red Bull, Carlsberg, Heineken, Anheuser-Busch, Coors, Pepsi, Holsten, Interbrew, San Miguel, United Distillers, Bass, The Absolut Company and other international and regional brands.

Rexam is the No 1 beverage can manufacturer in Europe with 13 can plants and an approximate 40% share of the market (after the divestment of the three undertaken plants). In 2000 the overall beverage can market in Europe grew approximately 4% driven by strong demand in Spain and Germany and the general increase in energy drinks. The main markets for beverage cans are carbonated soft drinks and beer, which respectively account for around 53% and 47% of the market.

In Asia, Rexam has joint ventures in Japan, China and Korea. The market is growing on average at around 5%. In the US, Rexam is the No 2 beverage can maker with a 26% market share. It has 23 plants including a joint venture with Coors in the US, another in Mexico and a wholly owned plant in Brazil. Beverage cans account for around 48% of the 47.1bn litres of soft drinks fillings while the equivalent figures for beer are 19.7bn and 59%. In 2000 the overall market for beverage cans remained fairly flat. In South America the beverage can market grew by 6–8%.

In glass, Rexam has an approximate 8% share of the European market which, with more than 15 players, is far less structured than the beverage can market. In its regional markets Rexam has a much stronger position. Overcapacity, the rise in energy costs and the introduction of new materials such as PET for water all constituted a challenge during 2000. A continued focus on cost reduction and a switch to more value added containers supported by the latest manufacturing and decorating technology keep Rexam at the forefront of this business.





>> our customers are continually evolving and we must make sure that Rexam is at the forefront of this evolution.

The 1998 introduction of Six Sigma, the customer driven process focused approach that provides an overall framework for quality management, yielded further tangible benefits. Its real power lies in its measurability – you can measure where you are today, what progress you have made and how much money you have saved by putting things right. Participants need to be trained to a level appropriate to their involvement. A Black Belt is highly involved, running projects whereas a Green Belt learns a selection of the tools, enough to be a valuable member of the Black Belt's team. By the end of 2000 Rexam had more than 100 Black Belts and 180 Green Belts trained or in training. During 2000 Six Sigma projects yielded savings of £12m helping to achieve the Group target of £21m of savings by year end 2000.

Naturally Six Sigma is not the only initiative in this area. Better supply chain management, increased automation and more efficient processes have all contributed to reducing Group costs. Efficiency savings as a whole for the Group totalled £45m in the year 2000 on a pro forma basis.

BY GEARING THE ORGANISATION TO THE ACCELERATING PACE OF CHANGE

To strengthen the organisation and our commitment to consumer packaging, we appointed two new Group Directors, one for Beverage Cans and one for Plastic Packaging. We also appointed directors of IT, Marketing Intelligence, Risk Management, Environmental Affairs and Supply Chain Management to foster and co-ordinate Group wide initiatives. The whole area of cost and quality is of such strategic importance to the Group that Rexam introduced a director of Lean Enterprise to establish general directives, to harmonise the various Sector programmes and to ensure the cross Sector proliferation of ideas and initiatives. All but two of the appointments were recruited from within the Group. >>





REXAM IN BEAUTY

Plastic Packaging for beauty products accounts for 12% of Rexam's consumer packaging sales. The range includes primarily pumps and valves, lipstick cases, compacts, deodorants, cosmetic closures, spray caps and shampoo bottles.

Rexam has a 6% share of the global market which in the year 2000 turned over some £4bn. The market remains very fragmented. The leader is estimated to have about an 11% share. Rexam is one of the top 4 in the beauty care market worldwide. It is No 1 worldwide in lipstick cases and miniature spray samplers, No 2 worldwide in compacts, No 4 worldwide in dispensing systems for perfume, cosmetics and pharmaceuticals and a leader in Asia for the whole range of make up and personal care products. Customers include Avon, Chanel, Estée Lauder, L'Oréal, LVMH and Mary Kay.

Rexam has 20 plants worldwide and is well positioned to serve a global and consolidating beauty care market which is expected to continue to grow at 5% per year.

Rexam's growth has been sustained by gains in market share, acquisitions and successful greenfield start ups such as the one in Brazil in 1999 in partnership with a leading customer. The expansion of the Le Tréport facility in France, due for completion in mid 2001, will increase production capacity of pumps and valves by a third to meet the fast growing demand.

>> We also altered the structure of our business in mid year to achieve greater efficiency in our various manufacturing operations and exploit the potential synergies between them. For instance, the coming together of the respective injection moulding technologies within the Beauty & Closures businesses will improve operational efficiency and asset utilisation as well as provide a rich environment for product innovation – a key to success in these fast changing markets. The inventiveness of the Closures business, with in excess of 100 patents, now has access to a broader geographic market within the beauty care environment, while the Dispensing systems business can find reciprocal growth within pharmaceutical markets.

BY DEVELOPING A DIFFERENTIATED POSITION THAT OUR COMPETITORS ARE UNABLE TO MATCH

As consumer packaging manufacturing becomes more technically challenging, Rexam will continue to focus on establishing and developing a position that our competitors are unable to equal. Innovation, leadership technology, quality, low cost manufacture and high levels of customer service are all threshold values to get on to the customers' supplier list. Our global presence with more than 100 manufacturing and sales facilities in all the main and emerging markets sets us apart. Our worldwide presence was a key feature in winning a number of accounts for global players in the beauty market, for example. The focus during 2000 on integrating Rexam Der Kwei in South East Asia, Rexam Sussex in the US and Rexam Beauty Packaging in Brazil into the Beauty & Closures European operation is paying dividends. Our ability to offer a range of packaging materials – metal, plastic and glass – is another unique feature, especially within the beverage business where we supply a number of our global customers in these various materials. >>



REXAM IN HEALTHCARE

Rexam is the world's leading supplier of flexible sterilisable medical packaging with a more than 30% global market share. It also offers a complete line of pharmaceutical blister films, barrier films for tubes, and hospital sterilisation and waste management supplies. Rexam has more than ten medical packaging facilities in the US and Europe. The INTEGRA® line of flexible packaging and new CorePeel™ technology are industry bywords for sterilisable packaging.

Healthcare costs remain under scrutiny, but an ageing population, the expansion of healthcare coverage in developing countries, customer consolidation and globalisation are all positive trends for the medical packaging market and for a global company like Rexam.

Rexam has a leading position in the USA in closures and containers for regulated markets that require child resistant or tamper evident products. It also supplies both glass and plastic containers as well as dispensing systems to the pharmaceutical and medical industries.

The closures market is a growing market as users replace metal closures with plastic and with child resistant or tamper indicating packaging. The market is driven by innovation and improved designs.

Healthcare customers include Abbott, Allegiance, American Health Products, Baxter, Johnson & Johnson, Smith & Nephew and Terumo.


REGISTE
EMERGENCY
MEDICAL



>> **BY THINKING BEYOND "THE BOX"**

Our strong and mutually beneficial relationships with customers are founded on the efficiency of our production facilities, the strength and competencies of our people and their ability to think beyond the box that is often the end product. We see increasingly that we are not simply competing vertically with other packaging companies but rather on how we can contribute to a more efficient supply chain so that both we and our customers benefit. In addition to supplying the right "box", at the right quality, time and cost, can we graft on new thinking to what may be considered a traditional manufacturing activity? Is there a way to better leverage the fleets of lorries that we use to transport goods to our customers? Can we help promote better planning, and save costs, by sharing responsibility for a customer's inventory? Can we improve information interchange to eliminate waste? Or can we enhance our service and reduce costs by pooling common requirements such as energy procurement? These are just some examples of what we are doing and can be doing to build the relationship.

Our aim is to be the eBusiness leader in packaging and use eBusiness methods to secure competitive advantage in terms of customer service and in terms of cost. At the end of 2000, we finalised the groundwork to define our eBusiness strategy and the commercial systems infrastructure required to implement and integrate eBusiness initiatives.

Part of differentiating our Group is building a strong global Rexam brand. The work started in 1999 has continued in 2000. The integration and name change of the former PLM group at the start of 2000 and the rapid name change process that took place after the ANC acquisition sent a strong and clear signal to both the organisation and the marketplace. During the year, we integrated our Sector websites under one rexam.com portal and launched a special web site for the integration of ANC, wecanmakeit.com. The constant flow of information to the ANC and Rexam organisations throughout the ANC name change via the website and various publications was crucial to the integration process. >>


PRINCES

REXAM IN FOOD

Rexam is a leading European supplier of thin wall plastic containers to leading international and regional brands. Rexam has nine plants in Europe and one in the USA.

In a highly fragmented European thin wall market Rexam has a 6% share. The products include tubs and lids, retortable bowls, trays and barrier trays. The main markets are processed food such as yellow fats, ice cream, ready meals, etc and fresh foods such as meat and poultry and fruit and vegetables. Rexam also supplies a range of high performance flexibles, such as metallised films, laminated films, bags and breathable films, for a variety of fresh and processed foods that includes bread and prepared salads, confectionery, snacks and nuts.

In addition, Rexam is a leading supplier of standard and added value glass containers to European and regional brands. Food trends are driven by national and regional tastes. Industry consolidation continues and the big branded food companies continue to rationalise their supplier bases. Customer consolidation can be an advantage for Rexam with our regional structure and proprietary technologies. In developed markets, convenience foods and eating out are driving the demand for food service packaging and for higher added value packaging. Functional food and fresh foods are also growing. In emerging markets, brands are investing for growth and there is a need for quality packaging. Customers include Unilever, Unigate, Morningstar Foods, Lactalis, Arla Foods and International Home Foods.

>> Part of differentiating Rexam is ensuring that we have the quality of people and the market know-how to serve our customers. The better we understand the more we can do for them. The Rexam Horizon Program provides not only the people who work in the organisation with clear career paths but also those wishing to join the Group with opportunities to advance in a dynamic company. In 2000, we saw the first graduates from the advanced management program. In the two years since we started this management and graduate development programme almost 400 students have enrolled on the courses. They not only prepare the candidates for the changing role within their business but foster openness and cross Sector collaboration that are essential to unlock the energy and potential in our Group.

We are having to reinvent ourselves and the way we do business. The challenges of keener competition, internationalisation, even the "new" economy, all mean that we must evolve fast. Technological and social change is presenting consumer packaging with new opportunities. We must be geared to seize them and gain first mover advantage. We have to be prepared to try out ideas to make sure that we ourselves are prepared for the future.

Concentrating on what we are good at, growing to meet our customers demands, dominating our chosen market segments, fresh approaches – this is what we need to raise our game and reach the very top. The future of consumer packaging promises well – Rexam is going to be an important part of that future.

Rolf Börjesson
Chief Executive

20 April 2001





REXAM AND ITS NON PACKAGING BUSINESSES

Rexam's non packaging businesses comprise the Coated Films and Papers Sector and the Building and Engineering Sector. In conjunction with the acquisition of ANC, it was announced that these two Sectors would be divested.

Coated Films and Papers had three principal divisions, Image Products, Release, and DSI, which supplied a variety of laminated and siliconised films and papers to the electronics, graphics and decorative industries. At the end of 2000 an agreement was reached to divest the Rexam Release division, and the sale of Rexam DSI was completed in April 2001. The Sector recovered well from a difficult 1999 and each of the three divisions showed sales growth. Improved profits came from increased volume in the first half of the year and cost control and operational efficiency in the second.

Building and Engineering comprises MiTek, the world's leading provider of connector products and engineering software and services to the building industry, and TBS, the world leader in lead acid battery assembly equipment. These businesses performed well in 2000. MiTek had good sales in Europe and Africa offsetting slight declines in the US and Australia, while TBS benefited from the resurgence of the Asian market and better demand in Europe and the US.

PEOPLE AND ENVIRONMENT ARE INTEGRAL TO OUR BUSINESS

As in any organisation intent on world class status, Rexam's success is dependent on our ability to attract, retain and develop the people to work in and run the businesses. This involves creating a working environment that systematically develops and constantly challenges individuals, as well as ensuring that Rexam is perceived as a vibrant, forward thinking and innovative company.

To provide a unified approach to career progression and attract the most talented people, we set up our own business school, known as The Rexam Horizon Program in 1998. The different levels of courses give people the opportunity to equip themselves with the tools to win and the challenges to push themselves. The Horizon Program, is deployed globally in association with Cranfield University, EAP Business School and Ashridge Management College in the UK and the University of Minnesota in the US. By the end of 2000 some 250 managers and graduates had passed through the school, and there are a further 140 enrolled in the different courses for the coming year.

As a complement, the Rexam Management Review process enables us to assess the performance and career development of our people – both face to face and in writing. Personal reviews by the Chief Executive in conjunction with each Sector Director ensure that the right people are moved to the right place at the right time.

BUILDING A STRONG REXAM BRAND

Rexam's programme of acquisitions over the last five years has brought us a wealth of experience and skills. There are more than 22,000 employees worldwide. The diversity and creative potential within Rexam are a powerful asset and are key to future success. It is essential that people inside and outside Rexam appreciate the direction in which we are heading and that they understand our focus.



In 1999 we announced our intention to build a powerful and recognisable brand representing all aspects of the Rexam business. In 2000, the work to build the Rexam brand focused on enhancing the visibility and consistency of the Rexam name throughout the Group, and developing and improving our use of brand identity management tools. We carried through a wide ranging corporate identity and integration programme across all our businesses, including the renaming of the former PLM and ANC organisations, to bring all entities into line with the Rexam identity. This was supported by a dedicated team of internal communicators, printed material and a specially dedicated website.

Now that the graphic "backbone" is in place, the work can start to develop and communicate Rexam's values and principles, and to create a culture that unites all employees in a common purpose. At the heart of this new culture lies Rexam's aim to lead in its chosen segments by means of quality, innovation,

GLOBAL RISK SURVEY PROGRAMME AVERAGE 2000


%
100
80
60
40
20
General Risk Identification and Control System
Environmental
Health and Safety
Fire Safety
Total Audit Score

Rexam has introduced programmes to improve performance in all key physical risk areas. The goal is 100%. If the score is 0–50%, immediate action is required.51–79% is good practice, but work needs to be done while 80–100% is equivalent to best practice.

REXAM RISK AUDITING SYSTEM (RAS)
Incidents per 100 employees


10
8
6
4
2
Accidents
Fire
Environmental
Property damage

Rexam will focus on further reducing the number of incidents through the risk management programme.

and efficiency as well as the ability to deliver added value. Openness, honesty, respect and trust are the foundations of this nascent culture. It will only be through leadership by example that we will really ensure its success. Ongoing communication will ensure that these values and principles are widely understood by everyone and become quickly embedded in the developing culture.

HEALTH, SAFETY AND ENVIRONMENT

At Rexam our goal is to ensure that we have a safe working environment to the benefit of our employees, customers, shareholders and the communities around us, in every country in which we operate. Good health, safety and environmental (HSE) management not only protects our stakeholders and the environment, it also makes a positive contribution to the success of our business. We are committed to continuous improvement in our HSE performance as we continually strive to balance the need to reduce and control the HSE impact with our economic growth.

Site ownership of health and safety, fire safety and environmental responsibilities continues to be the cornerstone of our HSE management. Rexam has for many years made a sustained effort to develop a continuous process of evolution in our HSE management techniques.

In 1999 we further enhanced our existing regional programmes by introducing a Global Risk Survey Programme covering the management of health, safety, environmental, fire safety and emergency preparedness. The results of these surveys will now form the baseline from which we will measure the effectiveness of our local management systems and our improvement programmes.

Our employees drive the change for sustainable development. We support our people by assisting them to develop a sound understanding of the implications of their actions and then guide them to take appropriate reduction and control measures.

The tool we use to support them is the Rexam Risk Auditing System (RAS). RAS ensures that our businesses have comprehensive policies, systems and procedures that identify and control our health, safety, fire and environmental risks. RAS helps our people to develop a better understanding of the scientific aspects of health, safety, environmental and fire safety issues, which leads to better and more informed decision making.

Rexam businesses are expected to report annually on the Group's key performance indicators and to set clear targets for improvement and time-scales within which the targets should be met. Rexam's goal remains to achieve continual improvement year after year in all areas that are a risk to Rexam, the environment and its employees.

PACKAGING AND THE ENVIRONMENT

Rexam's focus on and involvement in consumer packaging is mirrored by a commitment to take a proactive stance on environmentally related issues. In optimising the use of resources we look to balance consumers' expectations regarding the functionality of a piece of packaging with its environmental impact.

Our environmental management involves an holistic approach, from supply of raw material to disposal and recycling of products after they have been used. We encourage a high level of knowledge to actively support the promotion of environmental consideration in packaging design, development and manufacturing. The use of resources, raw materials and energy in a packaging system is ultimately about finding the right balance between the resources needed in packaging and the potential savings to be made in the distribution system as well as the avoidance of product loss and damage.

We also actively participate in the setting up and support of used packaging recovery and recycling systems in those regions where we operate.


IT'S NOT EXPENSIVE, IT'S
THINK QUALITY!
DON'T CUT CORNERS !
JOB WELL DONE A JOB WORTH DOING
REXAM

REXAM EMPLOYEES AROUND THE WORLD (%)



- North America
- UK and Ireland
- Scandinavia
- Rest of the world
- Continental Europe
- South East Asia
- Central and South America

DIRECTORS A



Jeremy Lancaster | John Warren | Rolf Börjesson | Lars Emilson | David Tucker

CHAIRMAN

Jeremy Lancaster (65)
Appointed to the Board on 10 January 1996 and as non executive Chairman on 16 May 1996. He was Chairman and Chief Executive of Wolseley plc for twenty years and non executive Chairman of Hepworth PLC for four years.

DEPUTY CHAIRMAN

John Warren (47)
Appointed to the Board on 18 March 1994 and as non executive Deputy Chairman on 1 January 1999. He is Group Finance Director of WHSmith PLC and was formerly Group Finance Director of United Biscuits (Holdings) plc.

EXECUTIVE DIRECTORS

Rolf Börjesson (58)*
Appointed to the Board on 10 January 1996 and as Chief Executive and Managing Director on 1 July 1996. Prior to joining Rexam, he was Chief Executive of PLM AB. He is currently a non executive director of Invensys plc and Midway Holding AB.

Yves Dominioni (54)*
Joined Rexam in 1995 as Président Directeur Général of Sofab SA, the French fragrance pumps business. Appointed to the Board on 22 May 1997 and is currently responsible for the Beauty & Closures Sector. He started his career in the packaging industry with the CarnaudMetalbox Group where he became director of the Food division and the worldwide Aerosol division.

Lars Emilson (59)*
Appointed to the Board on 21 October 1999 and is Group director – Beverage Cans. He is currently acting Sector Director for Beverage Can Americas. He joined PLM AB in 1970 and held various positions throughout that organisation.

Michael Hartnall (58)*
Appointed to the Board as Finance Director on 31 July 1987. Prior to joining Rexam, he was Managing Director of Mayhew Foods plc. He is currently a non executive director of Elementis plc.

Francis Labbé (48)*
Appointed to the Board on 29 September 2000 as Group director – Plastic Packaging and is currently acting Sector Director for Plastic Containers. Prior to joining Rexam he was Executive Vice President for the Food, Aerosols and Speciality Packaging businesses of CarnaudMetalbox.

NON EXECUTIVE DIRECTORS

The Board considers that the Chairman, the Deputy Chairman and the other non executive directors are independent.

Michael Buzzacott (53)
Appointed to the Board on 17 May 2000. He is Group Vice President of BP Amoco p.l.c.


ND OFFICERS

Michael Hartnall | Yves Dominioni | Michael Buzzacott | Francis Labbé | David Gibson

David Tucker (61)
Appointed to the Board on 22 May 1997. Other appointments include Chairman of Britannic Smaller Companies Trust Plc and Edinburgh UK Tracker Trust plc. He is also a non executive director of Wolseley plc and a trustee of the Mineworkers' Pension Scheme.

COMPANY SECRETARY
David Gibson (38)*

RETIREMENTS
Alain Gomez retired as a non executive director at the Annual General Meeting on 17 May 2000 and Rob Gluskin retired as an executive director on 1 August 2000.

SECTORS
David Anderson*
Assumed responsibility for the Glass Sector in July 2000.

Michael Herdman*
Assumed responsibility for the Beverage Can Europe & Asia Sector in July 2000.

Anthony MacLaurin*
Assumed responsibility for the Flexibles Sector in February 2001.

Maarten Van Buren
Responsible for the Coated Films and Papers Sector.

Gene Toombs
Responsible for the Building and Engineering Sector.

CORPORATE
Chris Bowmer
Treasury

Stuart Bull
Group Financial Control

Per Erlandsson*
Corporate Communications

David Gibson
Legal

Graham Gillespie
Group IT

Rudolph Kalveks*
Corporate Development

Anders Linde
External Environmental Affairs

Peter Moxom*
Human Resources

Hans Rijnten*
Lean Enterprise

Adeena Thomas
Risk Management

*a member of the Group Management Committee







The Board pays regular visits to the various Rexam plants. The pictures here are mainly from a visit to the beverage can making facility in Milton Keynes in the UK in conjunction with a Board meeting held in December 2000.


BORJESSON
BUZZACOT
DOMINIONI
EMILSON








372595


REXAM

SUMMARY FINANCIAL STATEMENT

AUDITORS' STATEMENT TO THE SHAREHOLDERS OF REXAM PLC

We have examined the Summary Financial Statement set out on pages 30 to 33.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The directors are responsible for preparing the Annual Review. Our responsibility is to report to you our opinion on the consistency of the Summary Financial Statement within the Annual Review with the full Annual Accounts and Directors' Report, and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the Annual Review and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Summary Financial Statement.

BASIS OF OPINION

We conducted our examination in accordance with Bulletin 1999/6 'The auditors' statement on the summary financial statement' issued by the Auditing Practices Board.

OPINION

In our opinion the Summary Financial Statement is consistent with the full Annual Accounts and Directors' Report of Rexam PLC for the year ended 31 December 2000 and complies with the applicable requirements of section 251 of the Companies Act 1985, and regulations made thereunder.

Ernst & Young
Registered Auditor
London

20 April 2001

SUMMARY REPORT OF THE DIRECTORS

The directors present the Summary Financial Statement for the year ended 31 December 2000. The full Report of the Directors can be found on pages 50 to 52 in the Annual Accounts.

PRINCIPAL ACTIVITIES, BUSINESS REVIEW AND DEVELOPMENT

This information is contained in the preceding pages of the Annual Review.

2000 RESULTS

The consolidated profit before tax for the year ended 31 December 2000 was £60m. After charging tax and providing for minority interests and non equity dividends, the net profit attributable to ordinary shareholders was £5m. Equity dividends paid and proposed for the year amounted to £59m, leaving an amount of £54m which was deducted from reserves.

DIVIDENDS

The directors are proposing a final dividend of 8.7p per ordinary share which, subject to shareholder approval, will be paid on 3 July 2001 to shareholders on the register at 8 June 2001. When taken with the interim dividend of 6.4p per ordinary share paid to eligible shareholders on 6 November 2000, this makes a total dividend of 15.1p per ordinary share for the year ended 31 December 2000 (1999: 14.8p per share).

Cash dividends paid on the Company's ordinary shares can be reinvested in Rexam PLC ordinary shares through the Dividend Reinvestment Plan, details of which can be found in Shareholder Information on page 36.

On 30 September 2000, a dividend of 4.794p per share was paid to B shareholders.

Dividends on the 7.75p convertible cumulative preference shares are payable on 31 March and 30 September each year.

PRINCIPAL ACQUISITIONS AND DISPOSALS

The following is a summary of the significant transactions completed during the year.

Acquisition

It was announced on 3 April 2000 that conditional agreement had been reached to acquire the US beverage can manufacturer, American National Can Group, Inc (ANC), through a cash tender offer. Following regulatory approval from the EU Commission and acceptance by a majority of ANC shareholders, the cash tender offer was completed on 28 July 2000 for a consideration of £1.5bn.

Disposals

On 20 March 2000, the Group announced the sale of its Bulk Packaging division to Bulk Packaging Group BV, for a net cash consideration of £20m, as amended by reference to net asset and other adjustments. The sale of the Bulk Packaging division, together with the sale of the Corrugated Packaging division in 1999, completed the sale of the Industrial Packaging Sector.

On 4 April 2000 it was announced that agreement had been reached to sell the Group's Printing Sector to John Mansfield Group PLC for a net cash consideration of £80m, as amended by reference to net asset and other adjustments. The sale was completed on 28 April 2000.

The sale of the Group's pharmaceutical folding carton operations in Puerto Rico to PCI Services Inc was completed on 19 July 2000 for a net cash consideration of £23m, as amended by reference to net asset and other adjustments.

The Group's US metallising operations within the Coated Films and Papers Sector were sold to Vacumet Corp on 28 July 2000 for a net cash consideration of £28m, as amended by reference to net asset and other adjustments.

Agreement to sell the Release division of the Coated Films and Papers Sector to the Lohja Group for £85m, subject to net asset and other adjustments, was announced on 21 December 2000. The sale was completed on 28 February 2001 following regulatory clearance.

A conditional agreement was signed on 6 March 2001 to sell the Decorative Specialties International division of the Coated Films and Papers Sector to FiberMark Inc for a consideration of £92m, subject to net asset and other adjustments. The sale was completed on 18 April 2001 following regulatory clearance and the completion of the debt finance offering.

DIRECTORS

The Board of directors at the date of this Report is set out on pages 26 and 27.

An extract of the Remuneration Report containing a summary of the directors' remuneration and benefits is given on page 31.

CORPORATE GOVERNANCE

As detailed in the Corporate Governance Report on pages 53 to 55 and in the Remuneration Report on pages 56 to 62 of the Annual Accounts, the Company has complied throughout the year with the provisions of the Combined Code which forms part of the Listing Rules of the UK Listing Authority.

ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held at 11.00am on Tuesday 12 June 2001 at Church House, Dean's Yard, London SW1, details of which can be found in the AGM circular.

AUDITORS

The Report of the Auditors on the Annual Accounts of the Group for the year ended 31 December 2000 was unqualified and did not contain a statement under either sections 237(2) or 237(3) of the Companies Act 1985.

Ernst & Young has expressed their willingness to continue in office and a resolution to this effect will be proposed at the Annual General Meeting 2001. Ernst & Young has stated that, subject to the approval of its partners, it is intending to transfer its business to a limited liability partnership, Ernst & Young LLP, during the year. If this happens, it is the current intention of the directors to use their statutory powers to treat the appointment of Ernst & Young as extending to Ernst & Young LLP.

On behalf of the Board
David Gibson
Company Secretary

20 April 2001

SUMMARY DIRECTORS' REMUNERATION AND BENEFITS

The remuneration of the Chairman and executive directors, their terms of employment and any incentive schemes involving the shares of the Company are decided upon by the Remuneration Committee. Non executive directors' fees are recommended by the Chairman and the Chief Executive and approved by the Board.

The membership of the Remuneration Committee and its policies, together with other detailed information on directors' emoluments, pensions, share options and shareholdings, part of which is reproduced below, are set out in the full Remuneration Report on pages 56 to 62 of the Annual Accounts and signed by the Chairman on behalf of the Board.

DIRECTORS' EMOLUMENTS

	2000 Fees/salary £000	2000 Performance related pay £000	2000 Benefits £000	2000 Total £000	1999 Fees/salary £000	1999 Performance related pay £000	1999 Benefits £000	1999 Total £000
Rolf Börjesson	535	146	14	695	520	157	15	692
Michael Buzzacott (from 17.05.2000)	19	–	–	19	–	–	–	–
Yves Dominioni	276	43	6	325	202	59	2	263
Lars Emilson (from 21.10.1999)	203	84	7	294	39	14	1	54
Rob Gluskin (until 01.08.2000)	161	123	19	303	253	212	46	511
Alain Gomez (until 17.05.2000)	11	–	–	11	30	–	–	30
Bob Hamilton (until 15.9.1999)	–	–	–	–	208	93	17	318
Michael Hartnall	330	–	8	338	317	–	8	325
Francis Labbé (from 29.09.2000)	84	21	–	105	–	–	–	–
Jeremy Lancaster	140	–	–	140	140	–	–	140
Ron Shakesheff (until 14.10.1999)	–	–	–	–	188	165	10	363
David Tucker	30	–	–	30	30	–	–	30
John Warren	30	–	–	30	30	–	–	30
	1,819	417	54	2,290	1,957	700	99	2,756

Rolf Börjesson, Lars Emilson and Francis Labbé are all entitled to receive a housing allowance to assist them in moving to London from overseas. These allowances are excluded for the purpose of calculating pension or incentive entitlements. During 2000, Yves Dominioni was on expatriate status in Hong Kong and received additional living allowances of £68,416 in order to help him meet living expenses in that territory. The housing and living allowances are included in the salaries disclosed above.

Total pension contributions of £162,000 (1999: £127,000) and salary supplements for personal pensions and life assurance benefits of £302,000 (1999: £321,000), which were made on behalf of the executive directors during the year, are not included in the above table.

David Tucker was appointed as Chairman of the Investment Committee to the Rexam Pension Plan on 1 July 2000 and, during 2000, received fees of £6,000 from the Rexam Pension Plan in addition to his fees as a non executive director.

Rob Gluskin retired as a director of the Company on 1 August 2000 but remains an employee of the Group until 31 October 2001. In addition to the amounts disclosed above he will receive approximately £475,000, in cash and benefits, pursuant to a separation and settlement agreement signed in respect of his retirement from office. These amounts are to be paid over the period from 1 August 2000 to 31 October 2001. The performance related pay figure in 2000 for Rob Gluskin includes £123,133 in respect of the US rolling three year cash bonus plan.

SUMMARY CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 DECEMBER

	2000 £m	1999 Restated £m
Turnover		
Continuing operations	**2,085**	2,007
Acquisitions	**639**	–
	2,724	2,007
Discontinued operations	**60**	382
	2,784	2,389
Turnover of associated undertakings	**(54)**	(18)
	2,730	2,371
Continuing operations	**228**	210
Acquisitions	**49**	–
	277	210
Discontinued operations	**1**	26
Operating profit before goodwill amortisation and exceptional items	**278**	236
Goodwill amortisation	**(33)**	(16)
Exceptional items – charged to operating profit	**(37)**	(29)
Operating profit	**208**	191
Exceptional items – profit on fixed assets	**5**	5
Exceptional items – disposals of businesses	**(64)**	31
Profit on ordinary activities before interest	**149**	227
Interest		
Before exceptional items	**(76)**	(40)
Exceptional items	**(13)**	–
	(89)	(40)
Profit on ordinary activities before taxation		
Before goodwill amortisation and exceptional items	**202**	196
Goodwill amortisation	**(33)**	(16)
Exceptional items	**(109)**	7
	60	187
Taxation		
Before exceptional items	**(61)**	(61)
Exceptional items	**14**	8
	(47)	(53)
Profit on ordinary activities after taxation		
Before goodwill amortisation and exceptional items	**141**	135
Goodwill amortisation	**(33)**	(16)
Exceptional items	**(95)**	15
	13	134
Equity minority interests	**(3)**	(2)
Profit for the financial year	**10**	132
Dividends on non equity shares	**(5)**	(6)
Ordinary dividends on equity shares	**(59)**	(58)
Retained (loss)/profit for the financial year	**(54)**	68
Basic earnings per ordinary share (pence)		
Before goodwill amortisation and exceptional items	**33.9**	32.2
Including goodwill amortisation and exceptional items	**1.3**	31.9
Diluted earnings per ordinary share (pence)		
Before goodwill amortisation and exceptional items	**33.0**	31.3
Including goodwill amortisation and exceptional items	**1.3**	31.1

The summary consolidated profit and loss account for 1999 has been restated to reflect the discontinuance of the Printing Sector and the Bulk Packaging division of the Industrial Packaging Sector.

SUMMARY CONSOLIDATED BALANCE SHEET AS AT 31 DECEMBER

	2000 £m	1999 £m
Fixed assets	**2,686**	1,153
Current assets	**1,472**	887
Creditors falling due within one year	**(912)**	(848)
Net current assets	**560**	39
Total assets less current liabilities	**3,246**	1,192
Creditors falling due after one year	**(2,040)**	(370)
Provisions for liabilities and charges	**(523)**	(136)
	683	686
Capital and reserves	**661**	667
Equity minority interests	**22**	19
	683	686

SUMMARY CONSOLIDATED CASH FLOW STATEMENT AND CHANGES IN NET BORROWINGS FOR THE YEAR ENDED 31 DECEMBER

	2000 £m	1999 £m
Operating profit	**208**	191
Depreciation	**145**	145
Impairment and other tangible fixed asset adjustments	**7**	8
Goodwill amortisation	**33**	16
Movement in working capital excluding acquisition related expenditure	**12**	(10)
Other movements	**(24)**	(19)
Cash flow from operating activities excluding acquisition related expenditure	**381**	331
Returns on investments and servicing of finance excluding ANC bank financing fees	**(68)**	(43)
Normal taxation paid	**(56)**	(35)
Net capital expenditure excluding acquisition related expenditure	**(152)**	(143)
Free cash flow	**105**	110
Equity dividends paid on ordinary shares	**(59)**	(110)
Business cash flow	**46**	–
Acquisitions, acquisition related expenditure and ANC bank financing fees	**(1,571)**	(549)
Disposals	**163**	368
Taxation paid with respect to 1984 demerger	**-**	(14)
Cash flow	**(1,362)**	(195)
Net borrowings at 1 January	**(606)**	(446)
Share capital changes	**(1)**	(3)
Currency fluctuations	**(91)**	38
Net borrowings at 31 December	**(2,060)**	(606)

This Summary Financial Statement was approved by the Board on 20 April 2001

Jeremy Lancaster
Chairman

Michael Hartnall
Finance Director

THE LAST TEN YEARS

		2000 £m	1999 £m	1998 £m	1997 £m
Consolidated profit and loss account					
Continuing operations		**2,724**	2,007	1,245	1,380
Discontinued operations		**60**	382	678	665
Group turnover		**2,784**	2,389	1,923	2,045
Continuing operations		**277**	210	138	144
Discontinued operations		**1**	26	57	54
Operating profit before goodwill amortisation and exceptional items		**278**	236	195	198
Goodwill amortisation		**(33)**	(16)	(2)	–
Exceptional items		**(96)**	7	1	(10)
Interest		**(89)**	(40)	(9)	(8)
Profit/(loss) before taxation		**60**	187	185	180
Taxation		**(47)**	(53)	(62)	(56)
Profit/(loss) after taxation		**13**	134	123	124
Equity minority interests		**(3)**	(2)	(1)	(1)
Profit/(loss) for the financial year		**10**	132	122	123
Consolidated balance sheet					
Fixed assets		**2,686**	1,153	892	679
Other assets (net)		**57**	139	42	68
Net assets		**2,743**	1,292	934	747
Capital and reserves		**661**	667	475	673
Equity minority interests		**22**	19	13	10
Equity		**683**	686	488	683
Net borrowings		**2,060**	606	446	64
Capital employed		**2,743**	1,292	934	747
Statistics					
Return on sales					
Before goodwill amortisation and exceptional items	%	**10.0**	9.9	10.1	9.7
Basic earnings per ordinary share					
Before goodwill amortisation and exceptional items	p	**33.9**	32.2	25.1	24.6
Including goodwill amortisation and exceptional items	p	**1.3**	31.9	23.9	23.0
Dividends per ordinary share	p	**15.1**	14.8	14.3	14.5
Interest cover	Times	**4**	6	22	25
Capital expenditure	£m	**161**	155	117	109
Gearing	%	**302**	88	91	9
Average number of employees	Number	**23,800**	26,200	22,700	21,700

Earnings and dividends per ordinary share have been restated for the rights issues announced in March 1992 and February 1993 and the sub division of ordinary shares in November 1992.

	1996 £m	1995 £m	1994 £m	1993 £m	1992 £m	1991 £m
	1,538	1,528	1,380	1,249	763	447
	841	923	998	886	808	821
	2,379	2,451	2,378	2,135	1,571	1,268
	126	129	154	136	103	63
	62	68	85	67	49	55
	188	197	239	203	152	118
	–	–	–	–	–	–
	(359)	5	(5)	10	–	(13)
	(18)	(12)	(8)	(1)	(4)	(5)
	(189)	190	226	212	148	100
	(48)	(47)	(64)	(68)	(39)	(30)
	(237)	143	162	144	109	70
	–	(1)	(1)	(2)	(2)	(2)
	(237)	142	161	142	107	68
	790	898	945	839	687	460
	15	147	85	43	36	49
	805	1,045	1,030	882	723	509
	636	680	623	611	439	393
	9	10	8	9	8	6
	645	690	631	620	447	399
	160	355	399	262	276	110
	805	1,045	1,030	882	723	509
	7.9	8.0	10.1	9.5	9.7	9.3
	22.4	24.9	31.2	28.0	24.3	21.6
	(48.5)	26.9	30.7	28.2	24.5	17.9
	14.1	14.1	13.8	12.6	11.1	10.0
	10	16	30	203	38	24
	144	189	169	117	88	72
	25	51	63	42	62	28
	24,900	26,500	27,500	26,100	22,000	18,600

CORPORATE AND REGISTERED ADDRESS
Rexam PLC, 4 Millbank, London SW1P 3XR United Kingdom.
Telephone 020 7227 4100 Fax 020 7227 4109.

REXAM WEB SITE
Please visit our web site at www.rexam.com where you will find links to many of the Group's businesses.

REPORT AND ACCOUNTS
To request a copy of the Annual Report, please refer to the inside front cover of this Annual Review.

REGISTRAR
If you have any enquiries about your shareholding in Rexam PLC or wish to advise a change of address, or set up or amend an instruction to have your dividends paid directly to your bank or building society account, please contact Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA. Telephone 0870 241 3931. The dividend mandate form can be downloaded from the Rexam web site.

Lloyds TSB Registrars provide on line access to a range of shareholder information through their web site www.shareview.co.uk. You can view your shareholding in Rexam and find practical help to update your personal details, or download dividend mandate or dividend reinvestment forms.

SHAREHOLDER ENQUIRIES
For general enquiries please contact the Company Secretary's department at Rexam PLC. Alternatively, send your enquiry via the Rexam web site to the Corporate Communications department.

AMERICAN DEPOSITARY RECEIPTS (ADRs)
Rexam has an ADR programme for which The Morgan Guaranty Trust Company of New York acts as Depositary. The ADRs trade in the over-the-counter market under the symbol REXMY. When dividends are paid to shareholders, the Depositary makes the equivalent payment in US dollars to ADR holders. The Depositary also operates a dividend reinvestment plan for ADR holders. Further information is available from The Morgan Guaranty Trust Company of New York, PO Box 842006, Boston, MA 02284-2006, USA. Telephone +1 781 575 4328 or +1 800 428 4237 (toll free within the USA).

DIVIDENDS

	Dividend per share (p)	Ex-dividend date	Record date	Payment date
Ordinary shares				
Interim 2000	6.4	09.10.00	13.10.00	06.11.00
Final 2000	8.7	06.06.01	08.06.01	03.07.01
Preference shares	3.875	04.09.00	08.09.00	02.10.00
	3.875	07.03.01	09.03.01	02.04.01
B shares*	4.794	11.09.00	15.09.00	02.10.00

Dividend Reinvestment Plan: the last date for receipt of instructions relating to the Final 2000 dividend is 12 June 2001.

*No further dividends will be paid as all remaining B shares were redeemed on 30 September 2000.

DIVIDEND REINVESTMENT PLAN
The Company's dividend reinvestment plan provides a simple and economic way for shareholders to reinvest their Rexam ordinary cash dividends in Rexam ordinary shares. Details of the plan and an application form can be found in the Investor pages on the Rexam web site or, alternatively, by contacting the Share Dividend Team at Lloyds TSB Registrars, address as above.

CAPITAL GAINS TAX
The market value of Rexam ordinary shares at 31 March 1982, the normal basis for indexation allowance, was 75.3p per share, as adjusted for the sub division in November 1992 and the capital reorganisation in October 1998. Shareholders requiring clarification of their capital gains tax position should consult their professional adviser.

SHARE CAPITAL REORGANISATION – OCTOBER 1998
For capital gains tax purposes, the market value and proportional values of the ordinary, preference and B shares on 12 October 1998, being the first day of dealing in the new shares, were as follows.

	Market value (p)		Proportional value (%)
Ordinary shares	169.75		74.136
Preference shares	101.00		75.826
B shares	98.00	Ordinary	25.864
		Preference	24.174

As a result of the reorganisation, holders of ordinary shares were entitled to 7 new ordinary shares and 4.23 B shares for every 9 existing ordinary shares. Holders of preference shares were entitled to 7 new preference shares and 2.30 B shares for every 9 existing preference shares. All B shares remaining in issue on 30 September 2000 were redeemed at their nominal value of £1 per share.

SHARE DEALING SERVICE
If you do not have share dealing arrangements, Rexam has a low cost share dealing service operated by Hoare Govett Limited. Ordinary and preference shareholders wishing to use the service should contact the Low Cost Share Dealing Department at Hoare Govett Limited, 250 Bishopsgate, London EC2M 4AA. Telephone 020 7678 8300.

SHAREGIFT
If you have a small number of shares that you no longer want and whose value makes it uneconomic to sell them, you may wish to consider donating them to charity through Sharegift, an independent charity share donation scheme. A share transfer form may be obtained from the Registrars or the Company Secretary's Department of Rexam PLC. Further information is available from www.sharegift.org or telephone 020 7337 0501.

PERSONAL EQUITY PLANS (PEPs) AND INDIVIDUAL SAVINGS ACCOUNTS (ISAs)

Bank of Scotland continue to administer the Rexam PEPs in existence at 5 April 1999. An ISA for Rexam shares is available to existing and prospective eligible UK shareholders. Further information is available from Bank of Scotland, PEP and ISA Department, PO Box No 17122, 600 Gorgie Road, Edinburgh EH11 3WA. Telephone 0845 300 3980 Fax 0131 442 8140. Bank of Scotland is regulated by IMRO for PEP and ISA business.

ANALYSIS OF ORDINARY SHAREHOLDERS

At 20 April 2001

	Holdings number	%	Share number ('000)	%
Category				
Individuals	18,286	78	21,972	6
Insurance companies and pension funds	13	–	6,202	1
Banks and nominees	4,596	20	353,108	89
Other corporate holders	479	2	15,437	4
	23,374	100	396,719	100
Size of holdings				
Up to 2,000 shares	18,281	78	12,853	3
2,001 – 20,000 shares	4,321	18	20,325	5
20,001 – 100,000 shares	386	2	18,501	5
Over 100,000 shares	386	2	345,040	87
	23,374	100	396,719	100

Produced by Rexam Designed by dowell//stubbs Photography by Gunnar Nydrén, Lars Lydig and Rexam Printed in Sweden by Duro Grafiska





REXAM

THE QUALITY NAME AROUND QUALITY BRANDS

REXAM PLC
4 MILLBANK
LONDON
SW1P 3XR
UNITED KINGDOM
www.rexam.com

REXAM

THE FIGURES BEHIND THE NEW GLOBAL FORCE



ANNUAL ACCOUNTS 2000

BEST AVAILABLE COPY

THE REXAM YEAR AT A GLANCE

	2000 £m	1999 £m	Change %
Sales	**2,784**	2,389	17
Operating profit*	**278**	236	18
Profit before taxation*	**202**	196	3
Free cash flow	**105**	110	(5)

	pence	pence	%
Basic earnings per ordinary share*	**33.9**	32.2	5
Dividends per ordinary share	**15.1**	14.8	2

* Before goodwill amortisation and exceptional items.

The Annual Review 2000, incorporating the Summary Financial Statement, does not contain sufficient information to allow for a full understanding of the results of the Group or the state of the affairs of the Company and of the Group. The Annual Review 2000, together with this publication, comprise the full Annual Report.

Shareholders who have received the full Annual Report, but wish to receive only the Annual Review in future years should write to: Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA. Telephone 0870 241 3931.

CONTENTS

FINANCIAL CALENDAR

March 8	Announcement of 2000 Final Results
June 6	Ex-dividend date for 2000 final dividend
June 12	Annual General Meeting
July 3	Proposed payment date for 2000 final dividend on Ordinary Shares
August 30	Announcement of 2001 Interim Results
November 5	Proposed payment date for 2001 interim dividend on Ordinary Shares
December 31	Financial year end

REXAM IS THE WORLD'S NO 5 CONSUMER PACKAGING COMPANY AND THE WORLD'S NO 1 BEVERAGE CAN MAKER


BEVERAGE CAN AMERICAS
BEVERAGE CAN EUROPE & ASIA
GLASS
BEAUTY & CLOSURES
FLEXIBLES
PLASTIC CONTAINERS
BEVERAGE
HEALTHCARE
BEAUTY
FOOD

Our vision is to be the leading consumer packaging group in each of our chosen market segments, large enough to provide excellent service to our customers and to be a major customer to our suppliers.

Leading means not necessarily in size, but in service, innovation, efficiency and quality for our customers. Leading also means creating a stimulating and rewarding environment for our employees. With this approach we shall produce sustained growth in value for our shareholders.

Rexam provides consumer packaging solutions for global and regional customers primarily in the beverage, beauty, healthcare and food segments. We work through six global manufacturing Sectors each based on a specialised technology so that we may exploit the potential synergies between the various operations.

Each of the Rexam Sectors has its own Sector Director who, together with his management team, is responsible for the running of the Sector.

TOP 10 CUSTOMERS ACCOUNT FOR 49.5% OF REXAM CONSUMER PACKAGING SALES

The majority of Rexam's sales are made to large international consumer products companies who are growing their businesses on a global and regional basis.

COCA-COLA
PHILIP MORRIS
PEPSI
INTERBREW
ANHEUSER BUSCH
CARLSBERG
AMERICAN BOTTLERS
BEVERAGE ASSOCIATES
UNILEVER
HEINEKEN


49.5%

GLOBAL TOP 10 IN CONSUMER PACKAGING

Based on 1998-99 revenues in £bn


0
2
4
CROWN CORK & SEAL
TETRA PAK
OWENS-ILLINOIS
TOYO SEIKAN
REXAM
ST GOBAIN
BALL/REYNOLDS
PACTIV
SCHMALBACH-LUBECA
ALCAN

Rexam is the world's No 5 consumer packaging company.

OUR CUSTOMERS ARE BECOMING INCREASINGLY GLOBAL, THAT'S WHY YOU WILL FIND US ALL OVER THE WORLD

Rexam's customers are becoming more global. They are also increasingly consolidating their supplier base, seeking to align themselves with global partners who understand the scale and nature of their business, and who can supply their needs on a local level.

Rexam has more than 100 manufacturing operations in some 30 countries in the major markets of the world.





BEVERAGE PACKAGING
- REXAM BEVERAGE CAN
- REXAM GLASS

PLASTIC PACKAGING
- REXAM BEAUTY & CLOSURES
- REXAM FLEXIBLES
- REXAM PLASTIC CONTAINERS



SECTOR HEADQUARTERS AND MANUFACTURING LOCATIONS

SOUTH EAST ASIA
China
- Beverage Can, joint venture, Zhaoqing
- Rexam Der Kwei Shenzhen
- Rexam Der Kwei Shanghai
- Rexam Der Kwei Tianjin

Hong Kong
- Rexam Beauty & Closures Regional HQ

Indonesia
- Rexam Der Kwei Jakarta
- Rexam Der Kwei Surabaya

Japan
- Beverage Can, joint venture, Ibaraki-Ken

Korea
- Beverage Can, joint venture, Taejun City

Singapore
- Rexam Medical Packaging Singapore

Taiwan
- Rexam Der Kwei Taiwan

THE AMERICAS
Brazil
- Rexam Beverage Can Estrema
- Rexam Beauty Packaging Jundiai
- Rexam Medical Packaging Londrina

Mexico
- Beverage Can, joint venture, Queretaro
- Beverage Can, joint venture, Coahuila
- Rexam Plasticos Dumex Quetaro
- Rexam Medical Packaging Guadalajara

Puerto Rico
- Rexam Medical Packaging Cidra

USA
- Rexam Inc HQ Charlotte
- Rexam Beverage Can Americas HQ Chicago
- Rexam Beverage Can Birmingham
- Rexam Beverage Can Bishopville
- Rexam Beverage Can Brunswick
- Rexam Beverage Can Chatsworth
- Rexam Beverage Can Chicago
- Beverage Can, joint venture, Denver
- Rexam Beverage Can Fairfield
- Rexam Beverage Can Forest Park
- Rexam Beverage Can Fremont
- Rexam Beverage Can Houston
- Rexam Beverage Can Kent
- Rexam Beverage Can Longview
- Rexam Beverage Can Oklahoma City
- Rexam Beverage Can Olive Branch
- Rexam Beverage Can Phoenix
- Rexam Beverage Can San Leandro
- Rexam Beverage Can St Paul
- Rexam Beverage Can Valparaiso
- Rexam Beverage Can Whitehouse
- Rexam Beverage Can Winston-Salem
- Rexam Cosmetic Packaging Torrington
- Rexam Sussex
- Rexam Closures & Containers Evansville
- Rexam Closures & Containers Princeton
- Rexam Closures & Containers Madisonville
- Rexam Flexibles HQ Mundelein
- Rexam Medical Packaging Mundelein
- Rexam Medical Packaging Madison
- Rexam Flexible Packaging Lakeville
- Rexam Medical Packaging Mount Holly
- Rexam Medical Packaging Ashland
- Rexam Thin Wall Plastics Union

EUROPE
Austria
- Rexam Beverage Can Enzesfeld

Belgium
- Rexam Thin Wall Plastics Antwerp

Czech Republic
- Rexam Thin Wall Plastics As
- Rexam Petainer As

Denmark
- Rexam Closures & Containers Langeskov
- Rexam Glass Holmegaard
- Rexam Holmia Kolding

France
- Rexam Beverage Can Dunkerque
- Rexam Beverage Can Mont
- Rexam Beauty & Closures HQ Paris
- Rexam Sofab Le Tréport
- Rexam Cosmetic Closures Simandre
- Rexam SMT Tournus
- Rexam Reboul Annecy
- Rexam Beauté Métallisation Simandre
- Rexam Hospital Packaging Coulommiers
- Rexam Thin Wall Plastics Troyes

Germany
- Rexam Beverage Can Berlin
- Rexam Beverage Can Recklinghausen
- Rexam Glass Bad Münder

Ireland
- Rexam Beverage Can Waterford
- Rexam Medical Packaging Sligo

Italy
- Rexam Beverage Can Nogara
- Rexam Beverage Can San Martino

Netherlands
- Rexam Glass Dongen
- Rexam Thin Wall Plastics Beuningen

Poland
- Rexam Glass Gostyn

Russia
- Rexam Beverage Can Naro-Fominsk

Spain
- Rexam Beverage Can La Selva
- Rexam Beverage Can Valdemorillo

Sweden
- Rexam Beverage Can Fosie
- Rexam Glass Limmared
- Rexam Thin Wall Plastics Lidköping
- Rexam Petainer Lidköping

Turkey
- Rexam Beverage Can Manisa

UK
- Rexam Beverage Can Europe & Asia HQ Luton
- Rexam Beverage Can Milton Keynes
- Rexam Beverage Can Wakefield
- Rexam Glass HQ Barnsley
- Rexam Glass Barnsley
- Rexam Closures & Containers Portsmouth
- Rexam High Performance Flexibles Ledbury
- Rexam High Performance Flexibles Thetford
- Rexam Medical Packaging Winterbourne
- Rexam Plastic Containers HQ Yate
- Rexam Thin Wall Plastics Yate
- Rexam Thin Wall Plastics Corby
- Rexam Thin Wall Plastics Hereford
- Rexam Thin Wall Plastics Deeside
- Rexam Combibloc Houghton-le-Spring

OPERATING AND FINANCIAL REVIEW

STRATEGY

Rexam's strategy is to develop into a focused consumer packaging company. The acquisition of American National Can (ANC) in 2000 following the purchase of PLM in the previous year has resulted in Rexam becoming the fifth largest consumer packaging company in the world and the biggest global provider of beverage cans. As our customers and international markets grow, it becomes necessary for Rexam to play an active part in the consolidation process, thereby ensuring effective and efficient customer service.

Over the years as the Group has reshaped, a number of non core businesses have been or will be sold. During 2000, the Printing Sector, the Bulk Packaging division of the Industrial Packaging Sector and the Puerto Rican pharmaceutical businesses were sold. In addition, to finance the two major acquisitions, steps were taken to sell the Coated Films and Papers and Building and Engineering Sectors. By the end of 2000 three divisions in the Coated Films and Papers Sector had been sold: Chartham, US Metallising and the Release division, and on 6 March 2001 a contract was signed for the sale of the DSI division.

BUSINESS AND CHARACTERISTICS

Rexam's principal business is consumer packaging, which has the following business and financial characteristics:

Sales

The long term growth rate of sales volume for the company and the consumer packaging industry is typically 3 to 4% per annum. Most of Rexam's consumer packaging is sold into the beverage, beauty, healthcare and food markets, which are largely non cyclical. Substitution of packaging products tends to occur slowly and is not perceived to be a significant business risk in the short term.

Customers and competitors

The majority of Rexam's sales are made to large international consumer products companies who are growing their businesses on a global basis. They are demanding customers who typically need packaging partners to support their geographic and product expansion programmes. Rexam and its competitors have responded by consolidating and offering a broader product range to those customers. Further consolidation of the industry can be anticipated.

Financial

Typical operating margins for the consumer packaging industry are in the range of 8 to 11% with a high degree of sustainability. There is no indication that margins will change significantly in the future. Rexam is essentially a converter of raw materials. In most years, it has been possible to pass raw material cost increases and decreases to the customer by adjusting selling prices. There is no indication that this pattern of trading is likely to change, although the rapid rise in raw material and energy costs in 2000 did cause some short term concerns. Rexam has had a strong and consistent cash flow, as shown under the "Historic performance" section below, and this is expected to continue. The strong cash flow has enabled the Board to pursue a policy of paying around 50% of attributable profit as dividends.

HISTORIC PERFORMANCE

The following table, starting in 1996 when a change of top management took place, shows the Group's historic performance excluding exceptional items and goodwill amortisation.

	2000 £m	1999 £m	1998 £m	1997 £m	1996 £m
Sales	**2,784**	2,389	1,923	2,045	2,379
Operating profit*	**278**	236	195	198	188
Profit before tax*	**202**	196	186	190	170
Basic earnings per share* (in pence)	**33.9**	32.2	25.1	24.6	22.4

* Before goodwill amortisation and exceptional items

Much of the increased profitability has resulted from acquisitions, principally PLM, Der Kwei and, most recently, ANC. In addition, aggressive efficiency programmes have been implemented throughout the Sectors. Over the past ten years, the Group has achieved strong cash flows and has returned substantial funds to shareholders by way of dividend and, in 1998, by a return of capital.

	Free cash flow* £m	Ordinary dividends £m	Business cash flow* £m	Dividends per share pence
1991	60	(31)	29	10.0
1992	87	(40)	47	11.1
1993	115	(54)	61	12.6
1994	64	(65)	(1)	13.8
1995	37	(71)	(34)	14.1
1996	137	(71)	66	14.1
1997	80	(71)	9	14.1**
1998	92	(64)**	28**	14.1**
1999	110	(56)**	54**	14.8
2000	105	(59)	46	15.1
	887	(582)	305	CAGR 5%

* Before acquisitions and disposals

** Adjusted for delayed dividend payments

2000 PERFORMANCE

	2000 £m	1999 £m	Increase %
Sales	**2,784**	2,389	+17
Operating profit*	**278**	236	+18
Interest*	**(76)**	(40)	+90
Profit before taxation*	**202**	196	+3
Earnings per share (pence)*	**33.9**	32.2	+5
Dividends per share (pence)	**15.1**	14.8	+2

* Before goodwill amortisation and exceptional items

REXAM PRO FORMA 2000

Following a year of dramatic change it is difficult for shareholders to readily appreciate the underlying performance of the ongoing Group. Set out below, therefore, is a pro forma analysis to assist with comparison.
It must be stressed that the figures are not audited and there have been a number of adjustments to provide a presentation on a consistent basis. The analysis assumes that ANC had been purchased on 1 January 2000, rather than in July 2000, and that all disposals made part way through the year had been excluded.

	As reported £m	Disposals £m	Acquisitions £m	Pro forma £m
Sales	2,784	(237)	952	3,499
Operating profit*	278	(15)	79	342
Return on sales*	10.0%			9.8%

* Before goodwill amortisation and exceptional items

EXCHANGE RATES

The principal exchange rates used in preparing the consolidated profit and loss account, balance sheet and cashflow statement are set out on page 64 of the Accounts.

Over the year the US dollar strengthened by 6% while the Euro weakened by 8%. The overall impact of translating these currencies into sterling at the average rates was minimal on the profit and loss account, both as regards sales and operating profit. There was, however, a significant negative transaction impact on trading in most of the businesses based in the United Kingdom. Export sales were severely disadvantaged by the continuing strength of sterling, while import penetration made local trading more challenging. Rexam experienced some difficulty passing on substantial raw material cost increases to customers in this inclement climate. As a consequence, we announced the closure of two United Kingdom based plants producing healthcare and beauty products, which had proven uncompetitive compared with their continental rivals. Where possible, customers will be serviced by other businesses in the Group. The strength of the dollar, particularly during the fourth quarter, has increased reported borrowings, which are translated at closing rates and primarily denominated in US dollars and Euros. This is further analysed in the "Cashflow" section below.

SALES

	2000 £m	1999 £m
Sales as reported	**2,784**	2,389
Discontinued and other disposals	**(237)**	(605)
Ongoing operations	**2,547**	1,784
Full year impact of 2000/1999 acquisitions	**952**	1,504
Exchange fluctuations	**-**	11
Ongoing operations	**3,499**	3,299

	Movement in 2000 £m	Change %
Prices	(46)	-1
Volume/mix	246	+7
Sales increase	200	+6

Volume growth of 7% was unusually strong during the year helped by buoyant economic conditions in most geographic territories. Product markets that showed good growth were Beauty & Closures, Beverage Cans and Coated Films and Papers. Pricing was more problematic with downward pressure in Plastic Packaging for food, Beverage Cans in the US and Coated Films and Papers.

OPERATING PROFIT

	2000 £m	1999 £m
Operating profit as reported	**278**	236
Discontinued and other disposals	**(15)**	(42)
Ongoing operations	**263**	194
Full year impact of 2000/1999 acquisitions	**79**	124
Exchange fluctuations	**-**	1
Ongoing operations	**342**	319

	Movement in 2000 £m	Change %
Prices/costs	(69)	-21
Efficiency savings	45	+14
	(24)	-7
Additional volume	33	+10
Retirement benefits change	14	+4
Operating profit increase	23	+7

In spite of good gains from efficiency initiatives and increased volume, the performance for the year was held back by a challenging pricing environment and higher raw material costs. The Plastic Packaging businesses had particular difficulty where, overall, profits were down. Although pricing was weaker in Beverage Cans in the US and within Coated Films and Papers there were compensating benefits from volume and efficiency. Plastic resin prices have now stabilised and may well decline in 2001 which, together with a better pricing environment, should benefit trading in the coming year.

SEGMENT ANALYSIS

	2000 Sales £m	2000 Profit* £m	2000 ROS %	1999 Sales £m	1999 Profit* £m	1999 ROS %
Beverage Packaging	**1,301**	**117**	**9.0**	638	60	9.4
Plastic Packaging	**726**	**40**	**5.5**	685	60	8.8
Consumer Packaging	**2,027**	**157**	**7.7**	1,323	120	9.1
Coated Films and Papers	**323**	**33**	**10.2**	282	21	7.4
Building and Engineering	**197**	**38**	**19.3**	179	32	17.9
Retirement benefits	**-**	**35**	**-**	–	21	–
Ongoing operations	**2,547**	**263**	**10.3**	1,784	194	10.9
Other operations	**237**	**15**	**-**	605	42	–
	2,784	**278**	**10.0**	2,389	236	9.9

* Operating profit excluding goodwill amortisation and exceptional items.

This year the segment analysis has been changed to better reflect the Group's current activities. Rexam's core business is consumer packaging split between Beverage Packaging, representing on a full year basis around 75% of sales, and the smaller Plastic Packaging representing the remaining 25%. The non packaging operations are the Coated Films and Papers and the Building and Engineering Sectors, both of which are scheduled for disposal in 2001. A new feature of disclosure is to include separately the interest and variations arising on retirement benefits which cover pension schemes and retirement medical schemes that now have a significant effect on our results.

The reason for this expanded retirement benefits analysis is to provide greater transparency of the impact of accounting for retirement benefits on the operating profit. ANC operated large and mature pension and retirement medical benefit schemes which have increased the significance of this area for the Group. The size of the credit taken to income (the variation as prescribed by Statement of Standard Accounting Practice 24) is significant at £35m in 2000 compared with £21m last year. Rexam believes that this presentation is more helpful than the previous practice of allocating this income to the operating Sectors. The new accounting standard Financial Reporting Standard 17 "Retirement Benefits" will be adopted by Rexam over the next two to three years. This analysis is a helpful precursor to the adoption of that standard.

Beverage Packaging

	2000	1999
Sales	**£1,301m**	£638m
Operating profit	**£117m**	£60m
Return on sales	**9.0%**	9.4%

The components of the Rexam Beverage Packaging Sector, which was formed in 1999 with the acquisition of PLM, have changed considerably during the year. In Europe, the former PLM businesses which manufacture beverage cans and glass bottles have been retained in Beverage Packaging, while the plastic bottle businesses were transferred to Plastic Packaging. From July 2000, ANC's beverage can operations have been added to form two new Sectors, Rexam Beverage Can Americas and Rexam Beverage Can Europe & Asia. As part of the merger, the head office of ANC in Chicago and the head office of the former Rexam Beverage Packaging Sector in Malmö, Sweden were closed. A new European division headquarters has been established at the ANC offices in Luton, UK.

Overall, Beverage Packaging had a very satisfactory year with good underlying growth in volume and profits. In particular, the former PLM beverage can business had an outstanding year driven by strong demand in northern Europe and by cost reduction programmes. The Glass Sector had a weaker year due to a sharp rise in energy prices. Comparison with the previous year is somewhat difficult due to changes in the structure, in the central allocations and lower depreciation of £7m as PLM's depreciation policy was harmonised with that of ANC. Nonetheless, it is estimated that on a comparable basis the existing businesses improved profits by 8%.

The performance of ANC, included from acquisition in July, was in line with expectations. The European and Asian operations made good progress while the American business was down slightly due to pricing pressures. These matters are more fully discussed in the "Acquisition of ANC" section below.

Aluminium costs have risen over the past two years from around US$1,250 per ton to around US$1,650 per ton. Both Rexam and ANC have worked closely with their suppliers and customers in Europe and with financial institutions to hedge possible cost increases and therefore there was no negative impact during the year from raw material increases. Looking to 2001, Rexam has entered into agreements with some of its customers and into formal hedging arrangements. These actions and the hedging transactions done with financial institutions are intended to ensure that there is no material risk to trading during the coming year. Projecting further ahead, there are some concerns about the direction of the aluminium markets. In the US, however, Rexam has long term arrangements with its customers and suppliers that protect the business from raw material price volatility.

Plastic Packaging

	2000	1999
Sales	**£726m**	£685m
Operating profit	**£40m**	£60m
Return on sales	**5.5%**	8.8%

Plastic Packaging comprises the Beauty & Closures, Flexibles and Plastic Containers Sectors, plus the refillable plastic bottles transferred from Beverage Packaging. During the year the businesses were reorganised to maximise technological synergies rather than reflect specific markets. We previously analysed this area of our business by its constituent parts, which together now represent around 25% of consumer packaging sales.

For the Plastic Packaging businesses, 2000 was generally a disappointing year. Raw material costs increased by up to 50% for many resins during a period of general low inflation. A number of customer contracts allowed Rexam to pass on cost increases but inevitably there was a delay in implementation. Other open market contracts are subject to normal price negotiations. Due to over capacity, particularly in the food packaging industry, it was difficult to achieve higher prices in the short term, although a number of improved contracts are now in place. An added difficulty for those businesses based in the United Kingdom was the strength of sterling. As discussed above, Rexam has closed two plants in this country and transferred production to other businesses in the Group to improve customer service and competitive position. Most of the disappointment was confined to the healthcare and food businesses. The beauty and closures businesses were generally satisfactory and reported sales up by 11% following the trend seen in recent years.

Raw material prices have now stabilised which should enable management to negotiate better prices this year against a more favourable background.

Coated Films and Papers

	2000	1999
Sales	**£323m**	£282m
Operating profit	**£33m**	£21m
Return on sales	**10.2%**	7.4%

This Sector currently consists of two divisions: Image Products and Decorative Specialties International (DSI). Three divisions (Release, US Metallising and Chartham Papers) have been sold. Their results are included in disposed businesses. It is the Board's intention to sell the two remaining divisions during 2001 and a contract for the sale of DSI has already been announced.

Following a major reorganisation in 1999, which resulted in a lower cost base, the Sector was able to take advantage of the substantial increase in demand for its products during 2000. In particular, the electronic and computer imaged media markets were strong. The nature of these businesses are more cyclical than the consumer packaging operations. The upswing of sales of 15% is by no means unusual in these industries during a period of general economic growth. In the fourth quarter, the US market showed some signs of softness resulting in de-stocking by our major customers. These weaker conditions are expected to continue during the first half of 2001.

Building and Engineering

	2000	1999
Sales	**£197m**	£179m
Operating profit	**£38m**	£32m
Return on sales	**19.3%**	17.9%

For this Sector, 2000 was another excellent year. It comprises MiTek, the world's leading provider of connector products and associated software, and TBS, the leading supplier of lead battery assembly equipment. MiTek reported sales and profit well up on last year despite a slight decline in housing starts in both the United States and Australia during the second half of the year. Other markets in the world saw generally good growth in demand and MiTek continues to gain market share from its competitors in most countries where it operates. TBS also reported a good performance with Asian markets improving significantly during the year.

MiTek is dependent upon North American housing starts and therefore may experience some weakness during the early months of 2001. Sector management aim to compensate for this cyclical downturn by introducing new products.

RETIREMENT BENEFITS

Funded defined benefit pension schemes

Rexam, prior to the acquisition of ANC, operated a number of pension schemes for its employees throughout the world. The principal scheme is a funded defined benefit plan based in the UK which was subject to a triennial actuarial valuation during 2000. The result of this valuation increased the actuarial surplus from £171m to £313m. In accordance with current recommended guidelines, Rexam's actuaries have valued the fund's assets at market values. In addition, Rexam operates a number of smaller defined benefit schemes around the world, which are also included in the table below.

ANC also has substantial funded defined benefit pension schemes, principally in the US. The schemes, which were valued at market values at acquisition, showed a surplus of £181m (US$270m). This was significantly less, due to the fall in asset values, than the surplus reported by ANC at 31 December 1999, when it was £215m (US$320m).

	Rexam funded pension schemes £m	ANC funded pension schemes £m	Group funded pension schemes £m
1999 actuarial valuation	200	–	200
2000			
Assets	**1,317**	**1,442**	**2,759**
Liabilities	**(982)**	**(1,261)**	**(2,243)**
Actuarial valuation	**335**	**181**	**516**
Recognised on the balance sheet at 31.12.00	**128**	**184**	**312**

Retirement medical schemes

ANC operates unfunded retiree medical benefits schemes. The liabilities in respect of these schemes were valued at the date of acquisition and were included in the consolidated balance sheet at £248m (US$370m). At 31 December 1999, these liabilities were valued by ANC at £221m (US$330m). The increase has been due to inflationary pressures on medical costs in the USA.

	Rexam retirement medical schemes £m	ANC retirement medical schemes £m	Group retirement medical schemes £m
1999 actuarial valuation	(19)	–	(19)
2000			
Assets	**–**	**–**	**–**
Liabilities	**(22)**	**(248)**	**(270)**
Actuarial valuation	**(22)**	**(248)**	**(270)**
Recognised on the balance sheet at 31.12.00	**(21)**	**(248)**	**(269)**

Retirement benefits - profit impact

The chart below shows the impact of the changes discussed above on the consolidated profit and loss account. There has been a benefit from Rexam's existing pension funds of £17m following an increase in the variation from £21m to £38m. The ANC position is worse than was expected at the time of the acquisition. This is due to a change in the actuarial valuations and to restating ANC's retirement benefits under UK GAAP.

As Rexam's major funded defined benefit schemes all have substantial surpluses, the annual cash contributions by the Group were relatively modest at £5m in 2000.

	Rexam 12 months £m	ANC 5 months £m	Total 2000 £m	Total 1999 £m
Defined benefit pensions and retiree medical:				
Regular cost	**22**	**5**	**27**	23
Interest and amortisation of variations	**(38)**	**3**	**(35)**	(21)
	(16)	**8**	**(8)**	2
Defined contribution plans	**6**	**1**	**7**	6
Profit and loss account (credit)/charge	**(10)**	**9**	**(1)**	8
Company cash contributions to funded defined benefit plans	**4**	**1**	**5**	7

The regular cost of defined benefit pensions and retiree medical and the cost of defined contribution plans are allocated to the businesses in the Group.

ACQUISITION OF ANC

The ANC acquisition, completed in July 2000, is the largest ever transaction made by the Group. The total cost was:

	$m	£m
Cost of shares	990	651
Net borrowings acquired	1,082	712
Borrowings not previously recorded by ANC	161	106
	2,233	1,469
Costs of acquisition	73	48
Total cost	2,306	1,517

In compliance with US GAAP, ANC excluded certain borrowings relating to capital leases and securitised receivables from its balance sheet.
In accordance with UK accounting standards, these items, totaling £106m at acquisition, have been included in borrowings in arriving at the fair value of the ANC assets and liabilities acquired.

The circular sent to shareholders on 27 April 2000 indicated that the total cost of ANC would be in the region of US$2.1bn based upon borrowing levels at 31 December 1999. If the unrecorded borrowings are included and allowance made for seasonally higher working capital in the summer months, the total cost of ANC can be reconciled with the actual cost of US$2.3bn shown above. In April 2000 the exchange rate assumed was £1=US$1.62; the actual rate used for the transaction was £1= US$1.52 resulting in the purchase price of £1.5bn.

DISPOSAL OF EUROPEAN PLANTS

The European Commission required Rexam, as a condition to complete the acquisition, to dispose of three of its European businesses, for reasons of competition in the beverage can market. The businesses to be disposed are Gelsenkirchen in Germany and Runcorn in the United Kingdom, previously owned by ANC, and La Ciotat in the south of France owned by Rexam. In accordance with UK accounting practice, the two plants from ANC are not consolidated but shown as businesses held for resale on the balance sheet.

ANC PERFORMANCE

ANC's results have been consolidated from August 2000 and during the period of Rexam's ownership the business performance was broadly in line with expectations. The European market was generally robust with overall volumes being up by around 5%. There have been pricing issues in the US where there is over capacity in the industry. The US market was down 2% in 2000 and is fundamentally not growing. Efficiency initiatives tend to create more capacity and Rexam, as a responsible industry leader, is considering whether to remove some spare capacity to assist the market in finding a better balance between supply and demand.

	2000 August to December	2000 Full year	1999 Full year
Sales	**£639m**	**£1,591m**	£1,442m
Operating profit	**£49m**	**£128m**	£121m
Return on sales	**7.7%**	**8.0%**	8.4%

The results prior to acquisition in 2000 and 1999 have been restated as far as possible to bring the results into line with UK accounting standards and are at constant exchange rates. These restated figures have not been audited and include estimates made by the Board. They are provided to give a reasonable measure of comparability. The principal differences in operating profit between US and UK accounting standards relate to pension accounting, where the reported profits are significantly lower using UK standards, and in respect of inventory valuations. The restated figures exclude the results of the two European ANC businesses in Germany and the UK undertaken to be sold as described above.

DISPOSALS

To fund the acquisition of ANC and to pursue the strategy of focusing the Group's activities on consumer packaging, a number of disposals were made during the year. The proceeds totalled £163m as detailed below.

	£m
Continuing operations:	
Plastic Packaging - Pharmaceutical Cartons, Puerto Rico	23
Coated Films and Papers - US Metallising and Chartham	38
Discontinued operations:	
Printing Sector	80
Bulk Packaging division	20
	161
Other disposals and costs	2
	163

It is the Board's intention to sell the remaining divisions in the Coated Films and Papers Sector and the whole of the Building and Engineering Sector. Within Coated Films and Papers a contract was signed in December 2000 and completed in February 2001 for the sale of the Release division for £85m. On 6 March it was announced that a contract to sell DSI for £92m had been signed. Discussions continue, which it is hoped will lead to a successful conclusion during 2001, for the Image Products division within the Coated Films and Papers Sector and the Building and Engineering Sector. The Group continues to target £700m as the expected total proceeds from the disposal of these two Sectors and the three European beverage can plants.

EXCEPTIONAL ITEMS

In 2000 Rexam reported exceptional or non-recurring losses before taxation of £109m, which may be summarised in four groups:

		£m
ANC acquisition:		
Closure of the Chicago corporate office and the Malmö Beverage Packaging office, a plant closure, name change and consultancy costs		(22)
Financing fees for bank facilities to finance the acquisition and related disposal programme. Fees on longer term borrowings are being amortised in interest over 5 years through the profit and loss account		(13)
		(35)
Sale of fixed assets:		
Profit on sale of investments and property		5
Plant closures:		
Closure of two plants in the United Kingdom, serving the healthcare and beauty markets; the strength of sterling has made the operations uncompetitive		(15)
Sale of businesses:		
Profit on businesses sold	36	
Capitalised goodwill	(8)	
	28	
Goodwill previously eliminated which is reinstated for accounting purposes; there is no impact on shareholders' equity or borrowings	(92)	(64)
Total exceptional items before taxation		(109)

An exceptional taxation credit of £14m relates to a £12m adjustment with respect to deferred taxation on retirement benefits and £2m with respect to ANC integration and plant closures.

INTEREST

Interest expense, excluding exceptional items, increased to £76m (1999: £40m). The acquisition of ANC was entirely financed with borrowings which resulted in higher interest charges for the year.

TAXATION

The effective tax rate for 2000 was 30% (1999: 31%) on profit before goodwill amortisation and exceptional items. Following the purchase of ANC, and the subsequent disposals, Rexam's income profile has changed significantly. Traditionally the Group had generated a sizeable part of its income in the United Kingdom. In future the largest source of income will be from its European subsidiaries which is likely to increase the overall Group tax rate.

CASHFLOW

	2000 £m	1999 £m
Cash flow from operations after normal taxation, interest and non-equity dividends	**245**	263
Change in working capital	**12**	(10)
Capital expenditure (net)	**(152)**	(143)
Free cash flow	**105**	110
Equity dividends - normal	**(59)**	(56)
Equity dividends - deferred from 1998	**-**	(54)
Business cash flow	**46**	-
Acquisitions	**(1,510)**	(549)
Acquisition related expenditure	**(61)**	-
Disposals	**163**	368
Taxation with respect to 1984 demerger	**-**	14
Cash flow	**(1,362)**	(195)
Exchange fluctuations	**(91)**	38
Share capital changes	**(1)**	(3)
Net borrowings at the beginning of the year	**(606)**	(446)
Net borrowings at the end of the year	**(2,060)**	(606)

The free cash flow was again satisfactory in 2000 at £105m and was in line with the results in recent years. The foreign exchange movement was negative at £91m following a gain of £38m last year. With about 85% of income arising abroad borrowings are predominantly in foreign currencies being principally US dollars and Euros. They provide a natural hedge for foreign investments and the interest payable on those borrowings gives a hedge against overseas income. Since the acquisition of ANC in July 2000, when new borrowings in US dollars and Euros were established, and December 2000, sterling has weakened against both these currencies. Translating these borrowings into sterling has been the principal factor underlying the adverse movement of £91m.

CAPITAL EXPENDITURE

The level of expenditure has been maintained at 1999 levels and is in line with the ratio to depreciation achieved over recent years.

Capital expenditure/depreciation (£m)


Ratio
2000
161
145
1.11
1999
155
145
1.07
1998
117
99
1.18
Capital expenditure (gross)
Depreciation

BALANCE SHEET AND GEARING

	2000 £m	1999 £m
Intangible fixed assets	**1,269**	302
Other net assets	**1,474**	990
	2,743	1,292
Equity including minority interests	**683**	686
Net borrowings	**2,060**	606
	2,743	1,292
Gearing (%)	**302**	88
Interest cover (times)	**3.7**	5.9

The balance sheet profile has changed dramatically with the acquisition of ANC. The level of borrowings is high but the Board is committed to reducing this through its disposal programme, as discussed above and in the Chairman's Statement in the Annual Review.

REFINANCING

Rexam financed the ANC acquisition with a new syndicated bank facility, comprising a Euro 2bn 5 year revolving credit facility and a US$1.6bn short term disposal financing facility. Rexam has exercised its option to extend the term of the US$1.6bn facility. The latter facility will be repaid out of disposal proceeds with any remaining balance refinanced. Schroder Salomon Smith Barney has been appointed by Rexam to arrange a £1bn Medium Term Note programme, which will form part of that refinancing programme.

FINANCIAL RISK MANAGEMENT

Derivative financial instruments are used to manage trading exposures, liabilities and assets under parameters laid down by the Board. They are used to manage interest rate, foreign exchange and commodity risks. The management of risk in commodity markets is relatively new to the Group, as first the acquisition of PLM and then ANC brought with them exposures to aluminium. These commodity risks have been integrated into Rexam's overall financial risk management structure.

In addition to using derivatives to hedge financial risks, they are used in strictly controlled ways and amounts from time to time on a speculative basis. Transactions of a hedging nature far exceeded those done for speculative trading, which were immaterial in 2000 and are therefore not disclosed in the Accounts.

The financial profile of the Group's net assets and borrowings changed significantly in 2000. Over 70% of Rexam's net assets and 90% of net borrowings are now denominated in US$ and Euros as illustrated by the chart below.

Net assets/net borrowings (£m)


Total
3,374
2,060
US$
1,366
1,114
Euros
1,053
774
Sterling
555
51
Other
400
121
Net assets
Net borrowings

The net assets shown above include goodwill previously written off to reserves as shown in Note 18a to the Accounts.

Interest rate risk

The objective of interest rate risk management is to reduce the exposure of the Group to the effects of rising short term interest rates on its borrowings and the converse on its cash and interest bearing securities. This is achieved by varying the proportion of fixed rate debt/investment relative to floating rate over the forward time horizon, mainly using interest rate swaps. The interest rate risk profile of the Group is set out in Note 18d to the Accounts, and the fair value position of its fixed rate borrowings and derivatives is shown in Note 18g to the Accounts.

Falling interest rates, particularly US$ and sterling, have reduced the mark to market value of Rexam's US$ swaps. However, the purpose of these swaps is to act as hedges against rising interest rates, not to acquire higher values. Where the swaps have lost value, it means that Rexam is then borrowing more cheaply on the floating rate part of its borrowings.

The sterling swaps, where Rexam receives fixed interest, were originally put in place to lock in gains on deposit income. Rexam's revised balance sheet profile eliminated those sterling deposits. However, these swaps are now of short duration and have a positive value in a falling interest rate environment.

Most of the Euro swaps were put in place in 2000 to hedge increased Euro borrowings financing the investment in ANC's European businesses. No significant changes have been made to US$ long term hedges, because the current level of US$ borrowings is expected to be reduced by disposals in due course. The shorter term peak in floating rate borrowings is being managed using short term hedge instruments.

Foreign exchange risk

Many of Rexam's businesses are involved in cross border trade transactions which inevitably introduce currency risks related to foreign exchange movements. Hedging strategies using forward currency contracts and other derivatives are put in place for managing these exposures, where appropriate. The Group usually hedges a higher proportion of the nearer term currency exposures than the expected (but not contractually committed) sales or purchases to be made further into the future. This active management of risk means that more cover is taken out when rates are judged to be favourable or to protect against increased risk.

Longer term foreign exchange contracts have been entered into to hedge the European beverage can business' longer term sales and purchasing contracts. As a result, some foreign exchange (FX) hedges extended beyond the end of 2001.

The fair value of FX hedge transactions is shown in Note 18g to the Accounts. No open FX positions at year end related to FX derivative trading activity. FX derivative contracts are used for hedging general business exposures in foreign currencies such as purchase and sale of goods and services, capital expenditures, and dividend flows. These are treated as hedge accounting, and they are only recognised when the purchase or sale transaction occurs.

Cross currency swaps and forward FX contracts are the main derivatives which are used, together with net currency borrowings, to manage currency balance sheet exposures. These are all hedge accounted, off-setting movements in assets. All gains and losses arising therefrom are taken to reserves. The recognition of gains or losses on all such financial instruments for which such hedge accounting treatment is applied are disclosed in Note 18h to the Accounts.

Commodity risk

The objective of commodity risk management is to identify those businesses which have exposures to commodities that are traded on commodity markets and to then determine which, if any, commodity market instruments are appropriate for hedging those exposures. The only commodity markets which the Group currently uses for management of such exposures is the London Metals Exchange (LME) for aluminium used by the European Beverage Can operation.

Purchase contracts for the supply of aluminium sheet set their price by reference to the LME spot price for an ingot. Expected forward requirements relating to such contracts to purchase aluminium are hedged through futures and other derivative contracts. When aluminium sheet is subsequently delivered, the supplier sets its final price by reference to the LME price; the hedges are then unwound and usually cash settled to match that price. The hedge contracts may extend over a number of years. Usually a higher proportion of short term exposures are hedged than those further into the future. The extent of the forward cover taken is judged according to the state of the spot market price, state of the aluminium price cycle and the price levels in the futures markets.

The fair value of commodity hedge transactions is shown in Note 18g to the Accounts. No commodity positions related to commodity trading or speculation activity at 31 December 2000. The commodity hedges relate to contracted and/or expected future purchases of aluminium sheet, which will be recognised through accounting for the inventory and subsequent manufacturing/sale process. The commodity contracts themselves are given hedge accounting treatment but are not carried in the balance sheet.

Rolf Börjesson
Chief Executive

Michael Hartnall
Finance Director

20 April 2001

REPORT OF THE DIRECTORS

The directors present their Report and the Group Accounts for the year ended 31 December 2000.

PRINCIPAL ACTIVITIES, BUSINESS REVIEW AND DEVELOPMENT

This information can be found in the separate Annual Review and in the Operating and Financial Review on pages 42 to 49.

2000 RESULTS

The consolidated profit before tax for the year ended 31 December 2000 was £60m. After charging tax and providing for minority interests and non equity dividends, the net profit attributable to ordinary shareholders was £5m. Equity dividends paid and proposed for the year amounted to £59m, leaving an amount of £54m which was deducted from reserves.

DIVIDENDS

The directors are proposing a final dividend of 8.7p per ordinary share which, subject to shareholder approval, will be paid on 3 July 2001 to shareholders on the register at 8 June 2001. When taken with the interim dividend of 6.4p per ordinary share paid to eligible shareholders on 6 November 2000, this makes a total dividend of 15.1p per ordinary share for the year ended 31 December 2000 (1999: 14.8p per share).

Cash dividends paid on the Company's ordinary shares can be reinvested in Rexam PLC ordinary shares through the Dividend Reinvestment Plan, details of which can be found in Shareholder Information on page 36 of the Annual Review.

On 30 September 2000, a dividend of 4.794p per share was paid to B shareholders.

Dividends on the 7.75p convertible cumulative preference shares are payable on 31 March and 30 September each year.

PRINCIPAL ACQUISITIONS AND DISPOSALS

Details of the Group's acquisitions and disposals can be found in the Operating and Financial Review on pages 46 and 47. The following is a summary of the significant transactions completed during the year.

Acquisition

It was announced on 3 April 2000 that conditional agreement had been reached to acquire the US beverage can manufacturer, American National Can Group, Inc (ANC), through a cash tender offer. Following regulatory approval from the EU Commission and acceptance by a majority of ANC shareholders, the cash tender offer was completed on 28 July 2000 for a consideration of £1.5bn.

Disposals

On 20 March 2000, the Group announced the sale of its Bulk Packaging division to Bulk Packaging Group BV, for a net cash consideration of £20m, as amended by reference to net asset and other adjustments. The sale of the Bulk Packaging division, together with the sale of the Corrugated Packaging division in 1999, completed the sale of the Industrial Packaging Sector.

On 4 April 2000 it was announced that agreement had been reached to sell the Group's Printing Sector to John Mansfield Group PLC for a net cash consideration of £80m, as amended by reference to net asset and other adjustments. The sale was completed on 28 April 2000.

The sale of the Group's pharmaceutical folding carton operations in Puerto Rico to PCI Services Inc was completed on 19 July 2000 for a net cash consideration of £23m, as amended by reference to net asset and other adjustments.

The Group's US metallising operations within the Coated Films and Papers Sector were sold to Vacumet Corp on 28 July 2000 for a net cash consideration of £28m, as amended by reference to net asset and other adjustments.

Agreement to sell the Release division of the Coated Films and Papers Sector to the Lohja Group for £85m, subject to net asset and other adjustments, was announced on 21 December 2000. The sale was completed on 28 February 2001 following regulatory clearance.

A conditional agreement was signed on 6 March 2001 to sell the Decorative Specialties International division of the Coated Films and Papers Sector to FiberMark Inc for £92m, subject to net asset and other adjustments. The sale was completed on 18 April 2001 following regulatory clearance and the completion of a debt finance offering.

DIRECTORS

Details of the Board of directors at the date of this Report are set out on pages 26 and 27 of the Annual Review.

Mr Alain Gomez, a non executive director, retired at the Annual General Meeting on 17 May 2000 and Mr Rob Gluskin retired as an executive director on 1 August 2000.

On 17 May 2000, Mr Michael Buzzacott was appointed as a non executive director and, on 29 September 2000, Mr Francis Labbé was appointed as an executive director. In accordance with the Articles of Association of the Company, they will retire at the Annual General Meeting 2001 and, being eligible, offer themselves for election.

The directors who, under the Articles of Association, are to retire at the Annual General Meeting 2001 and who offer themselves for re-election are Mr Yves Dominioni, an executive director and Mr David Tucker, a non executive director. The service contracts of all executive directors are available for inspection at the registered office of the Company and will be available at the Annual General Meeting.

DISCLOSABLE INTERESTS

No director was interested during or at the end of the year in any contract of significance in relation to the business of the Company or its subsidiary undertakings. The executive directors are deemed, however, to have an interest in the Rexam PLC ordinary shares held by the Rexam Employee Share Trust as detailed in Note 12 to the Accounts on page 80.

Full details of the share interests of those directors who held office on 31 December 2000, and their families, are set out in the Remuneration Report on pages 56 to 62.

SHARE CAPITAL

Details of the Company's ordinary, preference and B share capital as at 1 January 2000 and the ordinary and preference share capital as at 31 December 2000 can be found in Note 21 to the Accounts on pages 87 and 88.

On 30 September 2000, all 3,192,222 B shares remaining in issue were redeemed at their nominal value of £1 per share and cancelled from the authorised and issued share capital.

EMPLOYEE SHARE SCHEMES

Long Term Incentive Scheme

Details of the Long Term Incentive Scheme are contained in the Remuneration Report on page 57.

Awards of options over 1,281,300 ordinary shares were made on 18 April 2000 to members of the Group Management Committee. Options granted under the 1996 plan were surrendered on 31 December 2000 as the performance criterion had not been achieved.

The total number of ordinary shares under option in respect of the 1999 and 2000 plans at 31 December 2000 and 20 April 2001 is 2,289,800.

Executive Share Option Schemes 1984 and 1997

The 1984 Scheme expired in 1994 and a number of outstanding options remain capable of being exercised until expiry of the exercise period for the relevant grant. Options are generally exercisable between three and ten years from the date of grant.

Under the 1997 Scheme 3,129,924 and 22,275 ordinary shares were granted under option on10 April 2000 and 18 September 2000 at an acquisition price of £2.2375 and £2.413 per share respectively. Options over 2,713,100 ordinary shares were granted on 19 April 2001 at an acquisition price of £2.5583 per share. The performance criterion for the 2000 and 2001 grants is based on economic profit growth which is explained in the Remuneration Report on page 57.

Options over ordinary shares have been granted under the 1984 and 1997 Schemes at acquisition prices varying between £1.998 and £4.954 per share. The total number of ordinary shares under option at 31 December 2000 and 20 April 2001 is 14,726,600 and 16,693,614 respectively.

Savings Related Share Option Schemes 1988 and 1997

The 1988 Scheme expired in May 1998 and outstanding options are generally exercisable within six months of the fifth or seventh anniversary of the opening of the related sharesave contract.

Options over 1,800,486 ordinary shares were granted under the 1997 Scheme on 4 October 2000 at an acquisition price of £1.97 per share and are generally exercisable within six months of either the third, fifth or seventh anniversary of the opening of the related sharesave contract.

Options over ordinary shares have been granted under the 1988 and 1997 Schemes at acquisition prices varying between £1.61 and £4.02 per share. The total number of ordinary shares under option at 31 December 2000 and 20 April 2001 is 4,445,478 and 4,329,822 respectively.

ECONOMIC MONETARY UNION

The Group's operations are able to effect transactions in Euros following the introduction of the Euro on 1 January 1999. The accounting records of Rexam's subsidiaries in the Euro zone are in the process of being converted. The additional costs arising from the conversion to Euro are not expected to be significant.

RESEARCH AND DEVELOPMENT

Expenditure during the year amounted to £25m (1999: £22m).

ENVIRONMENT

Further details can be found in the People, communication and environment section on pages 23 to 25 in the Annual Review.

SUBSTANTIAL SHAREHOLDINGS

As at the date of this Report, the Company had received notification from the following financial institutions of their own and their clients' interests of 3% or more in the issued ordinary share capital of the Company.

The number of shares and percentage interest stated are as disclosed at the date on which the holding was notified.

	Shares	%
The AEGON UK plc Group of Companies	15,979,739	4.03
Standard Life Investments	15,727,048	3.97

AUTHORITY FOR PURCHASE OF OWN SHARES

At the Annual General Meeting 2000, shareholders passed a special resolution authorising the Company, in accordance with the Articles of Association, to purchase up to 39.54m of its own ordinary shares in the market. At the date of this Report, no shares had been purchased under this authority. The directors are seeking to renew the authority at the Annual General Meeting 2001. Further details can be found in the AGM circular.

CREDITOR PAYMENT POLICY

The Group's operating businesses are responsible for the terms and conditions under which they conduct business transactions with their suppliers. It is Group policy to agree the terms of payment and make payments to suppliers in accordance with those terms, provided that suppliers have complied with all relevant terms and conditions.

The Company had 29 days' (1999: 32 days') purchases outstanding at 31 December 2000 based on the average daily amount invoiced by suppliers.

DONATIONS

Donations made by the Group for charitable purposes in the UK were £29,000 (1999: £101,000). The worldwide total amounted to £283,000 (1999: £315,000). No donations were made for political purposes.

EMPLOYMENT POLICIES

The Group has employment policies to meet the needs of its Sectors and the locations in which they operate around the world. The policies give all persons equal opportunities with other employees to apply, train and attain any position within the Group, having regard for an individual's aptitudes and abilities.

The Horizon Program is a Group management and career development program that aims to achieve a unified approach to the career progression of Rexam people through structured programs run globally for varying management levels. The Program seeks to recruit, retain and develop the best people by providing constant challenge both in terms of career opportunities and development modules.

Disabled people are given full consideration for employment and subsequent training, career development and promotion on the basis of their aptitudes and abilities. An employee who becomes disabled whilst employed by the Group is given every opportunity to continue in their present role or, alternatively, to retrain for employment in a different one.

Employees are encouraged to give their views on any aspect of the Group's business and, through local management, are informed and encouraged to contribute to decision making on matters affecting their jobs. The Rexam European Forum operates as a communication and consultation body within the Group and brings together representatives from each country within the European Union in which Rexam operates.

Every employee has access to the Annual Review and Annual Accounts which are also available on the Company's web site, www.rexam.com. A summary of the financial highlights is included in @Rexam, an employee magazine that is published twice a year in thirteen languages for worldwide distribution.

Share ownership is promoted through well established Savings Related Share Option Schemes in the UK, and the Executive Share Option Schemes and the Long Term Incentive Scheme promote share ownership for senior employees on a worldwide basis.

The Rexam and PLM UK pension plans were merged on 6 April 2000 and changed to the career revalued average basis of calculation. Presentations and personalised literature explained the changes to the pension arrangements and all UK employees were encouraged to join the new pension plan. The Rexam Pensions Department meets regularly with employee representatives to explain changes to pension legislation. Further details of the Group's pension schemes can be found in the Operating and Financial Review on pages 45 and 46.

ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held at 11.00am on Tuesday 12 June 2001 at Church House, Dean's Yard, London SW1, details of which can be found in the AGM circular.

AUDITORS

Ernst & Young has expressed their willingness to continue in office and a resolution to this effect will be proposed at the Annual General Meeting 2001. Ernst & Young has stated that, subject to the approval of its partners, it is intending to transfer its business to a limited liability partnership, Ernst & Young LLP, during the year. If this happens, it is the current intention of the directors to use their statutory powers to treat the appointment of Ernst & Young as extending to Ernst & Young LLP.

On behalf of the Board
David Gibson
Company Secretary

20 April 2001

CORPORATE GOVERNANCE

COMPLIANCE

During 2000, Rexam fully complied with all the provisions set out in Section 1 of the Combined Code as published by the Financial Services Authority and which forms part of the Listing Rules of the UK Listing Authority.

A summary of the Group's procedures for applying the principles of corporate governance is as follows:

The Board

Rexam's Board considers that its primary role is to provide leadership and to develop a coherent long term strategy for the Group. Its other roles are to supervise the management, to maintain control over the Group's assets and to establish high ethical standards of behaviour, together with developing robust corporate governance and risk management practices and procedures.

Newly appointed directors who are holding a directorship in a listed company for the first time are given appropriate external training. The Company Secretary is available to give advice to the directors on Board procedures and regulatory compliance and, should a director reasonably request independent professional advice to carry out his duties, such advice is available to him at the Company's expense.

The Board monitors the performance of the management and aims to ensure that the policies adopted are not only in the long term interest of shareholders but also meet the needs of Rexam's customers, employees, suppliers and local communities.

Chairman and Chief Executive

Rexam has a Chairman and a Deputy Chairman, both of whom are non executive, and a Chief Executive. There is a clear division of responsibility between the positions with the Chairman responsible for the running of the Board and the Chief Executive responsible for the running of the Group's business. John Warren is the Deputy Chairman and also the senior independent director on the Board.

Matters referred to the Board are considered by the Board as a whole and no one individual has unrestricted powers of decision.

Board balance

Directors of different nationalities with wide international experience have been appointed by the Board as a majority of Rexam's activities are overseas. The present nine member Board consists of five Britons and four Continental Europeans. Their biographies are shown on pages 26 and 27 of the Annual Review.

The Board works as a team, but independence of thought and approach are encouraged. Influence is balanced within the Board by virtue of having a non executive Chairman, a non executive Deputy Chairman and two non executive directors, all of whom are independent, a Chief Executive and four executive directors.

Supply of information to the Board

The Board holds seven scheduled meetings a year, with others called as necessary. At each meeting members are provided with detailed financial and operating information, designed to ensure that the Board members are properly appraised of the Group's performance and on any other matter which is referred to the Board for consideration. The Board maintains a schedule of matters that require its specific approval, including all acquisitions and disposals of businesses over £10m, and all capital expenditure projects over £10m. However, any capital expenditure project which does not meet the Group's primary financial criteria requires Board approval regardless of the amount. Further details on internal control and internal financial control are given on page 54.

Appointments to the Board

The Nomination Committee, which consists of all the non executive directors, proposes Board nominations, which are then considered and approved by the full Board. Membership of the Nomination Committee is shown on page 55.

Re-election of the Board

The Board accepts that each director should be required to submit himself for re-election at least every three years. The Company's Articles of Association state that a director should be proposed for election if he has been appointed to the Board since the last Annual General Meeting, or proposed for re-election if he has held office for more than thirty months at the date of the next Annual General Meeting. Non executive directors are subject to the re-election requirements and serve the Company under letters of appointment which are for a three year term, and can be extended for a further three year term. It is the Board's policy that non executive directors do not usually serve on the Board for more than nine years.

Level and composition of directors' remuneration

The Board recognises the importance of executive directors' remuneration not only to motivate and retain the individuals concerned, but also in the wider context both within the Company and in comparable geographic and business areas. Remuneration is composed of both short term and long term elements that are related to corporate and individual performance. There is also a requirement for executive directors to build up shareholdings in the Company following the exercise of share options to encourage them to identify with the interests of shareholders.

Policy procedure for directors' remuneration
The Remuneration Committee, which consists of the Chairman, Deputy Chairman and the non executive directors, determines remuneration levels and specific packages appropriate for each executive director, and takes account of the annual salary negotiations for each Sector. No director is permitted to vote on his own remuneration. The Remuneration Committee considers that the procedures in place provide a level of remuneration for the directors which is both appropriate for the individuals concerned and in the best interest of shareholders. Membership of the Remuneration Committee is shown on page 55.

The remuneration of the Chairman is determined by the Remuneration Committee (the Chairman absenting himself from the discussions) and non executive directors' fees are recommended by the Chairman and Chief Executive and approved by the Board.

Disclosure of directors' remuneration
Information as to directors' emoluments, pension contributions and salary supplements is disclosed in the Remuneration Report on pages 56 to 62.

Dialogue with shareholders
The Board believes that good communication with shareholders is important. There are programmes for the Chairman, Chief Executive and Finance Director to meet with the Company's institutional investors in the UK, US and Continental Europe. Presentations are made on the operating and financial performance of the Group and its longer term strategy.

The principal communication with private investors is through the Annual Review, the Interim Report and the Annual General Meeting. A presentation is made at the Annual General Meeting to encourage greater awareness of the Group's activities and shareholders are given the opportunity to ask questions of the Board and meet the directors after the Meeting. Proxy votes cast in respect of resolutions proposed at the Meeting are announced after the shareholders present have voted on each resolution. Notice of the Annual General Meeting is posted to shareholders with the Annual Review.

Financial and other information is made available on the Company's web site, www.rexam.com.

Financial reporting
The intention of the Annual Report, and the Interim Report published each autumn, is to provide a clear and frank assessment of the performance and prospects of Rexam. The Annual Review, which forms part of the Annual Report, qualifies as a Summary Financial Statement and condenses and makes more readily understandable the information contained in the full Annual Report.

Internal control
The Board confirms that it has carried out a review of the effectiveness of the system of internal control operated in the Group during 2000. In order to discharge its responsibilities in this regard the Board has established the procedures necessary to implement the internal control requirements of the Combined Code.

All directors are responsible for establishing and maintaining an effective system of internal control within the Group. Although no system of internal control can provide absolute assurance against material misstatement or loss, the Group's systems are designed to provide the Board with reasonable assurance that any problems are identified and dealt with appropriately.

The key procedures which the Board has established with a view to providing effective internal control are:

i The Group has a comprehensive system for reporting financial results to the Board. An annual target and three year strategic review are prepared for each business and are consolidated for review by the Board before being formally adopted. During the year monthly management accounts, including cash flow and capital expenditure reporting, are prepared with a comparison against target and prior year. Revised forecasts are made in the light of this comparison and also reviewed by the Board.

ii There are clearly defined lines of responsibility and levels of authority in operation throughout the Group, with specific matters reserved for the Board.

iii Businesses are decentralised with operating autonomy and financial responsibility delegated to local management having regard to acceptable levels of authority and risk.

iv There are formal written Group financial procedures and controls in operation, including specific consideration of treasury matters.

v An internal audit function monitors the accounting or financial control systems in operation throughout the Group and reports on its findings to the Audit Committee.

vi An internal risk management function together with Sector management are responsible for monitoring the processes within the Group which identify, evaluate and manage the significant risks faced by Group businesses. Reports on their findings are made to the Audit Committee. The scope and responsibility of the risk management function will be adjusted where necessary to ensure continuing compliance with the wider aspects of internal control arising out of the Turnbull Committee's findings.

Audit Committee and Auditors
The Audit Committee consists of the Chairman and the non executive directors with the Finance Director and head of internal audit in attendance for part of each meeting. The Committee's work is described on page 55 and it reports its findings to the Board.

Ernst & Young have been Rexam's auditors for many years and, although this has been a long term relationship, the scope, cost and effectiveness of the audit are reviewed regularly.

Group Management Committee

The Board delegates the management of the Group to the Chief Executive and the executive directors. The Chief Executive chairs a Group Management Committee (the GMC) which consists of the executive directors and certain Sector and senior corporate officers as shown on pages 26 and 27 of the Annual Review. Whilst the GMC is not formally a committee of the Board, the Chief Executive reports on its work and activities to the Board. The GMC usually meets six times a year.

GOING CONCERN

The directors, having made appropriate enquiries, have a reasonable expectation that Rexam PLC and the Group have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the Accounts on pages 63 to 92.

COMMITTEES OF THE BOARD AND MAIN TERMS OF REFERENCE

In addition to regular formal Board meetings the Company operates through various Board committees. The Chief Executive's Committee, whose members are the Chief Executive and any two other directors, has responsibility to approve certain matters above established financial limits other than those specifically reserved to the Board. The other committees and their main terms of reference are set out below.

Membership of the Audit and Remuneration Committees is restricted to the independent non executive directors and they also participate in most other committees. Where applicable, the date on which a new member was appointed to a committee is given.

Audit Committee

John Warren	Chairman of Committee
Michael Buzzacott	(appointed 17 May 2000)
Alain Gomez	(resigned 17 May 2000)
Jeremy Lancaster	
David Tucker	

The Committee meets at least twice a year with a senior partner of the external auditors, Ernst & Young. At the request of the Committee's Chairman, the Finance Director, the Company Secretary and the head of internal audit attend for part of each meeting. The first meeting, within the annual audit cycle, is to review the nature and scope of the audit and to consider any additional special reviews that may be necessary. The second meeting is prior to the approval of the Annual Report and considers the annual audit and any special reviews undertaken. The Committee is responsible for reviewing the Annual Report and Interim Report before their submission to the Board, and approves the annual programme of internal audit assignments. Finally the Committee reviews and reports on the risk management policy and commercial and financial risks faced by the Group, and has responsibility for reporting to the Board on the wider aspects of internal control.

Finance Committee

Michael Hartnall	Chairman of Committee
Rolf Börjesson	
Michael Buzzacott	(appointed 7 March 2001)
Chris Bowmer	Treasurer
Jeremy Lancaster	
Alan Orsich	Independent Advisor (resigned 30 September 2000)
John Warren	

To review the major aspects of the Group's financial operations, including currency exposures and interest rate management.

Remuneration Committee

Jeremy Lancaster	Chairman of Committee
Michael Buzzacott	(appointed 17 May 2000)
Alain Gomez	(resigned 17 May 2000)
David Tucker	
John Warren	

The main terms of reference of this Committee are set out in the Remuneration Report on page 56.

Nomination Committee

Jeremy Lancaster	Chairman of Committee
Rolf Börjesson	
Michael Buzzacott	(appointed 17 May 2000)
Alain Gomez	(resigned 17 May 2000)
Michael Hartnall	
David Tucker	
John Warren	

To recommend the nomination of directors for appointment to the Board and as holders of any executive office.

Pensions Committee

Michael Hartnall	Chairman of Committee
Frank Brown	Director of US Administration
Jeremy Lancaster	
Peter Moxom	Director of Human Resources

To review pension scheme controls, benefits and funding and to consider the appointment of Company trustees to the pension schemes.

Share Options Committee

Any director	
Chris Bowmer	Treasurer
David Gibson	Company Secretary
Jennifer Smith	Assistant Company Secretary

To grant options to employees over ordinary shares in the Company under the Savings Related Share Option Scheme and to allot shares under that Scheme and the Executive Share Option Scheme. A chairman is elected at each meeting.

REMUNERATION REPORT

The Board presents the Remuneration Report for the year ended 31 December 2000.

COMPLIANCE

The constitution, responsibilities and procedures of the Remuneration Committee ("the Committee") have complied throughout the year with those aspects of the principles of good governance and code of best practice as relate to directors' remuneration contained in the Combined Code which forms part of the Listing Rules of the UK Listing Authority. In particular the Committee confirms that the best practice provisions set out in Schedule A to the Combined Code have been followed in framing its remuneration policy for executive directors. The Auditors' Report on page 63 has confirmed that the scope of their report on the Accounts covers the disclosures contained in this Report that are specified for review by the UK Listing Authority.

CONSTITUTION

The current members of the Committee, all of whom are independent non executive directors, are Jeremy Lancaster (Chairman of the Committee), Michael Buzzacott, David Tucker and John Warren. Other than in respect of their shareholdings in Rexam, they have no personal financial interests in the matters to be decided and no potential conflicts arising from cross directorships or day to day involvement in the running of the Group.

MAIN RESPONSIBILITIES

The Committee is responsible for determining basic salaries, short and long term cash incentive schemes, pension rights, any initial or termination payments to executive directors and the amount and conditions of any other payments made to them. The Committee is also responsible for any incentive schemes involving the shares of the Company.

The remuneration of the Chairman of the Board is determined by the Committee (the Chairman absenting himself from the discussions) and non executive directors' fees are recommended by the Chairman of the Board and the Chief Executive and approved by the Board.

REMUNERATION POLICY

Rexam's executive directors' remuneration policy is in line with the Company's overall practice on pay and benefits. The policy of the Committee is that:

i executive directors should be paid a basic salary which is comparable across a broad spectrum of companies of similar size from all sectors and competitive with those paid for similar jobs in the industry and country in which they are based;

ii there should be incentive arrangements which are comparable to international companies of a similar size and which enable executive directors to earn substantially more than their basic salary when the Group and, where appropriate, the Sector for which they are responsible performs well.

The combination of (i) and (ii) must be sufficient to attract, retain and motivate individuals of the high calibre required to meet the Group's needs and aspirations.

BASIC SALARIES

These are determined on an assessment of competitive market practice, using comparator information and specialist external advice. Each executive director receives a salary which reflects his responsibilities, experience and performance. Following a number of years when executive director salaries were generally increased only in line with price inflation, the Remuneration Committee approved higher salary increases effective from 1 January 2001 to bring executive director salaries into line with market rates.

SHORT TERM BONUSES

Michael Hartnall has not been a member of any short term bonus scheme since 1994 but, from 1 January 2001, he will participate at a lower level than the other directors in the annual bonus scheme. The scheme depends upon the realisation of demanding Group profit before tax and, in 2001, cash generation targets. Group and Sector directors participating in the scheme must achieve their respective Sector's operating profit, working capital and cash generation targets.

The UK pension arrangements since 6 April 2000 are on the basis of career revalued average which means that pension accumulates on a yearly basis. In order to ensure equity between the previous pension arrangements and the new arrangements, bonuses are included for pension purposes for uncapped directors, the only one of whom is Michael Hartnall. Bonuses payable to UK capped directors are not pensionable.

EMPLOYEE SHARE SCHEMES

Executive Share Option Schemes

During the period 1984 to 1993 executive directors were granted options over ordinary shares under the Executive Share Option Scheme 1984. The balance of options granted to directors under this Scheme is shown on page 61. No grants were made to directors after 1993 and this Scheme expired in 1994 although a number of options remain capable of being exercised.

The Executive Share Option Scheme 1997 aims to closely align the long term incentive awards of executive directors and senior managers worldwide with the returns to shareholders. Options are granted on an annual basis with the value of shares being derived from the acquistion price and a multiple of between a half and one times basic salary, dependent upon job grade. The acquisition price is set using the average of the mid market price of a Rexam ordinary share for the three days preceding the date of grant.

The performance target for the 2000 grant was based on economic profit growth whereby the economic profit for 1999 is increased over the three year measurement period, commencing 1 January 2000, at a growth rate of 4% per annum. With the Committee's approval the performance target may be adjusted for subsequent acquisitions and disposals. If economic profit is below this target then no share options will be capable of being exercised. Economic profit is defined as operating profit less a capital charge on average net assets.

There were no deviations from this policy in 2000 and the 2001 options have been granted on the same basis.

Details of grants made to directors under this Scheme are shown on page 61.

Long Term Incentive Scheme

During 1994 the Company introduced a Long Term Incentive Scheme under which annual awards of options over ordinary shares may be made to certain senior executives at the discretion of the Committee. All options with a measurement period commencing on 1 January 1996 have now lapsed as the vesting criterion which was based on total shareholder return has not been met. Details of the lapsed 1996 awards made to directors are shown on page 60.

Options are awarded over such number of shares as results from dividing a multiple of basic salary by the average ordinary share price for the preceding year and, subject to vesting, the award may be exercised at nil cost to the participant. Awards were granted to members of the Group Management Committee in April 2000 based on 1.2 times basic salary and the average ordinary share price of £2.4485 per share.

The vesting of options granted in 1999 and 2000 will be determined by comparing the total return received by a shareholder investing in Rexam with the total return that would have been obtained by investing in each of the companies comprising the specified industrial comparator group of 60 companies listed on the London Stock Exchange at the beginning of the measurement period. If Rexam ranks below the median at the end of the measurement period then no options will vest, whilst outstanding performance ranking Rexam at or above the top tenth percentile will result in the vesting of the entire option. At the median, 25% of the option will vest with a straight line accrual between the median and the tenth percentile.

Awards of options for the measurement period commencing 1 January 2001 will be based on 3 times basic salary and the average ordinary share price for 2000. The comparator group remains unchanged and, at the median, 8% of the option will vest with a straight line accrual between the median and the twenty-fifth percentile at which 33% of the option will vest, 66% will vest at the tenth percentile and 100% at the fifth percentile. The higher levels of vesting have been introduced for outstanding performance in order to strongly incentivise senior management to achieve the highest levels of shareholder return.

Details of awards made to directors under this Scheme are shown on page 60.

Savings Related Share Option Schemes

Eligible UK employees, including directors, are permitted to participate in the Company's Savings Related Share Option Schemes and options are generally exercisable within six months of either the third, fifth or seventh anniversary of the opening of the related sharesave contract.

SHAREHOLDING REQUIREMENT

In order to forge a closer community of interest with shareholders, executive directors and certain senior executives are encouraged to accumulate a shareholding over time, either from shares acquired on the exercise of their share options or other sources. The number of shares to be held varies according to the seniority of the director or executive. Save where the Committee specifically permits otherwise, the shareholding shall be retained until at least age 55 after which an individual shall no longer be subject to the shareholding requirement and may receive the value of his shareholding to facilitate retirement planning. Whilst many directors and senior executives hold shares in the Company it is premature for any of them to fulfil these obligations as no relevant share options have been exercised since the inception of this requirement.

NON EXECUTIVE DIRECTORS

The remuneration of the Chairman and non executive directors is determined having regard to the time spent on Rexam's behalf and after review of current practice in the UK. They are not required to hold shares in the Company and do not participate in any short term bonus scheme, the Long Term Incentive Scheme or the other share option schemes.

PENSIONS AND MEDICAL BENEFITS

Following the merger of the UK pension plans and the change to the career revalued average basis of calculation on 6 April 2000, Michael Hartnall retained his existing rights to the pension provided under the Rexam Executive Benefit Plan, which is now part of the Rexam Pension Plan. His pension is payable from age 60 and will be the greater of the pension calculated under the pre 6 April 2000 and the post 6 April 2000 arrangements. The post 6 April 2000 arrangements are based on the total accummulated pension value, averaged over his working lifetime with Rexam, and increased by RPI plus 1% per annum. The pre 6 April 2000 arrangements are based on a percentage of relevant basic salary for the best consecutive twelve months in the five years preceding retirement with the percentage being dependent on length of service. The maximum percentage applied is two thirds of the relevant basic salary.

Rolf Börjesson is a member of the Rexam Pension Plan for life cover only in respect of basic salary up to the Inland Revenue cap on earnings. He also receives a payment, which was increased on 1 September 2000 from 50% to 60% of his basic salary, to enable him to provide himself with appropriate pension and life assurance benefits. When Mr Börjesson left PLM and joined Rexam in 1996 he forfeited his pension rights for which Rexam did not recompense him. It has been agreed to reinstate (on an unfunded basis) the pension rights to which he would have been entitled on retirement from PLM. These rights comprised a pension for five years from the date of retirement and an additional pension from age 65 to age 75.

Yves Dominioni is a member of the French complementary pension system, known as AGIRC, for his French earnings. For that part of his basic salary paid in the UK he is paid a salary supplement, net of tax, equivalent to 20% of basic salary together with a payment to enable him to provide life assurance cover in respect of that portion of his basic salary.

Lars Emilson is a member of the Swedish collective pension scheme, the ITP, which provides for a pension from age 65. Should he request to retire from age 62, the Group will provide him with an income between the date of retirement and age 65 equivalent to 70% of his basic salary, together with continued contributions to the ITP, after which he will be entitled to draw his pension from the ITP. In addition to his ITP pension, currently about SEK432,000, Mr Emilson will receive a pension equivalent to a further 10% of his pensionable salary at retirement from age 65 to age 75.

Francis Labbé is a member of the Rexam Pension Plan in respect of basic salary up to the Inland Revenue cap on earnings. His pension is a percentage of the relevant elements of his salary revalued to age 60. He also receives a payment equivalent to 50% of his basic salary in excess of the Inland Revenue cap to enable him to provide himself with appropriate pension and life assurance benefits.

Rob Gluskin is a member of the Rexam Inc Retirement Income Pension, Pension Restoration and the Senior Executive Retirement Plans until 31 October 2001 when his employment ceases. Bob Hamilton was a member of the same US Plans until his employment ceased on 31 December 2000.

Private medical cover is also provided for the executive directors and their dependents.

CONTRACTS OF EMPLOYMENT

Yves Dominioni, who is offering himself for re-election at the 2001 AGM, has a pre-existing French rolling contract which, whilst terminable on six months notice, contains, in accordance with normal practice in France, provisions for compensation on termination in excess of one year's salary. Francis Labbé joined Rexam under a UK contract of employment which is terminable during the first two years of his employment on two years' notice, thereafter it reduces to a one year notice period. Mr Labbé, who was appointed a director since the 2000 AGM, is offering himself for election at the 2001 AGM.

Rolf Börjesson and Michael Hartnall serve the Company under contracts terminable on not more than two years' notice. Lars Emilson had a pre-existing Swedish employment contract with PLM AB which was terminable on two years' notice. Rexam will continue to honour that contract following Mr Emilson's transfer to the UK, until his planned retirement in 2003.

The non executive directors do not have contracts of employment and are engaged in accordance with letters of appointment for fixed periods of three years.

The Board supports the Combined Code's objective to reduce notice periods under directors' contracts to one year or less and has adopted a policy that all UK based directors will be on two year contracts initially, reducing to one year thereafter. Existing directors will maintain their current rights to a two year notice period and any new UK based recruitments will operate under the new policy. The Remuneration Committee will continue to review this policy in the light of the response to this requirement by major UK companies. Non UK based directors will be employed upon the basis of usual practice in their country of domicile.

In the event of any UK based directors' contract being terminated for reasons of breach by the Company (other than upon a change in control) compensation will be paid monthly in accordance with the terms of the contract until the earlier of the director commencing in a new position or the contract term expiring.

DIRECTORS' EMOLUMENTS

	2000 Fees/salary £000	2000 Performance related pay £000	2000 Benefits £000	2000 Total £000	1999 Fees/salary £000	1999 Performance related pay £000	1999 Benefits £000	1999 Total £000
Chairman								
Jeremy Lancaster	140	–	–	140	140	–	–	140
Deputy Chairman								
John Warren	30	–	–	30	30	–	–	30
Non executive directors								
Michael Buzzacott (from 17.05.2000)	19	–	–	19	–	–	–	–
Alain Gomez (until 17.05.2000)	11	–	–	11	30	–	–	30
David Tucker	30	–	–	30	30	–	–	30
	230	–	–	230	230	–	–	230
Executive directors								
Rolf Börjesson	535	146	14	695	520	157	15	692
Yves Dominioni	276	43	6	325	202	59	2	263
Lars Emilson (from 21.10.1999)	203	84	7	294	39	14	1	54
Rob Gluskin (until 01.08.2000)	161	123	19	303	253	212	46	511
Bob Hamilton (until 15.09.1999)	–	–	–	–	208	93	17	318
Michael Hartnall	330	–	8	338	317	–	8	325
Francis Labbé (from 29.09.2000)	84	21	–	105	–	–	–	–
Ron Shakesheff (until 14.10.1999)	–	–	–	–	188	165	10	363
	1,589	417	54	2,060	1,727	700	99	2,526
	1,819	417	54	2,290	1,957	700	99	2,756

The salaries for Rolf Börjesson, Yves Dominioni and Francis Labbé exclude the salary supplements for personal pension and life assurance benefits; these are shown in the table on page 60. Rolf Börjesson, Lars Emilson and Francis Labbé are all entitled to receive a housing allowance to assist them in moving to London from overseas. These allowances are excluded for the purpose of calculating pension or incentive entitlements. During 2000, Yves Dominioni was on expatriate status in Hong Kong and received additional living allowances of £68,416 in order to help him meet living expenses in that territory. The housing and living allowances are included in the salaries disclosed above.

The value of benefits received relates mainly to the provision of a car and medical cover.

David Tucker was appointed as Chairman of the Investment Committee to the Rexam Pension Plan on 1 July 2000 and, during 2000, received fees of £6,000 from the Rexam Pension Plan in addition to his fees as a non executive director.

Rob Gluskin retired as a director of the Company on 1 August 2000 but remains an employee of the Group until 31 October 2001. In addition to the amounts disclosed above he will receive approximately £475,000, in cash and benefits, pursuant to a separation and settlement agreement signed in respect of his retirement from office. These amounts are to be paid over the period from 1 August 2000 to 31 October 2001. The performance related pay figure in 2000 for Rob Gluskin includes £123,133 in respect of the US rolling three year cash bonus plan.

The table below gives information on pension contributions and salary supplements for personal pensions and life assurance benefits for executive directors:

	2000 Pension contributions £000	2000 Salary supplements £000	1999 Pension contributions £000	1999 Salary supplements £000
Rolf Börjesson	27	227	27	203
Yves Dominioni	–	49	–	42
Lars Emilson (from 21.10.1999)	50	–	7	–
Rob Gluskin (until 01.08.2000)	–	2	–	3
Bob Hamilton (until 15.09.1999)	–	–	–	2
Michael Hartnall	79	–	76	–
Francis Labbé (from 29.09.2000)	6	24	–	–
Ron Shakesheff (until 14.10.1999)	–	–	17	71
	162	302	127	321

The pension contributions are paid by the relevant Group businesses.

In addition to the above pension contributions, Rolf Börjesson has an entitlement as shown in the table below in respect of the reinstatement of his Swedish pension rights which are described in "Pensions and Medical Benefits" on page 58.

The following table details the transfer value of the increases (less directors contributions), the increase in accrued pension benefits (excluding increases for inflation) and the accumulated accrued pension benefit for executive directors:

	2000 Transfer value of increase £000	2000 Increase in accrued benefits £000	2000 Accrued benefit per annum £000	1999 Transfer value of increase £000	1999 Increase in accrued benefits £000	1999 Accrued benefit per annum £000
Rolf Börjesson	460	118	118	–	–	–
Lars Emilson (from 21.10.1999)	93	24	46	15	4	23
Michael Hartnall	276	16	196	278	17	175
Francis Labbé (from 29.09.2000)	4	1	1	–	–	–
Ron Shakesheff (until 14.10.1999)	–	–	–	44	3	30

The accrued lump sum benefit in respect of Rob Gluskin at 31 December 2000 was £490,909 (1999: 416,265), the transfer value of the increase amounted to £22,000 (1999: £128,000) and the increase in the accrued benefit amounted to £22,000 (1999: £124,000). For Bob Hamilton, the accrued lump sum benefit at 31 December 2000 was £273,496 (1999: £273,496), the transfer value of the increase amounted to £nil (1999: 76,000) and the increase in the accrued benefit amounted to £nil (1999: £77,000).

OPTIONS

The maximum number of options over ordinary shares awarded under the Long Term Incentive Scheme to each named director on 1 April 1999 and 18 April 2000 in respect of the 1999 and 2000 plans respectively, assuming that 100% becomes exercisable, is set out below.

The measurement periods for the 1999 and 2000 plans commenced on 1 January 1999 and 1 January 2000 and currently run to 31 December 2001 and 31 December 2002 respectively.

The options awarded under the 1996 plan to Rolf Börjesson, 67,300 shares, Yves Dominioni, 8,000 shares, Rob Gluskin, 7,500 shares and Michael Hartnall, 52,300 shares, lapsed on 31 December 2000, the vesting criterion having not been met.

	1999 Plan	2000 Plan	Total
Rolf Börjesson	220,100	223,200	443,300
Yves Dominioni	111,500	98,100	209,600
Lars Emilson	92,100	96,600	188,700
Rob Gluskin*	124,800	127,100	251,900
Michael Hartnall	157,700	160,300	318,000

* Options held at date of resignation as a director with an entitlement to exercise under the rules of the Scheme if the options vest.

The mid market price of a Rexam PLC ordinary share is as detailed for the Executive Share Option Schemes.

The ordinary shares purchased to satisfy vesting obligations for the Long Term Incentive Scheme are held to the order of the Rexam Employee Share Trust, a discretionary trust resident in Jersey. Under the Companies Act 1985 each of the executive directors is deemed to be interested in the ordinary shares held by the Trust.

Options over ordinary shares granted to directors under the Executive Share Option Scheme 1997 and the closed 1984 Scheme at 1 January 2000 and at 31 December 2000 (* or, in the case of Rob Gluskin, the date of his resignation as a director) are as follows:

	Scheme	Grant date	Grant price £	Grant number at 31.12.00	Grant number at 1.1.00
Rolf Börjesson	1997	23.05.97	3.0150	220,564	220,564
	1997	08.04.98	2.7550	269,964	269,964
	1997	24.03.99	2.1000	404,762	404,762
	1997	10.04.00	2.2375	203,531	–
				1,098,821	895,290
Yves Dominioni	1997	23.05.97	3.0150	97,825	97,825
	1997	08.04.98	2.7550	102,018	102,018
	1997	24.03.99	2.1000	205,033	205,033
	1997	10.04.00	2.2375	89,471	–
				494,347	404,876
Lars Emilson	1997	24.03.99	2.1000	169,438	169,438
	1997	10.04.00	2.2375	88,080	–
				257,518	169,438
Rob Gluskin*	1984	03.05.94	4.4690	25,000	25,000
	1997	23.05.97	3.0150	149,351	149,351
	1997	08.04.98	2.7550	175,988	175,988
	1997	24.03.99	2.1000	229,490	229,490
	1997	10.04.00	2.2375	115,870	–
				695,699	579,829
Michael Hartnall	1984	13.04.92	3.3965	32,229	32,229
	1984	04.05.93	4.9540	60,000	60,000
	1997	23.05.97	3.0150	168,325	168,325
	1997	08.04.98	2.7550	193,421	193,421
	1997	24.03.99	2.1000	290,000	290,000
	1997	10.04.00	2.2375	146,145	–
				890,120	743,975

* Rob Gluskin retains a right to exercise the option granted on 3 May 1994 until the date his employment ceases on 31 October 2001 and for a period of eighteen months thereafter. The options granted on 23 May 1997 and 8 April 1998 have vested and may be exercised until 31 October 2001 and for a period of twenty four months thereafter. The options granted on 24 March 1999 and 10 April 2000 can only be exercised if they achieve their respective performance targets and, if so, until the expiry of the twenty four month exercise period on 31 October 2003.

The mid market price of a Rexam PLC ordinary share at 29 December 2000 was £2.25 and the range during 2000 was £1.70 to £2.93. Where applicable, the number of options granted and prices have been restated for the sub division of ordinary shares in November 1992 and the rights issue announced in February 1993. Options are generally exercisable between three and ten years from the grant date.

The following options over ordinary shares under the Savings Related Share Option Scheme 1997 are held by directors:

	Grant date (years)	Grant price £	Grant number	Exercise period commences
Rolf Börjesson	06.10.98 (5)	1.610	10,714	01.12.03
Lars Emilson	04.10.00 (3)	1.970	4,917	01.12.03
Michael Hartnall	06.10.98 (3)	1.610	6,055	01.12.01

No options were exercised under the Scheme during 2000.

The above options are generally exercisable within six months of the date on which the exercise period commences. The mid market price of a Rexam PLC ordinary share is as detailed for the Executive Share Option Schemes.

DIRECTORS INTERESTS IN SHARES

The interests of the directors, all of which are beneficial, in the ordinary share capital of Rexam PLC at 1 January 2000 (* or, in the case of Michael Buzzacott and Francis Labbé, the date of their appointment as directors) and at 31 December 2000 (** or, in the case of Rob Gluskin, the date of his resignation as a director) are set out below.

	At 31.12.00	At 1.1.00
Rolf Börjesson	67,967	64,052
Michael Buzzacott (appointed 17.05.2000)*	5,000	3,000
Yves Dominioni	12,364	11,731
Lars Emilson	–	–
Rob Gluskin (resigned 01.08.2000)**	15,000	15,000
Michael Hartnall	60,000	60,000
Francis Labbé (appointed 29.09.2000)*	–	–
Jeremy Lancaster	88,900	88,900
David Tucker	100,000	100,000
John Warren	20,000	10,000

The above interests in ordinary shares and options over ordinary shares remain unchanged at the date of this Report.

On behalf of the Board
Jeremy Lancaster
Chairman of Remuneration Committee

20 April 2001

THE ACCOUNTS

DIRECTORS' RESPONSIBILITIES FOR THE ACCOUNTS

Company law requires the directors to prepare Accounts for each financial year which give a true and fair view of the state of affairs of Rexam PLC and the Group and of the profit or loss of the Group for that period.

In preparing those Accounts, the directors are required to select suitable accounting policies and then apply them consistently; make judgements and estimates that are reasonable and prudent; and state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the Accounts. The directors confirm that they have complied with the above requirements in preparing the Accounts.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group and to enable them to ensure that the Accounts comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

AUDITORS' REPORT TO THE SHAREHOLDERS OF REXAM PLC

We have audited the Accounts on pages 64 to 92 which have been prepared under the historical cost convention and the accounting policies set out on pages 64 and 65.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the Annual Report. As described above, this includes responsibility for preparing the Accounts in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority and by our profession's ethical guidance.

We report to you our opinion as to whether the Accounts give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the Accounts, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if the information specified by law or the Listing Rules regarding directors' remuneration and transactions with the Group is not disclosed. We review whether the corporate governance statement on page 53 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not.

We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of either the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the corporate governance statement, and consider whether it is consistent with the audited Accounts. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Accounts.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the Accounts, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Accounts are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Accounts.

Opinion

In our opinion the Accounts give a true and fair view of the state of affairs of Rexam PLC and of the Group as at 31 December 2000 and of the profit of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

Ernst & Young
Registered Auditor
London

20 April 2001

ACCOUNTING POLICIES

Basis of preparation

The Accounts are prepared under the historical cost convention and in accordance with applicable accounting standards.

In preparing the Accounts, the following restatements have been made to the corresponding amounts:

a The Accounts have been restated to reflect the discontinuance of the Printing Sector and the Bulk Packaging division of the Industrial Packaging Sector.

b The segment analysis has been restated to combine the Beauty & Closures, Flexibles and Plastic Containers Sectors into Plastic Packaging.

c The segment analysis and average number of employees have been restated to reflect the movement into 'Other operations and disposals' of Rexam Cartons, Puerto Rico from the Healthcare Packaging Sector, the US Metallising division and the Rexam Release division from the Coated Films and Papers Sector and Interprint from the Printing Sector.

d Separation of retirement benefit interest and amortisation of variations and the consequent adjustment to the allocation of corporate costs.

Basis of consolidation

Rexam PLC and its subsidiary undertakings are together referred to as the Group. The Accounts of the Group include the results of all subsidiary undertakings and the appropriate share of the results of associated undertakings from their effective date of acquisition or up to their date of disposal.

Where the acquisition cost of an investment in a subsidiary or associated undertaking is greater than the underlying fair value at the date of acquisition the excess is treated as goodwill and dealt with in accordance with the Group's accounting policy. As permitted by section 230 of the Companies Act 1985, the profit and loss account of Rexam PLC is not presented.

Foreign currencies

The profit and loss accounts and cash flows of overseas subsidiary and associated undertakings are translated into sterling at the average rate of exchange for the year. The balance sheets of overseas subsidiary and associated undertakings, together with currency assets and liabilities of United Kingdom subsidiary and associated undertakings, are translated into sterling at the rates of exchange ruling at that date or at those of related forward contracts.

Exchange differences arising on currency investments and on consolidation of subsidiary and associated undertakings are taken, together with those arising on related currency borrowings, to reserves. All other exchange differences are taken to the consolidated profit and loss account.

The principal exchange rates against sterling were:

	2000 Average	2000 Closing	1999 Average	1999 Closing
United States dollar	**1.52**	**1.49**	1.62	1.62
Euro	**1.64**	**1.59**	1.52	1.60
Swedish krona	**13.85**	**14.13**	13.38	13.70

Turnover

Turnover represents the net amount receivable for goods supplied and services provided to external customers after deducting value added and sales taxes.

Pensions and other retirement benefits

The Group charges the expected cost, based on actuarial advice, of providing for pensions under defined benefit schemes and for other retirement benefit schemes over the service lives of the employees in the schemes. Variations from regular cost are similarly spread over the expected service lives. The difference between the amounts included in the consolidated profit and loss account and payments made are accounted for in the consolidated balance sheet.

Contributions to defined contribution schemes are charged to the consolidated profit and loss account as they become payable in accordance with the rules of those schemes.

Research and development

Expenditure on research and development is charged to the consolidated profit and loss account in the year in which it is incurred. Tangible fixed assets used for research and development are depreciated in accordance with the Group's accounting policy.

Interest

Interest is recorded in the consolidated profit and loss account on an accruals basis, except where it relates to payments made over an extended period of development of large capital projects. Such interest is added to the capital cost and amortised over the effective lives of those projects.

Financing fees relating to the facilities required to complete the acquisition of ANC have been accounted for as follows:

a Written off immediately as exceptional interest where the facility had a duration of one year or less.

b Amortised in interest over the life of the facility where the facility had a duration in excess of one year. Financing fees to be written off in future periods are set against loan capital.

Goodwill
Goodwill arising on acquisitions up to 31 December 1997 has been written off directly against reserves. Goodwill arising on acquisitions since 1 January 1998 has been capitalised and amortised on a straight line basis over its useful economic life, not exceeding 20 years. If a subsidiary or associated undertaking is subsequently sold or closed, any goodwill arising on acquisition that was set off directly against reserves or has not been amortised through the consolidated profit and loss account is included when determining the profit or loss on sale or closure.

Tangible fixed assets
Tangible fixed assets are stated in the consolidated balance sheet at cost less provision for depreciation. Depreciation is calculated to write off the cost, less estimated residual value, of tangible fixed assets over their expected lives by equal annual instalments; depreciation is not provided on freehold land or assets under construction. The assumed life of buildings is 50 years or the term of the lease if shorter; plant, machinery and vehicles are written off over 2 to 20 years.

Associated undertakings
Investments in associated undertakings are stated in the consolidated balance sheet at their underlying net asset value. The consolidated profit and loss account includes the results for the year proportionate to the Group's equity holding.

Subsidiary undertakings
Investments in subsidiary undertakings of Rexam PLC are stated at cost less provisions for impairment where appropriate.

Properties surplus to requirements
Properties held for disposal are included in current assets at net book value at the date of classification as surplus, less provisions to reduce to net realisable value where appropriate.

Businesses held for resale
Businesses held for resale are included in current assets and stated at net realisable value.

Stocks
Stocks are stated at the lower of cost, including production overheads, and net realisable value.

Current asset investments
Current asset investments are stated at the lower of cost and net realisable value.

Deferred taxation
Deferred taxation is provided using the liability method on all significant timing differences between accounting and taxable profits to the extent that it is probable a taxation liability or asset will crystallise in the foreseeable future. Deferred taxation on timing differences relating to pensions and other retirement benefits is recognised in full.

Leases
Assets acquired under finance leases are capitalised and the capital element of outstanding lease rentals is included in borrowings. The interest element of the rental obligations is charged to the consolidated profit and loss account over the period of the lease and represents a constant proportion of the balance of capital repayments outstanding. Operating lease rentals are charged to the consolidated profit and loss account evenly over the primary period of the lease.

Financial instruments
Financial instruments are used as hedges in the financing and business risk management of the Group.

Forward foreign exchange contracts
Forward foreign exchange contracts (FX contracts) which hedge currency assets and liabilities are recognised in the Accounts together with the assets and liabilities that they hedge. FX contracts which hedge future sales and purchases are not recognised in the Accounts until the transaction they hedge is itself recognised. If an FX contract ceases to be a hedge or it is a trading transaction, then any gain or loss is taken to the consolidated profit and loss account at the earlier of maturity or closeout of the contract.

Foreign exchange option contracts
Premia paid or received on foreign exchange option contracts are recognised upon exercise or at maturity of the contract. Recognised gains or losses are reflected in the Accounts on the same basis as FX contracts.

Commodity futures and options
Commodity futures and options are recognised in the Accounts on the same basis as FX contracts and FX option contracts.

Cross currency swaps
Cross currency swaps are valued at the rates of exchange ruling on the balance sheet date. Exchange differences arising are dealt with in accordance with the Group's accounting policy on foreign currencies. Interest paid or received on cross currency swaps is recorded on an accruals basis in accordance with the Group's accounting policy on interest.

Interest rate swaps
Interest arising under interest rate swaps is taken to the consolidated profit and loss account in accordance with the Group's accounting policy on interest. Interest rate swaps are not revalued to fair value at the balance sheet date.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 31 December

	2000 Operations before goodwill and exceptional items £m	2000 Goodwill amortisation (Note 10) £m	2000 Exceptional items (Note 5) £m	2000 Total £m	1999 Operations before goodwill and exceptional items £m	1999 Goodwill amortisation £m	1999 Exceptional items (Note 5) £m	1999 Total £m
Turnover (Note 1)								
Continuing operations	**2,085**	**–**	**–**	**2,085**	2,007	–	–	2,007
Acquisitions	**639**	**–**	**–**	**639**	–	–	–	–
	2,724	**–**	**–**	**2,724**	2,007	–	–	2,007
Discontinued operations	**60**	**–**	**–**	**60**	382	–	–	382
	2,784	**–**	**–**	**2,784**	2,389	–	–	2,389
Turnover of associates (Note 1)	**(54)**	**–**	**–**	**(54)**	(18)	–	–	(18)
	2,730	**–**	**–**	**2,730**	2,371	–	–	2,371
Operating expenses (Note 2)								
Continuing operations	**(1,843)**	**(12)**	**(15)**	**(1,870)**	(1,780)	(15)	(29)	(1,824)
Acquisitions	**(550)**	**(21)**	**(22)**	**(593)**	–	–	–	–
	(2,393)	**(33)**	**(37)**	**(2,463)**	(1,780)	(15)	(29)	(1,824)
Discontinued operations	**(59)**	**–**	**–**	**(59)**	(355)	(1)	–	(356)
	(2,452)	**(33)**	**(37)**	**(2,522)**	(2,135)	(16)	(29)	(2,180)
Operating profit (Note 1)								
Continuing operations	**228**	**(12)**	**(15)**	**201**	210	(15)	(29)	166
Acquisitions	**49**	**(21)**	**(22)**	**6**	–	–	–	–
	277	**(33)**	**(37)**	**207**	210	(15)	(29)	166
Discontinued operations	**1**	**–**	**–**	**1**	26	(1)	–	25
	278	**(33)**	**(37)**	**208**	236	(16)	(29)	191
Profit on fixed assets – continuing operations	**–**	**–**	**5**	**5**	–	–	5	5
Disposals of businesses	**–**	**–**	**(64)**	**(64)**	–	–	31	31
Profit on ordinary activities before interest	**278**	**(33)**	**(96)**	**149**	236	(16)	7	227
Interest (Note 6)	**(76)**	**–**	**(13)**	**(89)**	(40)	–	–	(40)
Profit on ordinary activities before taxation	**202**	**(33)**	**(109)**	**60**	196	(16)	7	187
Taxation on ordinary activities (Note 7)	**(61)**	**–**	**14**	**(47)**	(61)	–	8	(53)
Profit on ordinary activities after taxation	**141**	**(33)**	**(95)**	**13**	135	(16)	15	134
Equity minority interests				**(3)**				(2)
Profit for the financial year				**10**				132
Dividends on non equity shares				**(5)**				(6)
Profit attributable to ordinary shareholders				**5**				126
Ordinary dividends on equity shares (Note 8)				**(59)**				(58)
Retained (loss)/profit for the financial year				**(54)**				68
Earnings per ordinary share (Note 9)								
Basic (pence)	**33.9**			**1.3**	32.2			31.9
Diluted (pence)	**33.0**			**1.3**	31.3			31.1
Dividends per ordinary share (pence) (Note 8)				**15.1**				14.8

BALANCE SHEETS

As at 31 December

	Notes	Group 2000 £m	Group 1999 £m	Rexam PLC 2000 £m	Rexam PLC 1999 £m
Fixed assets					
Intangible assets	10	**1,269**	302	**-**	–
Tangible assets	11	**1,308**	842	**2**	1
Investments	12	**109**	9	**3,525**	2,210
		2,686	1,153	**3,527**	2,211
Current assets					
Properties surplus to requirements		**3**	2	**-**	–
Businesses held for resale		**58**	–	**-**	–
Stocks	13	**408**	281	**-**	–
Debtors receivable within one year	14	**522**	373	**148**	103
Pensions receivable after more than one year	15	**326**	116	**142**	118
Other debtors receivable after more than one year		**44**	10	**-**	–
Marketable securities and money market deposits		**21**	40	**-**	–
Cash at bank and in hand		**90**	65	**-**	16
		1,472	887	**290**	237
Creditors: amounts falling due within one year					
Borrowings	17	**(164)**	(349)	**(42)**	(270)
Other creditors	16	**(748)**	(499)	**(249)**	(332)
Net current assets/(liabilities)		**560**	39	**(1)**	(365)
Total assets less current liabilities		**3,246**	1,192	**3,526**	1,846
Creditors: amounts falling due after more than one year					
Borrowings	17	**(2,007)**	(362)	**(1,908)**	(197)
Other creditors	16	**(33)**	(8)	**(469)**	(428)
Provisions for liabilities and charges	19	**(523)**	(136)	**(48)**	(39)
		683	686	**1,101**	1,182
Capital and reserves					
Ordinary equity share capital	21	**255**	254	**255**	254
Non equity share capital	21	**90**	93	**90**	93
Called up share capital		**345**	347	**345**	347
Equity reserves	22				
Share premium account		**396**	395	**396**	395
Capital redemption reserve		**279**	259	**279**	259
Profit and loss reserve		**(359)**	(356)	**81**	164
Other reserves		**-**	22	**-**	17
		661	667	**1,101**	1,182
Equity minority interests		**22**	19	**-**	–
		683	686	**1,101**	1,182

Approved by the Board on 20 April 2001

Jeremy Lancaster
Chairman

Michael Hartnall
Finance Director

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December

	2000 £m	1999 £m
Cash flow from operating activities	**356**	331
Returns on investments and servicing of finance		
Interest received	**35**	21
Interest paid	**(96)**	(57)
Commitment and facility fees paid on acquisition of ANC	**(24)**	-
Dividends paid to non equity shareholders	**(6)**	(6)
Dividends paid to minority shareholders	**(1)**	(1)
	(92)	(43)
Taxation paid		
Normal taxation	**(56)**	(35)
FIRPTA settlement	**-**	(14)
	(56)	(49)
Capital expenditure and financial investment		
Purchase of tangible fixed assets	**(161)**	(155)
Purchase of other fixed asset investments	**(35)**	-
Sale of tangible fixed assets	**9**	9
Sale of other fixed asset investments	**5**	2
Sale of surplus properties	**-**	1
	(182)	(143)
Acquisitions and disposals		
Purchase of subsidiary undertakings and businesses (Note 23e)	**(610)**	(329)
Sale of subsidiary undertakings and businesses (Note 24b)	**107**	318
Investment in associated undertakings	**-**	(2)
Purchase of minority interests	**-**	(1)
	(503)	(14)
Equity dividends paid to ordinary shareholders	**(59)**	(110)
Cash flow before management of liquid resources and financing	**(536)**	(28)
Management of liquid resources		
Marketable securities and money market deposits	**21**	18
Financing		
Issue of ordinary equity share capital	**2**	1
Redemption of non equity B shares	**(3)**	(4)
Loans repaid	**(3,322)**	(2,142)
New loans	**3,827**	2,178
Capital element of finance leases	**(3)**	-
	501	33
(Decrease)/increase in cash	**(14)**	23

RECONCILIATION OF OPERATING PROFIT TO CASH FLOW FROM OPERATING ACTIVITIES

For the year ended 31 December

	2000 Continuing operations £m	2000 Discontinued operations £m	2000 Total £m	1999 Continuing operations £m	1999 Discontinued operations £m	1999 Total £m
Operating profit	**207**	**1**	**208**	166	25	191
Depreciation	**142**	**3**	**145**	128	17	145
Impairment of tangible fixed assets	**5**	**-**	**5**	7	-	7
Loss on disposal of tangible fixed assets	**2**	**-**	**2**	1	-	1
Goodwill amortisation	**33**	**-**	**33**	15	1	16
Movement in provisions	**10**	**(2)**	**8**	1	(6)	(5)
Non cash element of retirement benefits	**(30)**	**1**	**(29)**	(17)	2	(15)
Stocks	**(19)**	**-**	**(19)**	1	(3)	(2)
Debtors	**32**	**(1)**	**31**	(44)	(3)	(47)
Creditors	**(21)**	**(4)**	**(25)**	31	8	39
Movement in working capital	**(8)**	**(5)**	**(13)**	(12)	2	(10)
Share of profits less losses	**(3)**	**-**	**(3)**	-	-	-
Dividends received	**-**	**-**	**-**	1	-	1
Associated undertakings	**(3)**	**-**	**(3)**	1	-	1
Cash flow from operating activities	**358**	**(2)**	**356**	290	41	331

ANALYSIS OF CHANGES IN NET BORROWINGS

	Marketable securities and money market deposits £m	Loan capital and currency swaps with banks £m	Capital element of finance leases £m	Cash at bank and in hand and bank overdrafts £m	Net borrowings £m
At 1 January 1999	57	(527)	(2)	26	(446)
Currency fluctuations	1	40	-	(3)	38
Acquired/disposed	-	(168)	1	-	(167)
Cash movements	(18)	(36)	-	23	(31)
At 31 December 1999	40	(691)	(1)	46	(606)
Currency fluctuations	2	(94)	(1)	2	(91)
Acquired/disposed	-	(784)	(68)	-	(852)
Debt restructuring of Russian operation (Note 10)	-	26	-	-	26
Cash movements	(21)	(505)	3	(14)	(537)
At 31 December 2000	**21**	**(2,048)**	**(67)**	**34**	**(2,060)**

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

For the year ended 31 December

	2000 £m	1999 £m
Profit for the financial year	**10**	132
Currency fluctuations		
Intangible fixed assets	**19**	(4)
Tangible fixed assets	**34**	(24)
Net borrowings	**(91)**	38
Other net assets	**(5)**	(4)
	(43)	6
Total recognised gains and losses for the financial year	**(33)**	138

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

For the year ended 31 December

	2000 £m	1999 £m
At 1 January	**667**	475
Profit for the financial year	**10**	132
Dividends	**(64)**	(64)
Retained (loss)/profit for the financial year	**(54)**	68
Currency fluctuations	**(43)**	6
Issue of ordinary share capital under share option schemes	**2**	1
Redemption of non equity B shares	**(3)**	(4)
Goodwill written off on business disposals	**92**	121
At 31 December	**661**	667

1 Segment analysis

For the segment analysis, return on sales is based upon operating profit before goodwill amortisation and exceptional items divided by turnover. Net assets comprise total assets less current liabilities, creditors falling due after more than one year and provisions for liabilities and charges, excluding net borrowings.

The Group's share of turnover and operating profits less losses of associated undertakings, proportionate to its equity holdings, has been included where appropriate. There is no significant trading between business sectors or geographical regions.

The 1999 segment analysis has been restated as described in Accounting Policies "Basis of preparation" on page 64.

a Sector analysis

	Turnover £m	Operating profit before goodwill amortisation and exceptional items £m	Operating profit £m	Return on sales %	Net assets before goodwill £m	Net assets £m
2000						
Beverage Packaging	**1,301**	**117**	**67**	**9.0**	**990**	**2,185**
Plastic Packaging	**726**	**40**	**22**	**5.5**	**421**	**474**
Consumer Packaging	**2,027**	**157**	**89**	**7.7**	**1,411**	**2,659**
Coated Films and Papers	**323**	**33**	**32**	**10.2**	**150**	**161**
Building and Engineering	**197**	**38**	**37**	**19.3**	**11**	**21**
Retirement benefits (see note below)	**-**	**35**	**35**	**-**	**(46)**	**(46)**
	2,547	**263**	**193**	**10.3**	**1,526**	**2,795**
Taxation and dividends	**-**	**-**	**-**	**-**	**(114)**	**(114)**
Ongoing operations	**2,547**	**263**	**193**	**10.3**	**1,412**	**2,681**
Other operations and disposals	**177**	**14**	**14**	**7.9**	**62**	**62**
Continuing operations	**2,724**	**277**	**207**	**10.2**	**1,474**	**2,743**
Discontinued operations	**60**	**1**	**1**	**1.7**	**-**	**-**
	2,784	**278**	**208**	**10.0**	**1,474**	**2,743**
1999						
Beverage Packaging	638	60	45	9.4	329	556
Plastic Packaging	685	60	52	8.8	401	453
Consumer Packaging	1,323	120	97	9.1	730	1,009
Coated Films and Papers	282	21	–	7.4	138	149
Building and Engineering	179	32	32	17.9	20	25
Retirement benefits (see note below)	–	21	21	–	43	43
	1,784	194	150	10.9	931	1,226
Taxation and dividends	–	–	–	–	(125)	(125)
Ongoing operations	1,784	194	150	10.9	806	1,101
Other operations and disposals	223	16	16	7.2	107	107
Continuing operations	2,007	210	166	10.5	913	1,208
Discontinued operations	382	26	25	6.8	77	84
	2,389	236	191	9.9	990	1,292

The interest and amortisation of variations with respect to retirement benefits included in operating profit have not been allocated to the business sectors because the Board consider it more meaningful to show them separately. Had they been allocated, the allocation would have been based on net assets and would have resulted in the following allocations: Beverage £22m (1999: £8m), Plastic Packaging £10m (1999: £10m) and Coated Films and Papers £3m (1999: £3m).

1 Segment analysis continued

b Geographic analysis by origin of business

	Turnover £m	Operating profit before goodwill amortisation and exceptional items £m	Operating profit £m	Return on sales %	Net assets before goodwill £m	Net assets £m
2000						
United Kingdom and Ireland	**461**	**26**	**6**	**5.6**	**341**	**382**
Continental Europe	**886**	**104**	**82**	**11.7**	**580**	**1,246**
The Americas	**1,240**	**97**	**71**	**7.8**	**597**	**1,123**
Rest of the world	**137**	**15**	**13**	**10.9**	**116**	**152**
Retirement benefits (see note below)	**-**	**35**	**35**	**-**	**(46)**	**(46)**
Taxation and dividends	**-**	**-**	**-**	**-**	**(114)**	**(114)**
Continuing operations	**2,724**	**277**	**207**	**10.2**	**1,474**	**2,743**
Discontinued operations	**60**	**1**	**1**	**1.7**	**-**	**-**
	2,784	**278**	**208**	**10.0**	**1,474**	**2,743**
1999						
United Kingdom and Ireland	380	24	22	6.3	231	277
Continental Europe	768	76	62	9.9	383	580
The Americas	757	76	49	10.0	307	328
Rest of the world	102	13	12	12.7	74	105
Retirement benefits (see note below)	–	21	21	–	43	43
Taxation and dividends	–	–	–	–	(125)	(125)
Continuing operations	2,007	210	166	10.5	913	1,208
Discontinued operations	382	26	25	6.8	77	84
	2,389	236	191	9.9	990	1,292

The interest and amortisation of variations with respect to retirement benefits included in operating profit have not been allocated to the geographic regions because the Board consider it more meaningful to show them separately. Had they been allocated, the allocation would have been based on net assets and would have resulted in the following allocations: United Kingdom and Ireland £7m (1999: £5m), Continental Europe £13m (1999: £8m), the Americas £12m (1999: £6m) and the rest of the world £3m (1999: £2m).

c Geographic analysis by destination of turnover

	2000 £m	1999 £m
United Kingdom and Ireland	**361**	304
Continental Europe	**963**	828
The Americas	**1,238**	749
Rest of the world	**162**	126
Continuing operations	**2,724**	2,007
Discontinued operations	**60**	382
	2,784	2,389

d Turnover of associates

	2000 £m	1999 £m
Continuing operations	**14**	17
Acquisitions	**40**	–
	54	17
Discontinued operations	**-**	1
	54	18

2 Operating expenses

	Continuing operations before goodwill amortisation and exceptional items £m	Continuing operations goodwill amortisation £m	Continuing operations exceptional items £m	Acquisitions before goodwill amortisation and exceptional items £m	Acquisitions goodwill amortisation £m	Acquisitions exceptional items £m	Discontinued operations £m	Total £m
2000								
Raw materials	**858**	**–**	**–**	**311**	**–**	**–**	**26**	**1,195**
Employee costs	**459**	**–**	**5**	**80**	**–**	**5**	**19**	**568**
Depreciation	**122**	**–**	**–**	**20**	**–**	**–**	**3**	**145**
Other operating expenses	**420**	**12**	**10**	**140**	**21**	**17**	**11**	**631**
Other operating income	**(16)**	**–**	**–**	**(1)**	**–**	**–**	**–**	**(17)**
	1,843	**12**	**15**	**550**	**21**	**22**	**59**	**2,522**
1999								
Raw materials	808	–	–	–	–	–	134	942
Employee costs	456	–	15	–	–	–	107	578
Depreciation	128	–	–	–	–	–	17	145
Other operating expenses	407	15	14	–	–	–	106	542
Other operating income	(19)	–	–	–	–	–	(8)	(27)
	1,780	15	29	–	–	–	356	2,180

	2000 £m	1999 £m
Operating expenses include		
Research and development	**25**	22
Hire of plant and machinery	**5**	6
Other operating lease rentals	**23**	23
Rental income	**(7)**	(7)
Share of profits less losses of associated undertakings	**(3)**	–

3 Auditors' remuneration

	2000 Audit £m	2000 Taxation services £m	2000 Other services £m	1999 Audit £m	1999 Taxation services £m	1999 Other services £m
Group auditors, Ernst & Young						
United Kingdom	**0.5**	**0.1**	**0.1**	0.6	0.1	1.6
Overseas	**1.5**	**–**	**1.3**	1.4	–	0.1
Other audit firms, overseas	**–**	**1.6**	**0.1**	–	–	–
	2.0	**1.7**	**1.5**	2.0	0.1	1.7

Auditors' remuneration includes £0.2m (1999: £0.2m) for audit services and £0.2m (1999: £1.6m) for other services provided to Rexam PLC. Other services provided mainly relate to disposals.

In addition, £0.5m (1999: £0.2m) was paid to Ernst & Young in respect of acquisition due diligence and £0.2m (1999: £nil) was paid to other audit firms in respect of shareholder circulars, taxation and other advice. These amounts have been capitalised in the cost of the investment and are excluded from the above table.

4 Employees

a Average number of employees

	2000 Number	1999 Number
Beverage Packaging	**6,300**	4,700
Plastic Packaging	**12,400**	11,300
Consumer Packaging	**18,700**	16,000
Coated Films and Papers	**1,900**	1,900
Building and Engineering	**1,200**	1,100
Ongoing operations	**21,800**	19,000
Other operations and disposals	**1,300**	2,000
Continuing operations	**23,100**	21,000
Discontinued operations	**700**	5,200
	23,800	26,200
United Kingdom and Ireland	**4,200**	4,100
Continental Europe	**7,200**	6,400
The Americas	**7,200**	6,300
Rest of the world	**4,500**	4,200
Continuing operations	**23,100**	21,000
Discontinued operations	**700**	5,200
	23,800	26,200

The 1999 analysis of the average number of employees has been restated as described in Accounting Policies "Basis of preparation, note a" on page 64.

b Employee costs

	2000 £m	1999 £m
Wages and salaries	**497**	498
Social security	**72**	72
Pensions and other retirement benefits	**(1)**	8
	568	578

For details of directors' remuneration refer to the Remuneration Report on pages 56 to 62.

c Pensions and other retirement benefits

	2000 £m	1999 £m
United Kingdom funded defined benefit pension schemes	**(22)**	(6)
Overseas funded defined benefit pension schemes	**(1)**	3
Overseas unfunded defined benefit pension schemes	**4**	3
Defined benefit pension schemes	**(19)**	–
Overseas defined contribution pension schemes	**7**	6
Other retirement benefits	**11**	2
	(1)	8
Regular cost of defined benefit pension schemes	**26**	23
Interest and amortisation of variations	**(45)**	(23)
Defined benefit pension schemes	**(19)**	–
Regular cost of other retirement benefits	**1**	–
Interest and amortisation of variations	**10**	2
Other retirement benefits	**11**	2

4 Employees continued

c Pensions and other retirement benefits (continued)

Pensions

The Group operates pension schemes for the majority of its employees worldwide. The principal schemes are in the United Kingdom and the United States and are of the funded defined benefit type whereby pensions are based on employees pensionable remuneration and length of service. The assets of these schemes are kept separate from those of the Group and are assessed with the advice of qualified external actuaries using the projected unit credit method. The regular cost of providing for defined benefit pension schemes is spread over the service lives of employees in the schemes. Variations from regular cost are similarly spread over the expected service lives. For the purposes of Statement of Standard Accounting Practice 24 "Accounting for Pension Costs" (SSAP24), a summary of the main assumptions used, actuarial valuations and balance sheet recognition for the four principal funded defined benefit schemes is set out below:

Assumptions	UK Rexam Pension Plan %	UK ANC Nacanco 1998 Pension Plan %	USA Rexam pension schemes %	USA ANC pension schemes %
Rate of increase in salaries	4.75	4.75	5.00	5.00
Rate of increase in pensions	3.25	3.00	–	–
Discount rate	6.25	6.25	7.50	7.50
Actuarial valuations and balance sheet recognition	£m	£m	£m	£m
Assets	1,175	133	112	1,309
Liabilities	(862)	(123)	(85)	(1,138)
Actuarial valuation	313	10	27	171
Asset/(provision) recognised on balance sheet at 31 December 2000	**142**	**10**	**(6)**	**174**
Actuarial valuation date	6 April 2000	1 August 2000	1 January 2000	1 August 2000

There are also a number of European plans where pension costs have been calculated using the projected unit credit method and assumptions consistent with SSAP24. Overall, the future contributions payable by the Group will generally be set at levels that take account of the surpluses that currently exist in the schemes.

Other retirement benefits

Certain current and former employees in the United States are provided with other retirement benefits, principally medical costs and life assurance. The cost of those benefits, assessed with the advice of qualified actuaries, is spread on a basis similar to that used for the defined benefit pension schemes. Liabilities in respect of prior years are being provided for by an increased annual charge over the estimated average remaining service lives of the employees in the respective schemes. For the purposes of SSAP24, a summary of the main assumptions used, actuarial valuations and balance sheet recognition for the schemes is set out below:

Assumptions	Rexam retirement medical schemes %	ANC retirement medical schemes %
Medical cost inflation	12 reducing to 5	10 reducing to 5
Rate of increase in salaries	5.00	5.00
Discount rate	7.50	7.50
Actuarial valuations and balance sheet recognition	£m	£m
Assets	–	–
Liabilities	(22)	(248)
Actuarial valuation	(22)	(248)
Provision recognised on the balance sheet at 31 December 2000	**(21)**	**(248)**
Actuarial valuation date	1 January 2000	1 August 2000

5 Exceptional items

	2000 £m	1999 £m
Exceptional items included in operating profit		
ANC acquisition and integration costs	**(22)**	–
Reorganisation costs – continuing operations	**(10)**	(22)
Tangible fixed assets impaired – continuing operations (see note below)	**(5)**	(3)
Tangible fixed assets written off – continuing operations	**–**	(4)
Exceptional items included in operating profit	**(37)**	(29)

The impairment of tangible fixed assets of £5m in 2000 relates to the write down of property and moulding and converting equipment in the UK Plastic Packaging Sector. The remaining net book value at 31 December 2000, based on net realisable value, of the property is £6m and the equipment is £4m. The impairment of tangible fixed assets of £3m in 1999 related to the write down of coating machines in the US Coated Films and Papers Sector. The remaining net book value, based on net realisable value, of the coating machines at 31 December 1999 was £3m.

	2000 £m	1999 £m
Disposal of businesses		
Before attributable goodwill written off	**36**	169
Attributable capitalised goodwill written off	**(8)**	(17)
Attributable goodwill in reserves written off	**(92)**	(121)
	(64)	31
Continuing operations	**5**	(33)
Discontinued operations	**(69)**	64
	(64)	31

With respect to the £11m of exceptional provisions for disposals set up in 1999, £7m was utilised in 2000. The 1999 disposal of businesses has been restated as described in Accounting Policies "Basis of preparation, note a" on page 64.

	2000 £m	1999 £m
Exceptional items included in interest		
Financing fees for bank facilities in respect of ANC acquisition	**13**	–

6 Interest

	2000 £m	1999 £m
Interest payable		
Loan capital with banks	**93**	59
Loan capital with other financial institutions	**4**	5
Bank overdrafts	**5**	8
Finance leases	**1**	–
Amortisation of financing fees	**1**	–
Share of interest of associated undertakings	**1**	1
	105	73
Interest receivable	**(29)**	(33)
	76	40
Exceptional items (Note 5)	**13**	–
	89	40

Interest payable on loan capital with other financial institutions relates to interest on the United States industrial revenue bonds and on the 9.44% United States dollar senior notes.

7 Taxation on ordinary activities

	2000 £m	1999 £m
United Kingdom		
Corporation tax at 30% (1999: 30.25%)	**-**	13
Adjustment to prior years	**(5)**	-
Advance corporation tax	**-**	(1)
	(5)	12
Overseas taxation	**41**	46
Deferred taxation	**11**	(5)
	47	53
Operations before exceptional items	**61**	61
Exceptional taxation	**(14)**	(8)
	47	53
Exceptional taxation		
Adjustment with respect to deferred taxation on retirement benefits – continuing operations	**(12)**	-
Disposals – discontinued operations	**(2)**	-
Reorganisation costs – continuing operations	**-**	(4)
Disposals – continuing operations	**-**	(4)
	(14)	(8)

8 Ordinary dividends on equity shares

	2000 £m	1999 £m
2000 proposed final dividend of 8.7p payable 3 July 2001	**34**	-
2000 interim dividend of 6.4p paid 6 November 2000	**25**	-
1999 final dividend of 8.7p paid 5 June 2000	**-**	34
1999 interim dividend of 6.1p paid 5 November 1999	**-**	24
	59	58

9 Earnings per ordinary share

	2000 Basic pence	2000 Diluted pence	1999 Basic pence	1999 Diluted pence
Earnings per ordinary share				
Before goodwill amortisation and exceptional items	**33.9**	**33.0**	32.2	31.3
Including goodwill amortisation and exceptional items*	**1.3**	**1.3**	31.9	31.1

	2000 Basic £m	2000 Dilution on conversion of preference shares £m	2000 Diluted* £m	1999 Basic £m	1999 Dilution on conversion of preference shares £m	1999 Diluted £m
Earnings						
Profit attributable to ordinary shareholders before goodwill amortisation and exceptional items	**133**	**5**	**138**	127	5	132
Goodwill amortisation	**(33)**	**-**	**(33)**	(16)	–	(16)
Exceptional items	**(95)**	**-**	**(95)**	15	–	15
Profit attributable to ordinary shareholders	**5**	**5**	**10**	126	5	131

	2000 Number millions	1999 Number millions
Number of shares		
Average number of shares in issue for the year	**392.9**	394.7
Dilution on conversion of preference shares*	**24.4**	24.4
Dilution on exercise of outstanding share options*	**1.5**	2.4
On a diluted basis	**418.8**	421.5

The number of shares in issue at 31 December 2000 was 396.4m (1999: 395.4m). Share options outstanding at 31 December 2000 are detailed in the Directors' Report on pages 50 to 52.

* In accordance with the Financial Reporting Standard 14, "Earnings per share" (FRS 14), there was no dilution arising from the conversion of preference shares or the exercise of outstanding share options in 2000.

Earnings per share before goodwill amortisation and exceptional items has been shown in addition to that required by FRS 14 in order to give a better appreciation of the underlying business results.

10 Intangible fixed assets: goodwill

	Cost £m	Amortisation £m	Net book value £m
Group			
At 1 January 2000	320	(18)	302
Exchange fluctuations	19	–	19
Acquisition of businesses in 2000	1,015	–	1,015
Adjustment to acquisition of businesses in 1999 (see note below)	(26)	–	(26)
Disposals	(9)	1	(8)
Amortisation charge for the year (based on 20 years life)	–	(33)	(33)
At 31 December 2000	**1,319**	**(50)**	**1,269**

In August 2000 Rexam reached an agreement with the banks that financed the PLM Russian beverage can plant in which Rexam had a 52% stake. Due to the very difficult business conditions in Russia the joint venture was effectively insolvent. Rexam purchased US$80m of bank loans at a discount and eliminated all minority equity stakes such that Rexam presently owns 100% of this business. This change in financial structure resulted in a reduction of £26m of the Group's net borrowings with an equivalent adjustment to capitalised goodwill reflecting the change in fair value of the borrowings acquired. The effect of this change on the fair values of net assets acquired is that loan capital previously stated at £216m reduced to £190m.

11 Tangible fixed assets

	Land and buildings £m	Plant machinery and vehicles £m	Assets under construction £m	Total £m
Group				
Cost at 1 January 2000	290	1,117	17	1,424
Currency fluctuations	13	50	3	66
Acquisition of businesses	123	332	43	498
Disposal of businesses	(40)	(171)	(1)	(212)
Additions	13	121	42	176
Disposals	(7)	(26)	–	(33)
Reclassifications	–	54	(54)	–
At 31 December 2000	**392**	**1,477**	**50**	**1,919**
Depreciation at 1 January 2000	52	530	–	582
Currency fluctuations	5	27	–	32
Charge for the year	9	136	–	145
Impairment	3	2	–	5
Disposal of businesses	(10)	(119)	–	(129)
Disposals	(5)	(17)	–	(22)
Other adjustments	–	(2)	–	(2)
At 31 December 2000	**54**	**557**	**–**	**611**
Net book value at 31 December 2000	**338**	**920**	**50**	**1,308**
Net book value at 31 December 1999	238	587	17	842

The net book value of land and buildings comprises freeholds of £319m (1999: £222m), long term leaseholds of £19m (1999: £15m) and short term leaseholds of £nil (1999: £1m). Freehold land and buildings includes land of £68m (1999: £47m) which is not depreciated. Interest capitalised included in the net book value of tangible fixed assets is £2m (1999: £3m). The net book value of land and buildings includes £nil (1999: £1m) of finance leased assets. The net book value of plant and machinery includes £41m (1999: £nil) of finance leased assets. Depreciation charged on finance leased assets was £2m (1999: £nil).

Comparison of asset lives applied to existing Rexam can making plant and machinery with similar plant and machinery acquired with ANC resulted in a reassessment of asset lives in order to establish a consistent basis throughout the Group. As a result, existing Rexam can making asset lives have been extended from 10 to 17 years prospectively to better reflect experience and industry practice. This resulted in a £7m reduction in the depreciation charge in 2000.

	Plant machinery and vehicles cost £m	Plant machinery and vehicles depreciation £m	Net book value £m
Rexam PLC			
At 1 January 2000	6	(5)	1
Additions	2	–	2
Charge for the year	–	(1)	(1)
Disposals	(4)	4	–
At 31 December 2000	**4**	**(2)**	**2**

12 Fixed asset investments

	Associated undertakings £m	Rexam PLC shares £m	Unlisted overseas £m	Total £m
Group				
At 1 January 2000	6	2	1	9
Currency fluctuations	–	–	1	1
Acquisition of businesses	51	–	14	65
Additions	–	11	24	35
Disposals	(1)	–	(2)	(3)
Retained profit	2	–	–	2
At 31 December 2000	**58**	**13**	**38**	**109**

Rexam PLC shares comprise 5,453,444 ordinary shares of 64 2/7p each (1999: 453,444), acquired at an average cost of £2.45 per share (1999: £4.28), held by the Rexam Employee Share Trust established to satisfy the requirements of the Rexam PLC Long Term Incentive Scheme. The purchases were funded by a combination of cash contributions from participating companies and interest free loans from Rexam PLC. Dividends receivable during the year on the shares have been waived. An annual charge is made to the profit and loss account representing an estimate of the proportion of options that will vest to participants. The administrative expenses of the Trust are borne by the Trust. The market value of the shares at 31 December 2000 was £12m (1999: £1m). For further details of the Scheme see the Remuneration Report on pages 56 to 62.

Principal associated undertakings	Country of incorporation and principal area of operation	Issued capital	Group share	Nature of business activities
Hanil Can Company Ltd	Korea	1,681,666 shares of 5,000 won each	40%	Consumer packaging
Interprint Ltda	Brazil	3,889,838,640 quotas of reais 0.01 each	50%	Printing
Nippon National Seikan Co Ltd	Japan	2,000,000 shares of 500 yen each	24.5%	Consumer packaging
Valley Metal Container Partnership	USA	Partnership	50%	Consumer packaging
Vitro-American National Can	Mexico	211,344,580 shares of 1 peso each	50%	Consumer packaging

The share of profits less losses of associated undertakings is based on unaudited management accounts for the year ended 31 December 2000.

	Subsidiary undertakings shares £m	Subsidiary undertakings loans £m	Total £m
Rexam PLC			
At 1 January 2000	976	1,234	2,210
Currency fluctuations	–	66	66
Acquisitions/advances	11	2,098	2,109
Disposals/repayments	(52)	(808)	(860)
At 31 December 2000	**935**	**2,590**	**3,525**

12 **Fixed asset investments** continued

The principal subsidiary undertakings are shown below. Save as indicated with an asterisk, the capital is wholly owned by Rexam PLC. Subsidiary undertakings incorporated in Great Britain are registered in England and Wales.

Subsidiary undertaking	Country of incorporation	Principal area of operation	Identity of capital held	Nature of business activities
MiTek Inc*	United States	Worldwide	Common stock	Metal connector plates
Rexam Beverage Can Americas Inc*	United States	Worldwide	Common stock	Consumer packaging
Rexam France SA*	France	France	Ordinary shares	Consumer packaging
Rexam Holdings AB*	Sweden	Continental Europe	Ordinary shares	Consumer packaging
Rexam Inc*	United States	United States	Common stock	Consumer packaging/Coated films and papers
Rexam Overseas Holdings Limited	Great Britain	Great Britain	Ordinary shares	Holding company
Rexam UK Holdings Limited	Great Britain	Great Britain	Ordinary shares	Holding company
TBS Engineering Limited*	Great Britain	Great Britain	Ordinary shares	Battery assembly equipment

13 **Stocks**

	2000 £m	1999 £m
Group		
Raw materials and consumables	**156**	111
Work in progress	**33**	35
Finished goods	**219**	135
	408	281

14 **Debtors receivable within one year**

	Group		Rexam PLC	
	2000 £m	1999 £m	2000 £m	1999 £m
Trade debtors	**412**	324	**1**	2
Subsidiary undertakings	**–**	–	**122**	83
Other debtors	**110**	49	**25**	18
	522	373	**148**	103

15 **Pensions receivable after more than one year**

	Group £m	Rexam PLC £m
At 1 January 2000	116	118
Exchange fluctuations	3	–
Acquisition of businesses	178	–
Profit and loss account	25	24
Cash contributions	4	–
At 31 December 2000	**326**	**142**

16 Other creditors

	Group 2000 £m	Group 1999 £m	Rexam PLC 2000 £m	Rexam PLC 1999 £m
Amounts falling due within one year				
Trade creditors	**332**	214	**1**	2
Subsidiary undertakings	**-**	–	**179**	271
Taxation and social security	**81**	83	**-**	–
Deferred consideration	**1**	1	**1**	1
Other liabilities	**298**	165	**32**	22
Dividends	**36**	36	**36**	36
	748	499	**249**	332
Amounts falling due after more than one year				
Subsidiary undertakings	**-**	–	**469**	428
Other liabilities	**33**	8	**-**	–
	33	8	**469**	428

17 Borrowings

	Repayment dates	Group 2000 £m	Group 1999 £m	Rexam PLC 2000 £m	Rexam PLC 1999 £m
Secured					
United States industrial revenue bonds	2005	**18**	16	**-**	–
Bank loans	2001-2005	**9**	60	**-**	–
		27	76	**-**	–
Unsecured					
9.44% United States dollar senior notes	2001	**17**	31	**-**	–
Other loans	2001	**8**	12	**-**	1
Bank loans					
Europe	2001-2005	**1,934**	582	**1,910**	455
United States	2001	**70**	–	**-**	–
Financing fees for bank facilities		**(10)**	–	**(2)**	–
Currency swaps with banks		**2**	(10)	**2**	(10)
Loan capital and currency swaps with banks		**2,048**	691	**1,910**	446
Bank overdrafts		**56**	19	**40**	21
Capital element of finance leases		**67**	1	**-**	–
Total borrowings		**2,171**	711	**1,950**	467
Repayment analysis					
Amounts falling due after more than one year					
In more than one year but not more than two years		**691**	80	**689**	(10)
In more than two years but not more than five years		**1,231**	269	**1,219**	207
In more than five years		**85**	13	**-**	–
		2,007	362	**1,908**	197
Amounts falling due within one year, or on demand		**164**	349	**42**	270
		2,171	711	**1,950**	467

The security given for secured loans is principally land and buildings. The amount of borrowings of the Group not wholly repayable within five years is £85m (1999: £13m). Interest is payable on loan capital wholly repayable within five years at rates varying between 3% and 9%. Currency swaps of sterling for United States dollars and euros, hedging foreign currency denominated investments, have been entered into and the translation difference between the relevant sterling and currency amounts has been included in borrowings. Finance leases due after more than five years are £67m (1999: £1m).

18 Financial risk management

Debtors receivable within one year and other creditors falling due within one year that meet the definition of a financial asset or liability under Financial Reporting Standard 13, "Derivatives and other financial instruments: disclosures", have been excluded from all disclosures in this note, except 18a the currency balance sheet.

a Currency balance sheet at 31 December 2000

	Total £m	Sterling £m	US dollar £m	Euro £m	Scandinavian currencies £m	Other currencies £m
Net assets	**2,743**	**420**	**974**	**949**	**204**	**196**
Goodwill written off to reserves	**631**	**135**	**392**	**104**	**-**	**-**
Net assets including goodwill written off to reserves	**3,374**	**555**	**1,366**	**1,053**	**204**	**196**
Net borrowings						
Excluding swaps and forward foreign exchange contracts	**(2,058)**	**(52)**	**(1,156)**	**(762)**	**(109)**	**21**
Currency swaps with banks	**(2)**	**65**	**(48)**	**(19)**	**-**	**-**
Forward foreign exchange contracts	**-**	**(64)**	**90**	**7**	**5**	**(38)**
	(2,060)	**(51)**	**(1,114)**	**(774)**	**(104)**	**(17)**
Equity excluding goodwill written off to reserves	**1,314**	**504**	**252**	**279**	**100**	**179**

b Summary of financial assets and liabilities

	2000 £m	1999 £m
Financial assets		
Cash, money market deposits and marketable securities	**111**	105
Currency swaps with banks	**65**	226
Businesses held for resale	**58**	-
Other debtors receivable after more than one year	**44**	10
	278	341
Financial liabilities		
Total borrowings excluding currency swaps with banks	**(2,169)**	(721)
Currency swaps with banks	**(67)**	(216)
Other creditors falling due after more than one year	**(33)**	(8)
Provisions for liabilities and charges (see note below)	**(20)**	(14)
Non equity convertible cumulative preference shares	**(90)**	(90)
Non equity B shares	**-**	(3)
	(2,379)	(1,052)
Net financial liabilities	**(2,101)**	(711)

Provisions for liabilities and charges relate to the provisions for long term employee incentive schemes, excluding £7m (1999: £2m) provided for the senior executive share option and long term incentive schemes.

An explanation of the Group's objectives, policies and strategies for the role of derivatives and the financial instruments in managing and controlling the risks of the Group and its activities can be found in the Operating and Financial Review on pages 42 to 49.

c Currency exposures at 31 December 2000

There are no significant unhedged transaction exposures which give rise to net currency gains or losses in the profit and loss account.

18 Financial risk management continued

d Interest rate risk profile at 31 December 2000

	Total £m	Interest free £m	At floating interest rates £m	At fixed interest rates £m	Weighted average fixed interest rate %	Weighted average period for which rate is fixed Years
Financial assets						
Sterling	**102**	**32**	**-**	**70**	**7.7**	**1.4**
US dollar	**85**	**37**	**48**	**-**	**-**	**-**
Euro	**52**	**31**	**21**	**-**	**-**	**-**
Scandinavian currencies	**7**	**2**	**5**	**-**	**-**	**-**
Other currencies	**32**	**-**	**32**	**-**	**-**	**-**
	278	**102**	**106**	**70**	**7.7**	**1.4**
Financial liabilities						
Sterling	**(123)**	**(2)**	**(121)**	**-**	**-**	**-**
US dollar	**(1,204)**	**(42)**	**(914)**	**(248)**	**5.6**	**2.6**
Euro	**(802)**	**(7)**	**(232)**	**(563)**	**4.9**	**3.9**
Scandinavian currencies	**(111)**	**(2)**	**(101)**	**(8)**	**4.0**	**2.7**
Other currencies	**(49)**	**-**	**(49)**	**-**	**-**	**-**
	(2,289)	**(53)**	**(1,417)**	**(819)**	**5.1**	**3.5**
Non equity convertible cumulative preference shares	**(90)**					
	(2,379)					

Floating rate interest is paid on short term borrowings under committed term bank facilities. For the principal facilities the interest rate is determined by reference to LIBOR in the relevant currency and market. For overdrafts used to fund the working capital needs of subsidiary undertakings the interest rate is determined by reference to appropriate local bank rates. Floating interest rates on financial assets and liabilities are determined in the same way. Businesses held for resale, other debtors receivable after more than one year, other creditors payable after more than one year and provisions for liabilities and charges are interest free. The non equity convertible cumulative preference shares are separately shown since they are financial liabilities on which dividends were paid as detailed in Note 21 to the Accounts, and not interest.

The estimated weighted average period to maturity for interest free financial assets is 0.5 years for sterling, 1 year for US dollars and 0.5 years for euros. The corresponding amounts for financial liabilities are 3.7 years for sterling, 2.4 years for US dollars and 3.7 years for euros.

e Undrawn committed borrowing facilities at 31 December 2000

	Principal committed facilities £m	Facilities available £m
Remaining term at 31 December 2000		
In more than one year but not more than two years	**1,074**	**383**
In more than four years	**1,258**	**40**
	2,332	**423**

Facilities available are that part of the principal committed facilities which was not drawn at 31 December 2000. The Group also has additional term loans and facilities available to it on a committed or uncommitted basis. Principal committed facilities include a US$1,600m shorter term facility and a euro 2,000m longer term facility arranged in 2000 to refinance the exisiting borrowings of the Group and finance the acquisition of ANC. A term out option was exercised on the US$1,600m facility in February 2001 and so its availability and repayment obligation is shown after exercise of that option. The Group is obliged to apply a proportion of the proceeds of disposals and of debt capital market financings towards prepayment of the US$1,600m facility.

18 **Financial risk management** continued

f Maturity profile of financial liabilities at 31 December

	2000 £m	1999 £m
In one year or less, or on demand	**(239)**	(349)
In more than one year but not more than two years	**(711)**	(90)
In more than two years but not more than five years	**(1,242)**	(553)
In more than five years	**(187)**	(60)
	(2,379)	(1,052)

g Fair value of financial assets and liabilities at 31 December

	2000 Book value £m	2000 Fair value £m	1999 Book value £m	1999 Fair value £m
Cash, marketable securities and money market deposits	**111**	**111**	105	105
Businesses held for resale	**58**	**58**	–	–
Other debtors receivable after more than one year	**44**	**44**	10	10
Total borrowings excluding currency swaps with bank	**(2,169)**	**(2,170)**	(721)	(724)
Net currency swaps with banks	**(2)**	**(2)**	10	10
Other creditors falling due after more than one year	**(33)**	**(33)**	(8)	(8)
Provisions for liabilities and charges	**(20)**	**(20)**	(14)	(14)
Non equity convertible cumulative preference shares	**(90)**	**(80)**	(90)	(85)
Non equity B shares	**–**	**–**	(3)	(3)
Interest rate swaps	**–**	**5**	–	19
Forward foreign exchange contracts	**–**	**(8)**	–	(1)
Aluminium futures contracts	**–**	**2**	–	15
Aluminium option contracts	**–**	**–**	–	1
	(2,101)	**(2,093)**	(711)	(675)

Market values have been used to determine the fair values of money market deposits, marketable securities, currency swaps with banks and bank borrowings. The fair value of the non equity convertible cumulative preference shares has been determined by reference to the quoted market price at the close of business on 29 December 2000 (1999: 30 December). The fair values of interest rate swaps and fixed rate loans have been determined by discounting their cash flows at prevailing interest rates. The fair value of forward foreign exchange contracts has been determined by marking those contracts to market against prevailing forward foreign exchange rates. The fair value of aluminium futures contracts has been determined by marking those contracts to market at prevailing aluminium prices. The fair value of aluminium option contracts has been determined using option pricing models.

h Unrecognised gains and losses on hedges

	Gains £m	Losses £m	Net £m
Unrecognised at 1 January 2000	36	(2)	34
Recognised in 2000	(14)	1	(13)
Arising before 1 January 2000 unrecognised in 2000	22	(1)	21
Unrecognised movement in 2000	(5)	(17)	(22)
Unrecognised at 31 December 2000	**17**	**(18)**	**(1)**
Expected to be recognised in 2001	**6**	**(7)**	**(1)**
Expected to be recognised in 2002 or later	**11**	**(11)**	**–**
	17	**(18)**	**(1)**

The Group uses derivatives and other financial instruments as part of its normal operations and financing activities to manage the exposures which arise from the global nature of its operations. The hedges are entered into for varying future periods, and they are recognised in the Accounts when the underlying exposure which they hedge is recognised. The movements and position as at 31 December 2000 on such hedges is set out above and in Note 18g and is a combination of the following: interest rate swaps, forward foreign exchange contracts, aluminium futures contracts and aluminium options contracts.

19 Provisions for liabilities and charges

	Pensions and other retirement benefits (Note i) £m	Long term employee incentive schemes (Note ii) £m	Disposals (Note iii) £m	Other (Note iv) £m	Deferred taxation (Note v) £m	Total £m
Group						
At 1 January 2000	73	16	7	8	32	136
Exchange fluctuations	8	1	–	3	–	12
Acquisition of businesses	288	–	–	124	(22)	390
Provided in the year	18	11	–	(1)	11	39
Transfer to current tax	–	–	–	–	6	6
Utilised	(15)	(1)	(3)	(41)	–	(60)
At 31 December 2000	**372**	**27**	**4**	**93**	**27**	**523**

	Disposals £m	Deferred taxation (Note v) £m	Total £m
Rexam PLC			
At 1 January 2000	1	38	39
Provided in the year	–	9	9
At 31 December 2000	**1**	**47**	**48**

Notes

i Pensions and other retirement benefits

A provision of £103m (1999: £54m) covers the expected cost of various funded and unfunded pension schemes operated throughout the Group. In addition there is a provision of £269m (1999: £19m) to cover other retirement benefits, being medical costs and life assurance, given to certain current and former employees in the United States. These provisions are long term in nature and the timing of their utilisation is unknown.

ii Long term employee incentive schemes

The Group operates various long term employee incentive schemes. An amount of £7m (1999: £2m) has been provided for senior executive share option and long term incentive schemes. The remainder relates to a variety of long term incentive schemes operated by the Group's subsidiary undertakings worldwide. These provisions are long term, with the timing of their utilisation being dependent on various performance criteria being met.

iii Disposals

The provision relates primarily to product warranty and associated claims in Australia. The amount of the final liability and timing of payment, if any, is dependent upon the outcome of ongoing legal and related proceedings.

iv Other

Other provisions include £40m relating to an ANC patent infringement litigation, £7m for ANC project costs, £2m (1999: £3m) relating to onerous property contracts in the United Kingdom and £37m (1999: £4m) for environmental compliance principally acquired with ANC and arising in the United States. In each of these cases the timing of their utilisation is unknown.

19 Provisions for liabilities and charges continued

v Deferred taxation

	Provided 2000 £m	Provided 1999 £m	Full potential liability 2000 £m	Full potential liability 1999 £m
Group timing differences				
Depreciation	**16**	17	**47**	34
Pensions and other retirement benefits	**(3)**	16	**(3)**	16
Other	**14**	(1)	**26**	4
	27	32	**70**	54
Rexam PLC timing differences				
Depreciation	**4**	4	**4**	4
Pensions and other retirement benefits	**43**	34	**43**	34
	47	38	**47**	38

No provision has been made for deferred taxation in respect of earnings which are retained overseas since the taxation payable on remittance to the United Kingdom is not expected to be significant due to the availability of tax credits.

20 Contingent liabilities

	Group 2000 £m	Group 1999 £m	Rexam PLC 2000 £m	Rexam PLC 1999 £m
Guarantees of borrowings				
Subsidiary and associated undertakings	**–**	–	**53**	64
Third parties	**–**	17	**–**	–

In an international group a variety of claims arise from time to time; some have little or no foundation in law or in fact and others cannot be quantified. Provision has been made in these Accounts against those claims which the directors consider are likely to result in significant liabilities.

21 Share capital

a Ordinary equity share capital of Rexam PLC

	Authorised 64 2/7p number	Authorised Total £m	Issued and fully paid 64 2/7p number	Issued and fully paid Total £m
At 1 January 2000	557,270,283	358	395,400,675	254
Issued under share option schemes	–	–	1,001,264	1
Conversion of preference shares on 29 February 2000	219,726	–	38,548	–
At 31 December 2000	**557,490,009**	**358**	**396,440,487**	**255**

For details of the number of outstanding share options at 31 December 2000 see the Directors' Report on pages 50 to 52.

21 Share capital continued

b Non equity 7.75p convertible cumulative preference share capital of Rexam PLC

	Authorised 128 4/7p number	Authorised Total £m	Issued and fully paid 128 4/7p number	Issued and fully paid Total £m
At 1 January 2000	69,607,080	90	69,604,909	90
Conversion of preference shares on 29 February 2000	(109,863)	–	(109,863)	–
At 31 December 2000	**69,497,217**	**90**	**69,495,046**	**90**

The holders of the preference shares have the right to convert their holdings into fully paid ordinary shares on the basis of 17.544p in nominal amount of ordinary shares for every 100p in nominal value of preference shares. Conversion may take place on 28 or 29 February in any year until 2015. Any preference shares not converted by 28 February 2015 will automatically be redesignated as 7.75p cumulative preference shares and will be redeemed by Rexam PLC at 100p per share on 31 March 2015. The preference shareholders take priority over the ordinary shareholders in a distribution on the winding up of Rexam PLC to the extent of all outstanding interest and capital monies. The holders of preference shares are entitled to vote at a general meeting of Rexam PLC if a convertible preference dividend has not been paid or the business of the meeting involves the winding up of Rexam PLC or the alteration of the preference shareholders' rights.

c Non equity B shares of Rexam PLC

	Authorised 100p number	Authorised Total £m	Issued and fully paid 100p number	Issued and fully paid Total £m
At 1 January 2000	3,192,222	3	3,192,222	3
Redemption on 30 September 2000	(3,192,222)	(3)	3,192,222	(3)
At 31 December 2000	**–**	**–**	**–**	**–**

The non equity B shares were compulsorily redeemed by Rexam PLC on 30 September 2000.

22 Equity reserves

	Share premium account £m	Capital redemption reserve £m	Profit and loss reserve £m	Other reserves £m
Group				
At 1 January 2000	395	259	(356)	22
Currency fluctuations	–	–	(43)	–
Profit and loss account	–	–	(54)	–
Goodwill written off on business disposals	–	–	92	–
Issued under share option schemes	1	–	–	–
Redemption of non equity B shares	–	3	(3)	–
Reclassification	–	17	5	(22)
At 31 December 2000	**396**	**279**	**(359)**	**–**

Other reserves of £17m have been reclassified to the capital redemption reserve as the principal element relates to an earlier redemption of preference shares. The remaining £5m has been reclassified to profit and loss reserves.

22 Equity reserves continued

Currency fluctuations debited to reserves in respect of borrowings used to hedge the Group's overseas investments were £59m (1999: £32m).

The amount of goodwill set off against reserves at 31 December 2000 is £631m. This comprises the balance at 1 January 2000 of £691m, increased by exchange fluctuations of £32m and reduced by amounts realised on disposals of £92m during the year.

	Share premium account £m	Capital redemption reserve £m	Profit and loss reserve £m	Other reserves £m
Rexam PLC				
At 1 January 2000	395	259	164	17
Profit and loss account	–	–	(80)	–
Issued under share option schemes	1	–		–
Redemption of non equity B shares	–	3	(3)	–
Reclassification	–	17	–	(17)
At 31 December 2000	**396**	**279**	**81**	**-**

The loss for the financial year dealt with in the Accounts of Rexam PLC is £16m (1999: profit £61m). The distributable reserves of Rexam PLC are £81m (1999: £164m).

Other reserves of £17m have been reclassified to the capital redemption reserve as the principal element relates to an earlier redemption of preference shares.

23 Acquisitions

a Summary of acquisitions of businesses

All acquisitions have been completed by applying acquisition accounting principles.

	2000 ANC £m	2000 Other £m	2000 Total £m	1999 Total £m
Tangible fixed assets	**497**	**1**	**498**	315
Fixed asset investments	**66**	**(1)**	**65**	–
Retirement benefits asset	**178**	**-**	**178**	–
Working capital	**177**	**1**	**178**	93
Current and deferred taxation	**(3)**	**-**	**(3)**	4
Provisions	**(407)**	**-**	**(407)**	(37)
Minority interests	**(1)**	**-**	**(1)**	(5)
Securitised receivables	**(39)**	**-**	**(39)**	–
Cash and overdrafts	**73**	**-**	**73**	16
Loan capital	**(784)**	**-**	**(784)**	(217)
Finance leases	**(68)**	**-**	**(68)**	–
Fair value of net (liabilities)/assets acquired	**(311)**	**1**	**(310)**	169
Cash consideration including costs of acquisition	**699**	**6**	**705**	433
Book value of net assets acquired	**(648)**	**(1)**	**(649)**	(270)
Fair value adjustments	**959**	**-**	**959**	101
Fair value of net liabilities/(assets) acquired	**311**	**(1)**	**310**	(169)
Goodwill on acquisition	**1,010**	**5**	**1,015**	264

The total consideration for acquisitions in 2000 was £1,523m (1999: £634m) comprising £657m (1999: £426m) for the purchase of shares and net assets, acquisition costs of £48m (1999: £7m) and £818m (1999: £201m) for net borrowings assumed.

23 **Acquisitions** continued

b Acquisition of ANC

	Book value of net assets acquired £m	Revaluation £m	Accounting policy alignment £m	Fair value of net assets acquired £m
Intangible fixed assets	680	(680)	–	–
Tangible fixed assets	508	(53)	42	497
Fixed asset investments	78	(12)	–	66
Retirement benefits asset	207	(29)	–	178
Working capital	164	(24)	37	177
Current and deferred taxation	109	20	(132)	(3)
Provisions	(381)	(31)	5	(407)
Minority interests	(5)	4	–	(1)
Securitised receivables	–	–	(39)	(39)
Cash and overdrafts	73	–	–	73
Loan capital	(784)	–	–	(784)
Finance leases	(1)	–	(67)	(68)
	648	(805)	(154)	(311)

Revaluation adjustments	Intangible fixed assets £m	Tangible fixed assets £m	Fixed asset investments £m	Retirement benefits asset £m	Working capital £m	Deferred taxation £m	Provisions £m	Minority interests £m
Eliminate goodwill capitalised by ANC	(680)	–	–	–	–	–	–	–
Divestment plants restated at net realisable value	–	(36)	–	–	52	–	–	–
Pensions and other retirement benefits based on actuarial assessment	–	–	–	(29)	–	20	(26)	–
Provision for onerous contractual obligations	–	–	–	–	(40)	–	–	–
Provision for doubtful debts	–	–	–	–	(29)	–	–	–
Property revaluations and tangible fixed assets write offs	–	(17)	–	–	–	–	–	4
Write down of investments in associated undertakings	–	–	(12)	–	–	–	–	–
Other adjustments (net)	–	–	–	–	(7)	–	(5)	–
	(680)	(53)	(12)	(29)	(24)	20	(31)	4

Accounting policy alignment adjustments	Tangible fixed assets £m	Working capital £m	Deferred taxation £m	Provisions £m	Securitised receivables £m	Finance leases £m
Deferred taxation provided on a partial provision basis	–	–	(132)	–	–	–
Operating leases reclassified as finance leases	42	5	–	5	–	(67)
Securitised receivables reclassified as trade debtors	–	39	–	–	(39)	–
Last-in-first-out (LIFO) stock adjustment	–	(7)	–	–	–	–
	42	37	(132)	5	(39)	(67)

The fair value of the assets and liabilitites acquired have been determined on a provisional basis in 2000, pending completion of the fair value appraisal exercise in 2001.

23 Acquisitions continued

c Results of ANC prior to acquisition

Set out below are a summarised consolidated profit and loss account and statement of recognised gains and losses of ANC for the periods stated. They have been prepared under US GAAP using ANC accounting policies, translated into sterling at average exchange rates for the respective period.

Profit and loss account	1 Jan 2000 to 31 July 2000 £m	1 Jan 1999 to 31 Dec 1999 £m
Turnover	918	1,744
Operating expenses	(814)	(1,574)
Goodwill amortisation	(125)	(25)
Operating (loss)/profit	(21)	145
Interest	(33)	(36)
(Loss)/profit before taxation	(54)	109
Taxation	(22)	(47)
Minority interests	–	(1)
(Loss)/profit attributable to ANC ordinary shareholders	(76)	61

Statement of recognised gains and losses	£m	£m
(Loss)/profit attributable to ANC ordinary shareholders	(76)	61
Currency fluctuations	(12)	(25)
	(88)	36

d Summary consolidated cash flow statement for ANC for the period 1 August 2000 to 31 December 2000, translated using the average exchange rates for the period.

	£m
Operating profit	49
Depreciation	20
Movement in working capital	55
Other movements	(7)
Cash flow from operating activities	117
Purchase of tangible fixed assets	(26)
Taxation paid	(9)
	82

e Cash flows arising from acquisitions

	2000 £m	1999 £m
Cash consideration	**682**	344
Cash balances acquired	**(73)**	(16)
Cash payments for prior year acquisitions	**1**	1
Net cash outflow	**610**	329

f Cash flows relating to exceptional activities

Cash flows from operating activities in 2000 include £9m with respect to the utilisation of the exceptional operating profit items of £37m made in 2000 and £7m with respect to the utilisation of the exceptional operating profit items of £29m made in 1999.

24 Disposals

a Summary of disposals of businesses

	2000 £m	1999 £m
Goodwill	**100**	131
Tangible fixed assets	**83**	154
Working capital	**41**	45
Current and deferred taxation	**(1)**	(5)
Provisions	**-**	(9)
Cash and overdrafts	**(2)**	57
Loan capital	**(39)**	(49)
Finance leases	**-**	(1)
Net assets disposed	**182**	323
Cash proceeds	**120**	372
Deferred proceeds	**1**	1
Accrued costs	**(1)**	(1)
Total proceeds	**120**	372
(Loss)/gain on disposal	**(62)**	49
Prior year disposals	**(2)**	-
Provisions for disposals	**-**	(18)
Exceptional items (Note 5)	**(64)**	31

b Cash flow from disposals

	2000 £m	1999 £m
Cash proceeds	**120**	372
Bank overdrafts/(cash) disposed	**2**	(57)
Cash receipts for prior year disposals	**2**	3
Cash payments relating to disposal programme	**(5)**	-
Cash flows relating to ANC prior year disposals		
Payment to litigant	**(36)**	-
Receipt under indemnity	**24**	-
	(12)	-
Net cash inflow	**107**	318

25 Commitments

	2000 £m	1999 £m
Group		
Future capital expenditure at 31 December for which contracts have been placed	**33**	20

	2000 Land and buildings £m	2000 Other £m	1999 Land and buildings £m	1999 Other £m
Group				
Operating lease rentals payable in 2001 relate to commitments expiring				
Within one year	**3**	**2**	3	3
Between one and five years	**12**	**4**	8	4
After five years	**14**	**-**	8	-
	29	**6**	19	7

Produced by Rexam Designed by dowell//stubbs Photography by Gunnar Nydrén and Rexam Printed in Sweden by Duro Grafiska


ABSOLUT
MANDRIN



REXAM

THE QUALITY NAME AROUND QUALITY BRANDS

REXAM PLC
4 MILLBANK
LONDON
SW1P 3XR
UNITED KINGDOM
www.rexam.com